FERGUSON

FY2025

Annual Report

About our business

We help make our customers' complex projects simple, successful and sustainable by providing expertise and a wide range of products and services from plumbing, HVAC, appliances, and lighting to PVF, water and wastewater solutions, and more.

Our vision is to be the ultimate project success company. Guided by The Ferguson Way, a set of enduring values grounded in a deep commitment to doing what's best for our customers and associates, we work across customer groups to deliver greater value throughout the project lifecycle.



FERGUSON



Ferguson is the largest value-added distributor serving the water and air specialized professional in our $340B residential and non-residential North American construction market.

BRANCHES

1,700+

ASSOCIATES

~35K

CUSTOMERS

~1M

SUPPLIERS

~37K

Our core strengths

We go above and beyond for our specialized professional customers – leveraging the strength of our global supply chain, tailored value-added solutions, innovative digital tools and the expertise of our associates. These strengths, combined with our ability to offer a multi-customer group approach on projects, help us meet our customers' unique needs and further prove we are better together than apart.

World-class supply chain

Our scale and global supply chain give us a distinct competitive edge.

We leverage this advantage locally through a vast network of distribution facilities, branches and a dedicated final-mile delivery fleet that places us within 60 miles of 95% of our North American customers.

We're continuously investing to optimize our network; empowering us to better serve our customers with the best breadth and depth of inventory available and increased speed and efficiency.

Value-added solutions

We offer solutions and services that help drive construction productivity and project success. Our solutions aim to support every phase of the project lifecycle – from planning to execution – including:

– Virtual design and construction
– Project management
– Pre-assembly and fabrication
– Valve automation
– Kitting and installation services
– Own brand

By supporting our customers to streamline their processes and reduce complexity, we help enable more efficient, successful projects.



Branch
Market Distribution Center
Regional Distribution Center
Import Center

Alaska

Hawaii

FERGUSON

Digital tools

Our digital platforms provide a powerful suite of tools designed to simplify and support project workflows. Customers can easily manage quotes and orders, select fulfillment options, track budgets, monitor deliveries and more. These tools are designed to boost productivity, improve visibility and give customers greater control over their projects.

Experts serving experts

Ferguson's strength lies in the expertise of our associates, many of whom bring decades of experience that's difficult to replicate. Our people are the foundation of our success. Their deep industry knowledge, commitment to service and long-term customer relationships set us apart. We are proud to be a project success company, enabled by passionate associates who deliver quality and build trust every day.

We invest in attracting, developing, engaging and retaining top talent to help ensure our customers are supported by the very best in the industry.



Our balanced approach

Ferguson has a balanced business mix and leading positions in large, growing and fragmented markets that outpace GDP over the long term. Our balanced exposure and agile business model position us to take advantage of growth opportunities while navigating dynamic markets.

Balanced market exposure*



~1/3
New construction

~2/3
Repair, Maintenance and Improvement (RMI)

~1/2
Non-residential

~1/2
Residential

*Residential/non-residential proportion and RMI/new construction proportion are approximates and derived from management estimates as of FY2025.



FERGUSON

Our customer groups

We proudly serve both residential and non-residential markets, offering best-in-class products, services and expertise tailored to a wide range of industries. Through these groups, we deliver innovative solutions and trusted support to help meet the diverse needs of our customers.

Residential



Residential Trade Plumbing



Ferguson Home



Waterworks



HVAC

Non-residential



Commercial / Mechanical



Fire & Fabrication



Facilities Supply



Industrial




Key growth areas



HVAC everywhere

Companies that offer both HVAC and plumbing services represent a rapidly growing portion of our customer base. Our "HVAC everywhere" strategy is designed to position us as the dual-trade market leader by providing convenient access to plumbing and HVAC expertise, equipment, parts and supplies for both RMI and new construction projects.

Within HVAC, our markets are large, fragmented and highly attractive. We're pursuing growth through a multipronged approach that includes dual-trade counter conversions, geographic expansion of our HVAC network and strategic acquisitions.

To date, we have completed over 600 counter conversions and are **on track to reach our goal of 650 dual-trade counters in 2026.**



Waterworks

Waterworks is our most diverse and expansive customer group, supporting projects from design through execution. We offer solutions across water, wastewater and green stormwater management as well as erosion control, treatment plant construction and metering technology.

We continue to expand our capabilities to deliver more integrated solutions and address the challenges of aging infrastructure. Our investments in AI solutions aim to support preventative maintenance and leak detection, while the addition of highly technical talent, including engineers, is strengthening our expertise across complex projects. We're deepening our role as a strategic partner by collaborating with engineers and construction professionals from project conception and expanding our product offerings to include process equipment solutions. These efforts position us to deliver greater value through bundled solutions, operational scale and exceptional service.

FERGUSON







Large capital projects

In FY2025, we continued to see expansion in activity for large capital projects, including substantial investments in data centers, large manufacturing operations and healthcare/life science facilities. This growth is further supported by onshoring and re-shoring initiatives aimed at enhancing domestic production capabilities and infrastructure resilience. These trends collectively signal momentum in a **~$50B** total addressable market through 2030*.

Ferguson is a trusted partner in managing complex projects, offering value-added solutions from early planning through execution. Our multi-customer group approach spanning Waterworks, Commercial / Mechanical, Industrial and Fire & Fabrication positions us to solve complex project requirements. These large-scale projects require deep expertise, operational agility and scalable solutions. Our experienced teams and integrated offerings are well-positioned to support evolving customer needs, technical specifications and project delivery goals. By engaging early with owners, engineers and contractors, we help shape outcomes and drive successful project execution.



Ferguson Home

As part of a long-standing vision for our residential business, Ferguson Home represents the culmination of years of strategic planning to integrate our showroom and digital experiences under a single, unified brand. This initiative, which began its public rollout in February 2025 with the integration of Ferguson showrooms and our Build.com platform, is a key milestone in our broader strategy to deliver a seamless customer experience across all touchpoints.

In addition to enhancing the experience for residential customers, Ferguson Home is supported by a network of dedicated outside sales and showroom consultants who serve our specialized professional customers. These associates bring deep product expertise and personalized service to builders, designers and other trade professionals, helping meet their unique project needs with precision and care. Their involvement strengthens our commitment to delivering tailored solutions and reinforces Ferguson's role as a trusted partner for the professional.

⚡FERGUSON HOME

*Management estimates the total addressable market for Ferguson on large capital project related work to be ~$50B through 2030.

Our commitment to sustainability

We are committed to minimizing the environmental impact of our operations and fostering a culture that is safe, inclusive and engaging for all our associates. Beyond our operations, we work to drive sustainable product innovation, help our customers achieve their sustainability goals and support the communities we serve through Ferguson Cares. Ferguson's sustainability framework guides our actions and approach to sustainability.



→ Read more about our sustainability
efforts in our latest Sustainability Report:
corporate.ferguson.com/sustainability

FERGUSON



Sustainability framework

People and communities

Health, safety and environment

Talent management

Ferguson Cares

Responsible supply chain

Sustainable impact

Operational efficiency

Sustainable solutions

Water and wastewater management

Responsible business

Board management

Sustainability governance

Regulatory and risk oversight

Focus on execution

At Ferguson, our culture is defined by an unwavering commitment to exceptional customer service. Our knowledgeable associates do more than support construction projects; they build lasting relationships with our ~1 million customers across North America. These relationships are built on trust, expertise and a shared commitment to excellence.

Our ability to consistently outperform the market is driven by the strong foundation our associates have built. Supported by our world-class supply chain, value-added solutions and innovative digital tools, we are uniquely positioned to help meet the complex and evolving needs of specialized trade professionals.

We are grateful to our associates for their dedication to serving our customers, delivering results and executing our strategy throughout fiscal year 2025.

Financial performance

Despite a year marked by subdued end markets and commodity deflation, we delivered 3.8% revenue growth as our associates diligently served the needs of our water and air specialized professional customers. We continued to organically gain market share while enhancing growth with high-quality acquisitions. Despite meaningful deflation for much of the year, adjusted operating profit* performance was resilient with adjusted diluted earnings per share* growth of 2.6%.

Our cash generative business model enabled us to invest across our four capital priorities. We invested $0.3 billion in capex, enhancing our supply chain, branch network and technology infrastructure. We paid $0.5 billion in dividends, increasing our total annual dividend by 5% to $3.32 per share, reflecting our confidence in the strength and resilience of our business.

We also invested $0.3 billion in nine strategic acquisitions, reinforcing our presence in key geographic areas and bringing new capabilities to our service offering. Additionally, we returned $0.9 billion to shareholders via share repurchases, increasing our authorization by $1.0 billion midway through the year. As of July 31, 2025, our net debt to adjusted EBITDA* stood at 1.1 times, maintaining our position at the low end of our target leverage range and providing flexibility for future growth.

Market outperformance

We are pleased with the continued organic growth of our customer groups. Our Waterworks and HVAC groups saw the largest growth with increases of 10% and 8%, respectively. The combination and breadth of our customer groups position us to maximize the value we bring to a project while also maintaining a broad and balanced end market exposure.

Residential end markets (approximately half of our revenue) remained subdued across both new construction and RMI during the year. We continued to gain market share, particularly with HVAC initiatives. In total, our residential revenues came in approximately 1% above the prior year.

Non-residential end markets (approximately half of our revenue) began to benefit more from tailwinds from large capital projects including data centers, semiconductor plants and biotech facilities. Traditional non-residential activities in areas like office and retail construction remained pressured. Our non-residential sales were approximately 7% higher than the prior year. Our balanced end market exposure continues to serve us well, positioning us for a variety of future growth opportunities.

*This is a non-GAAP measure. See pages 16 to 17 for more information and a reconciliation of the non-GAAP measure to the most comparable U.S. GAAP measure.

FERGUSON

Leading a responsible business

Ferguson remains committed to leading a responsible business. We advanced our Environmental Product Sales (EPS) strategy to meet growing demand for more sustainable, high-performance solutions. By strengthening strategic partnerships, expanding internal capabilities and engaging proactively with the market, we are helping to shape the future of more sustainable infrastructure. Additional details on our EPS strategy are available in our FY2025 Sustainability Report.

Safety continues to be a core value embedded in every aspect of our operations. It informs our decision-making and drives our commitment to protecting the well-being of our associates and customers. In fiscal year 2025, we recorded an increase in our Total Recordable Incident Rate (TRIR) and Lost Time Incident Rate (LTIR), a clear signal that we must intensify our focus on workplace safety. We are reinforcing a culture of safety through stronger accountability, deeper leadership engagement and consistent adherence to safety protocols.

A U.S. milestone

Following a corporate restructuring and relocation of our headquarters to the U.S. in August 2024, Ferguson debuted on the Fortune 500 list at No. 146 in June 2025. This recognition is a testament to the dedication of our associates and the strong industry relationships we have built with customers and suppliers. We are proud to serve the water and air specialized professionals who rely on us to help make their complex projects simple, successful and sustainable.

We are pleased to announce the transition of our fiscal year-end from July 31 to December 31, effective January 1, 2026. Aligning our fiscal year with the calendar year is a natural extension of our corporate headquarters move to the U.S. and allows our associates to remain focused on our customers during our busiest season.

In closing, we are proud of our fiscal year 2025 performance, particularly given deflationary pressures, and continued challenges in our end markets. Our balanced business mix, strong balance sheet and agile business model position us well for continued above-market growth. We remain focused on investing in key growth areas and capturing long-term tailwinds across both residential and non-residential markets. We extend our sincere thanks to our associates, customers, suppliers and shareholders. Your continued support and commitment are the foundation of our success.

Kevin Murphy, CEO



Key performance indicators

Adjusted operating profit*

$2.8B

Adjusted operating profit is defined as operating profit before acquisition related intangible amortization and certain other non-recurring items.

Adjusted operating profit of $2.8 billion (9.2% adjusted operating margin*) was 0.6% higher than last year.



Return on capital employed (ROCE)*

29.4%

ROCE is calculated as adjusted earnings before interest and taxes (adjusted EBIT*) divided by average capital employed.*

ROCE decreased slightly in the year principally due to a modest increase in average capital employed.



Net sales

$30.8B

Net sales are derived primarily from the sale of a broad range of products and solutions. Net sales exclude intercompany sales, estimated and actual sales returns, trade and early settlement discounts, and sales taxes.

Net sales of $30.8 billion were 3.8% higher than last year as we continued to consolidate our markets with above market share gains and high quality acquisitions.



Adjusted EPS – diluted*

$9.94

Adjusted diluted EPS is defined as adjusted net income divided by the weighted average diluted shares outstanding. Adjusted net income is defined as income from continuing operations before amortization of acquired intangible assets (net of tax), discrete tax items and any other items that are non-recurring (net of tax).

Adjusted diluted earnings per share of $9.94 increased 2.6% due to adjusted operating profit growth and the impact of share repurchases.



FERGUSON

*This is a non-GAAP measure. See pages 16 to 17 for more information and a reconciliation of the non-GAAP measure to the most comparable U.S. GAAP measure. Adjusted operating margin is calculated as adjusted operating profit divided by net sales.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-42200

Ferguson Enterprises Inc.

(Exact name of registrant as specified in its charter)

Delaware	**38-4304133**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

751 Lakefront Commons
Newport News, Virginia 23606
+1-757-874-7795

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange on Which Registered:
Common Stock, par value $0.0001 per share	FERG	The New York Stock Exchange
		London Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. ☐Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer, "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financing reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☒ No

The aggregate market value of the voting shares held by non-affiliates of the registrant, computed by reference to the closing price as reported on the New York Stock Exchange, as of January 31, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $36,048,440,565. As of September 19, 2025, the number of outstanding shares of common stock was 196,151,443.

Documents Incorporated by Reference:

The information required by Part III of this Annual Report on Form 10-K (the "Annual Report"), to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the annual meeting of stockholders to be held in 2025, which definitive proxy statement shall be filed with the Securities and Exchange Commission (the "SEC") within 120 days after the end of the fiscal year to which this Annual Report relates (the "2025 Proxy Statement").

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TABLE OF CONTENTS

CERTAIN TERMS

Unless otherwise specified or the context otherwise requires, the terms "Company," "Ferguson," "we," "us," and "our" and other similar terms used in this Annual Report (i) for periods prior to August 1, 2024, refer to Ferguson plc and its consolidated subsidiaries and (ii) for periods on and following August 1, 2024, refer to Ferguson Enterprises Inc. and its consolidated subsidiaries. Except as otherwise specified or the context otherwise requires, references to years indicate our fiscal year ended July 31st of the respective year. For example, references to "fiscal 2025" or similar references refer to the fiscal year ended July 31, 2025. As previously announced, Ferguson is changing its fiscal year end from July 31st to December 31st, with its new fiscal year commencing on January 1, 2026. The term "transition period" refers to the five-month period from August 1, 2025 to December 31, 2025 as the Company transitions from a July 31st fiscal year end to a December 31st fiscal year end.

MARKET AND INDUSTRY DATA

The information in this Annual Report that has been sourced from third parties has been accurately reproduced and, as far as we are aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading. Industry publications generally state that their information is obtained from sources they believe reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We are not aware of any exhaustive industry or market reports that cover or address our specific markets.

TRADEMARKS

All trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report are referred to without the symbols ® and ™, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies' trademarks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

Certain information included in this Annual Report is forward-looking, including within the meaning of the Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, plans and objectives for the future including our capabilities and priorities, risks associated with changes in global and regional economic, market and political conditions, ability to manage supply chain challenges, ability to manage the impact of product price fluctuations, our financial condition and liquidity, legal or regulatory changes, and other statements concerning the success of our business and strategies.

Forward-looking statements can be identified by the use of forward-looking terminology, including terms such as "believes," "estimates," "anticipates," "expects," "forecasts," "intends," "continues," "plans," "projects," "goal," "target," "aim," "may," "will," "would," "could" or "should" or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. Although we believe that the forward-looking statements contained in this Annual Report are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those contained in such forward-looking statements, including but not limited to:

- weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate and the macroeconomic impact of factors beyond our control (including, among others, inflation/deflation, recession, labor and wage pressures, trade restrictions such as tariffs, sanctions and retaliatory countermeasures, interest rates, and geopolitical conditions);

- failure to rapidly identify or effectively respond to direct and/or end customers' wants, expectations or trends, including costs and potential problems associated with new or upgraded information technology systems or our ability to timely deploy new omni-channel capabilities;

- decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential markets and our ability to effectively manage inventory as a result;

- changes in competition, including as a result of market consolidation, new entrants, vertical integration or competitors responding more quickly to emerging technologies (such as generative artificial intelligence ("AI"));

- failure of a key information technology system or process as well as payment-related risks, including exposure to fraud or theft;

- privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents, network security breaches or the use of AI;

- ineffectiveness of or disruption in our domestic or international supply chain or our fulfillment network, including delays in inventory availability at our distribution facilities and branches, increased delivery costs or lack of availability due to loss of key suppliers;

- failure to effectively manage and protect our facilities and inventory or to prevent personal injury to customers, suppliers or associates, including as a result of workplace violence;

- unsuccessful execution of our operational strategies;

- failure to attract, retain and motivate key associates;

- exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks and fleet incidents;

- risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions;

- risks associated with sales of private label products, including regulatory, product liability and reputational risks and the adverse impact such sales may have on supplier relationships and rebates;

- the failure to achieve and maintain a high level of product and service quality or comply with responsible sourcing standards;

- inability to renew leases on favorable terms or at all, as well as any remaining obligations under a lease when we close a facility;

- changes in, interpretations of, or compliance with tax laws and accounting standards;

- our access to capital, indebtedness and changes in our credit ratings and outlook;

- fluctuations in product prices/costs (e.g., including as a result of the use of commodity-priced materials, inflation/deflation, trade restrictions and/or failure to qualify for or maintain supplier rebates) and foreign currency;

- funding risks related to our defined benefit pension plans;

- legal proceedings in the ordinary course of our business as well as any failure to comply with domestic and foreign laws, regulations and standards, as those laws, regulations and standards or interpretations and enforcement thereof may change;

- the occurrence of unforeseen developments such as litigation, investigations, governmental proceedings or enforcement actions;

- our failure to comply with the obligations associated with being a public company listed on the New York Stock Exchange ("NYSE") and London Stock Exchange ("LSE") and the costs associated therewith;

- the costs and risk exposure relating to sustainability matters and disclosures, including regulatory or legal requirements and disparate stakeholder expectations; and

- other risks and uncertainties as set forth under the heading "Risk Factors" in Item 1A of this Annual Report.

Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Part I

Item 1.   Business

Overview

Ferguson is the largest value-added distributor serving the water and air specialized professional in our $340 billion residential and non-residential North American construction market. We help make our customers' complex projects simple, successful and sustainable by providing expertise and a wide range of products and services from plumbing, heating, ventilation and air conditioning ("HVAC"), appliances, and lighting to pipes, valves and fittings ("PVF"), water and wastewater solutions and more. We sell through a common network of distribution centers, branches, counter service and expert sales associates, showroom consultants and e-commerce channels.

The Company has a long history and maintained businesses throughout Europe, Canada and the United States in the 1900s. In the early 2000s, the Company's focus shifted to attractive North American markets. As a result, the operating businesses across Europe were disposed of through various transactions. As part of this transition and following a corporate restructuring, Ferguson Enterprises Inc. became the ultimate parent company for the business in August 2024.

Ferguson is listed on the New York Stock Exchange (NYSE: FERG) and the London Stock Exchange (LSE: FERG).

The Company's corporate headquarters and management office are located at 751 Lakefront Commons, Newport News, Virginia 23606 and its telephone number is +1 757-874-7795.

Business segments

The Company's reportable segments are established based on how the Company manages its business and allocates resources, which is on a geographical basis. The Company's reportable segments are the United States and Canada. For further segment information, see Part II, Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 2, *Segment and net sales information* of the Notes to the Consolidated Financial Statements in Part II, Item 8: Financial Statements and Supplementary Data of this Annual Report (the "Consolidated Financial Statements"). Below is a description of the Company's reportable segments.

United States segment

The United States segment contributed 95% of net sales in each of fiscal years 2025, 2024 and 2023.

The United States segment operates primarily under the Ferguson brand, providing expertise and a wide range of products and services from plumbing, HVAC, appliances, and lighting to PVF, water and wastewater solutions, and more to residential and non-residential customers. Our products are delivered through a common network of distribution centers, branches, counter service and expert sales associates, showroom consultants and e-commerce channels. As of July 31, 2025, the United States business operated 1,519 branches, 10 regional distribution centers, as well as five market distribution centers ("MDCs") for branch replenishment and final mile distribution to customers. Our network serves our customers in all 50 states with approximately 32,000 associates, providing same-day and next-day product availability, which we believe to be a competitive advantage and an important requirement for customers.

Canada segment

The Canada segment contributed 5% of net sales in each of fiscal years 2025, 2024 and 2023.

The Canada segment operates primarily under the Wolseley brand and supplies plumbing, HVAC and refrigeration products to residential and commercial contractors. The Canada segment also supplies specialized water and wastewater treatment products to residential, commercial and infrastructure contractors, and supplies PVF solutions to industrial customers. As of July 31, 2025, the Canada business operated 227 branches, one regional distribution center and one MDC with approximately 3,000 associates.

Business model

We have a balanced approach to attractive end markets and serve customers principally in North America. Residential and non-residential markets each account for approximately half of our net sales, with net sales within these combined markets balanced between repair, maintenance and improvement ("RMI") (approximately two-thirds of our net sales) and new construction (approximately one-third of our net sales), based on management's estimates.

Ferguson operates in highly fragmented markets, with no one market dominated by any single distributor. We are positioned as one of the top distributors in most end markets we serve, including residential, commercial, civil/infrastructure and industrial.

Our business bridges the gap between a large and fragmented supplier base with an even larger and more fragmented customer base. As of July 31, 2025, we had approximately 37,000 suppliers, with no supplier accounting for more than 5% of total inventory purchases, which provides us access to a diverse and broad range of quality products. As of July 31, 2025, we serve our customers through a network of 11 regional distribution centers, six MDCs, approximately 5,900 fleet vehicles, 1,746 branches and approximately 35,000 associates.

Customers

We help make our customers' complex projects simple, successful and sustainable. We offer expertise and a broad range of products delivered where and when our customers need them. Customers rely on us to help them deliver critical infrastructure spanning almost every stage of a project's life cycle within the residential and non-residential markets. We partner with our customers to keep millions of homes and businesses operating while helping them to run their business more efficiently. No single customer accounted for more than 1% of our net sales in fiscal 2025.

Value-added products and solutions

Our value-added solutions include a variety of sales channels available to our customers ranging from inside and outside sales teams, sales centers, digital commerce capabilities, system-to-system capabilities, counter sales and showrooms. We also offer customized solutions such as virtual design, fabrication, valve actuation, pre-assembly, kitting, installation and project management services. With our value-added solutions, we aim to increase productivity for our customers and for the industry.

We source, distribute and sell products from domestic and international suppliers. Our products include branded products and own brand products that the Company sells exclusively in the market. Approximately 95% of the products sold in the United States are sourced from U.S.-based suppliers, while approximately 90% of the products sold in Canada are sourced from Canada-based suppliers.

Our branded and private label ("Own Brand") products are generally available from several sources and are not typically subject to supply constraints in normal market conditions. In the United States, net sales include basic products that contain significant amounts of commodity-priced materials, predominantly plastic, copper and steel, and other components which can be subject to volatile price changes based upon fluctuations in the commodities market. These commodity based products can represent up to approximately 15% of annual net sales. To a lesser extent, fluctuations in the price of fuel could affect transportation costs. In general, increases in such prices increase our operating costs and negatively impact our operating profit to the extent that such increases cannot be passed on to customers. Conversely, if competitive pressures allow us to hold prices despite relevant raw material prices falling, profitability can increase.

Fulfillment options for our customers include delivery, customer pick-up from our branches, counters and locker locations, and direct shipments.

We also offer after-sales support that comprises warranty, credit, project-based billing, returns and maintenance, repair and operations ("MRO") support.

Global supply chain

We have a global supply chain which provides access to approximately 37,000 suppliers and we sell more than 1 million unique products each year. We operate an extensive network across North America, including three import centers, 11 regional distribution centers and 1,746 branch locations as of July 31, 2025. Our network also includes six MDCs which provide greater access to key strategic markets and allows us to bring our products closer to our customers. These MDCs include automated picking and replenishment systems for the majority of items. This automation improves efficiency and reduces manual handling of certain products which supports associate health and safety.

Competitive conditions

We believe we are well-equipped to win new market share and generate attractive returns. We have leading positions in the residential and non-residential markets based on net sales as a percentage of overall market size. For fiscal 2025, residential and non-residential markets each account for approximately half of our net sales, with net sales within these combined markets balanced between RMI (approximately two-thirds of our net sales) and new construction (approximately one-third of our net sales), based on management's estimates. We have chosen to operate in each of these markets because we believe we can generate strong growth, solid gross and operating margins and good returns on capital.

The markets we serve are highly fragmented with very few large competitors and a high number of small, local distributors, as well as mid-size regional distributors. While our market positions can be expanded through growth of our existing business, acquisitions also remain a core part of our growth strategy and we expect to focus on acquisitions that bolt-on to our existing branch network as well as acquisitions that provide further capabilities to serve our customers. We believe there is a significant opportunity for strong growth and continued consolidation within our markets.

Many customer projects require a range of products and solutions and we leverage our scale and expertise across the organization for the benefit of our customers. Specifically, we believe our network of suppliers, associates and the number of branches and distribution centers provide us with the scale and expertise to serve our customers better than our competitors do, as many of these competitors operate only locally. In addition, we also benefit from significant synergies to help lower operating costs and improve margins. We believe these factors will enable continued growth in net sales as well as growth in cash flow and, therefore, may better enable us to provide investment returns to shareholders.

Our scale and expertise position us to be involved in all stages of our customers' projects, including design, staging, and project management. Across all our customers, we take a consultative approach. We partner with our customers in an effort to guide complex projects to a successful conclusion, and to make the entire project better because Ferguson was involved.

Contractual relationships and seasonality

We are not dependent on any material licenses, industrial, commercial or financial contracts (including contracts with customers and suppliers) or new manufacturing processes. Our business is not highly seasonal although we generally experience the highest volume of sales in our fourth fiscal quarter which begins during the spring season in North America.

Intellectual property

We rely on a combination of intellectual property laws, confidentiality procedures and contractual provisions to protect our proprietary assets and our brands. We have registered or applied for registration of trademarks, service marks, and internet domain names, both domestically and internationally.

Regulatory landscape

Our operations are affected by various statutes, regulations and standards in the countries and markets in which we operate, including the United States and Canada. The amount of such regulation and the penalties for any breaches can vary. While we are not engaged in a highly regulated industry, we are subject to the laws governing businesses generally, including laws relating to competition, product safety, data protection, labor and employment practices, accounting and tax standards, international trade, fraud, bribery and corruption, land usage, the environment, health and safety, transportation, payment terms and other matters. We do not currently expect compliance with these laws and regulations to have a material effect on our capital expenditures, results of operations, or competitive position as compared to prior periods.

Human capital management

Our associates are fundamental to the long-term success of the Company. We continue to invest in the development of our associates and are committed to attracting, developing, engaging and retaining the best talent. Our associate base includes a mix of tenured associates and external hires, blended with new talent through acquisitions.

As of July 31, 2025, Ferguson employed approximately 35,000 associates worldwide, including those employed on a full-time, part-time, seasonal or temporary basis, which includes approximately 32,000 associates in the United States, 3,000 associates in Canada and small number of associates who reside outside of the United States and Canada.

Key areas of our human capital management program include the following:

Attracting top talent

We seek the best associates in our industry. Our hiring process is intended to reach a diverse talent pool to assist us in fostering a culture of strong relationships where differences in thought, experience and perspective contribute to our ability to help make our customers' projects simple, successful and sustainable.

Promoting growth

Ferguson is committed to creating meaningful, long-term career opportunities for associates to grow and succeed. The career paths of our senior leadership team demonstrate our commitment to identifying and developing the next generation of talent. Through internal mobility, many of our leaders shifted from frontline roles to managerial roles. Our learning and development initiatives are designed to foster both immediate skill-building and sustained professional advancement, helping associates thrive throughout their careers. We offer a variety of leadership and development programs that develop skills and capabilities for our associates and leaders. These programs are tailored to associates' roles, leadership level and potential. The Company also offers associates professional development courses, many of which are on-demand and targeted at improving technical skills, sales, communication, wellbeing, critical thinking and relationship management skills.

Fostering engagement and retention

We strive to create an environment where our associates can bring their true, authentic selves to work every day.

Our Business Resource Groups ("BRGs") play a role in our effort to enhance the overall wellbeing of our associates, support professional development and create a positive workplace environment. Membership for each BRG is open to all our associates and participation is voluntary.

Our associates' voices matter. To support engagement and retention of our associates, we conduct an annual survey where associates can provide us with their feedback. From the resulting data, we develop an action plan designed to make improvements in the areas our associates indicated that they value most. In addition, we are committed to supporting our associates as well as customers and people within our communities. Through a variety of outreach efforts, we provide our associates with the opportunity to engage directly in community service.

We offer these development and engagement programs to aid in the growth, engagement and retention of our associates. We believe that these programs support our objective to retain the best talent.

Culture and values

We strive to maintain a culture of integrity and are committed to acting ethically in all our business activities. This commitment is outlined in our Code of Business Conduct and Ethics ("Code of Conduct"), which sets forth the standards that we expect of our associates and those who may work on our behalf. The Code of Conduct is a resource dedicated to helping our associates live by our values and understand Ferguson's commitment to compliance with all applicable laws and regulations and Company policies. We require new associates to complete our Code of Conduct training upon hire and all current associates to complete our Code of Conduct training on an annual basis.

Equal employment opportunity policy

Ferguson recruits, hires, transfers, promotes, compensates, trains, terminates and is committed to making employment decisions about applicants and associates without regard to their race, color, religion, creed, national origin, ancestry, citizenship status, physical disability, mental disability, medical condition, genetic information, marital status, pregnancy, sex, gender, gender identity, gender expression, age, sexual orientation, military and/or veteran status or any other basis protected by law.

Compensation and rewards

We are committed to offering competitive, comprehensive compensation and benefits that support the wellbeing of our associates. We regularly assess our total rewards programs, including compensation and recognition programs, in an effort to provide equitable and competitive programs that align with our overall compensation philosophy. We are committed to rewarding our associates based on achievement of organizational goals and individual performance. We offer a variety of health, welfare, and financial benefits to our full-time and part-time associates, including health care and insurance benefits, mental health and wellbeing resources, retirement plans, and an employee share purchase plan, among others.

We believe acknowledging exceptional performance contributes to company success. We have prioritized and invested in associate recognition. Our Bravo! program is designed to foster a culture of mutual recognition by enabling associates to recognize, appreciate and celebrate each other, no matter their role. Additionally, we have several established formal programs to recognize top performing sales associates and managers for their outstanding contributions. We also award associates who consistently demonstrate four core behaviors of being: passionate, resilient, customer driven and solution-oriented.

Health and safety

We strive to drive continuous improvement in our health and safety performance by maintaining high standards for our health and safety compliance programs as well as training our associates on and enforcing expected safe behaviors and global safety rules. We promote a culture of "first in safety," which is supported by a commitment from our executive leadership and through engagement with our associates. We endeavor to ensure that at each location, our associates and our contractors are well-informed about health and safety measures and are provided with the appropriate equipment and tools to protect themselves and those around them. Our safety efforts are further supported by the allocation of additional resources for safety improvements and the employment of dedicated safety professionals. Through continuous investment in health and safety, we aim to mitigate the risk of and minimize exposure to on-the-job injuries.

Sustainability Report

Additional information regarding our activities related to sustainability and human capital management matters, including our people and communities, can be found in our most recent Sustainability Report, which is available on our website. The contents of the Sustainability Report are not incorporated by reference into this Annual Report or in any other report or document we file with or furnish to the SEC.

Available information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"). In accordance with these requirements, the Company files reports and other information with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The Company's website is corporate.ferguson.com. The Company's reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments thereto, are available, free of charge, through the Company's website as soon as reasonably practicable after the material is electronically filed with or furnished to the SEC.

Any references to the Company's website contained herein do not constitute incorporation by reference of information contained on such website and such information should not be considered part of this Annual Report.

Item 1A.   Risk Factors

Risk factors summary

For a summary of risk factors, see our "Forward-Looking Statements and Risk Factor Summary" on page 1.

Risk factors

In addition to the other information contained in this Annual Report, you should carefully consider the following risk factors before investing in our common stock. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect the Company. If any of the possible events described below were to occur, the business, financial condition and results of operations of the Company could be materially and adversely affected. If that happens, the market price of our common stock could decline, and holders of shares of our common stock could lose all or part of their investment.

This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this Annual Report.

Market conditions, competition, financial

Weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, particularly in the U.S., have in the past and may in the future adversely affect the profitability and financial stability of some of our customers and vendors, and, in turn, negatively impact our business, financial condition and results of operations.

Our financial performance depends significantly on industry trends and general economic conditions, including the state of the residential and non-residential markets, as well as changes in gross domestic product in the geographic markets in which we operate, particularly in the U.S. where we generated 95% of our net sales in fiscal 2025. Accordingly, a number of factors beyond our control, including but not limited to inflation, deflation, stagflation or recession, trade restrictions such as tariffs, sanctions and retaliatory countermeasures, the political climate, government spending, unemployment, interest rate and mortgage rate fluctuations, mortgage delinquency and foreclosure rates, foreign currency fluctuations, labor shortages, including as a result of changes in immigration policy, labor and healthcare costs, the availability of financing, disruption in the financial and credit markets, including as a result of instability in the banking sector and the failure of financial institutions, changes in tax laws, product availability constraints as a result of the ineffectiveness of or disruption to our domestic or international supply chain or fulfillment networks, cybersecurity incidents or network security breaches, adverse weather events or natural disasters, acts of terrorism, acts of war, consumer activism, pandemics or epidemics, civil unrest and geopolitical conditions, could have a material adverse effect on our business, financial condition and results of operations.

Any of these events could impair the ability of our customers to make full and timely payments for, or reduce the volume of, products our customers purchase from us and could cause increased pressure on our selling prices. In particular, our customers may be affected by the shortage of skilled trade professionals in the U.S. If the shortage continues, it could lead to customers delaying or failing to place orders due to a lack of sufficient skilled trade professionals needed to take on additional projects.

Furthermore, any of these conditions could affect key suppliers, which could impair their ability to deliver products and result in delays for our customers or added costs. Accordingly, any prolonged uncertainty about current or future micro- or macro-economic conditions and potential volatility in our relevant end markets has in the past and may in the future negatively impact our business, financial condition and results of operations.

In addition, we have closed and may in the future choose to close underperforming branches and/or showrooms from time to time as warranted by general economic conditions and/or weakness in the end markets in which we operate. Such closures could have a material adverse effect on our business, financial condition and results of operations.

We have in the past and may in the future be adversely impacted by declines in the residential and non-residential markets.

In fiscal 2025, residential markets and non-residential markets each accounted for approximately half of our net sales, with net sales within these combined markets balanced between RMI (approximately two-thirds of our net sales) and new construction (approximately one-third of our net sales). Our end markets are dependent, in part, upon certain macroeconomic trends. For example, in the past we have seen a slowdown in our end markets caused by softer demand, inflation, higher interest or mortgage rates, and other issues in the market. It is uncertain if the Federal Reserve will raise or lower interest rates and, if so, to what level and for how long. Further, it is possible that mortgage rates could remain elevated despite any action taken by the Federal Reserve. Rate increases or the lack of anticipated rate decreases could result in weak or no growth in our end markets. Any slowdown or stagnation may cause unanticipated shifts in our end market preferences and purchasing practices and in the business models and strategies of our customers. Such shifts may alter the nature and prices of products demanded by the end consumer and, in turn, our customers and could have a material adverse effect on our business, financial condition and results of operations. For example, rapid changes in demand may heighten the risks described in the risk factor titled "We may not rapidly identify or effectively respond to direct and/or end customers' wants, expectations or trends, which could adversely affect our relationship with customers, our reputation, the demand for our products and our market share."

The industries in which we operate are highly competitive, and changes in competition could result in decreased demand for our products and related service offerings and could have a material adverse effect on our sales and profitability.

The markets in which we operate are fragmented and highly competitive. We face competition in all markets we serve, including, but not limited to, from other companies of varying size that offer the same or similar products and services, wholesale distributors, supply houses, retail enterprises, online businesses, and manufacturers (including some of our own suppliers) that sell directly to certain segments of the market.

Further, the competitive landscape is dynamic and subject to change. For example, the arrival of new, or the expansion of existing, competitors with new technologies or lower-cost non-value added business models may aggregate demand away from incumbents. In addition, certain competitors may devote more resources to systems development and automation or respond more quickly to emerging technologies (such as generative AI) and changes in customer preferences than we do. Furthermore, the industries in which we operate may be disrupted by non-traditional competitors through acquisitions of traditional competitors to expand their capabilities and/or targeted customer base. These non-traditional competitors, in some cases, have larger customer bases, greater brand recognition and greater resources than we do. Furthermore, this competitor consolidation could cause the industries in which we operate to become more competitive as greater economies of scale are achieved.

Additionally, we have experienced and may continue to experience competitive pressure from certain of our suppliers vertically integrating and selling their products directly to customers. Our suppliers can often sell their products at lower prices and maintain higher gross margins on their product sales than we can.

Moreover, competition could further intensify in the future as new entrants have increasing interest in our industry. Increased competition may result in reduced net sales, lower operating margins, reduced profitability, loss of market share and diminished brand recognition.

In response to these competitive pressures, among other initiatives, we are leveraging technology to enhance customer service, streamline product delivery and develop tools to save customers time and money. However, such initiatives may take longer than expected, we may not realize the anticipated benefits from such initiatives, and the initiatives may not be successful. In addition, failure to effectively execute our strategies, including the development and acquisition of such new business models or technologies, or to successfully identify future market and competitive pressures, could have a material adverse effect on our business, financial condition and results of operations.

Fluctuating product prices have in the past and may in the future adversely affect our business, financial condition and results of operations.

Some of our products are, or contain significant amounts of, commodity-priced materials, predominantly plastic, copper and steel, and other components that are subject to price changes based upon fluctuations in the commodities market, which can arise from changes in domestic and international supply and demand, general inflationary and deflationary pressures, labor costs, competition, trade restrictions, such as tariffs, sanctions and retaliatory countermeasures and geopolitical conflict, among other factors. To a lesser extent, fluctuations in the price of fuel could affect transportation costs. In addition, shipping capacity constraints and related fluctuations in shipping rates and space availability further impact product cost. Our ability to adjust prices in a timely manner to account for price fluctuations will often depend on market conditions, our fixed costs, inflation and deflation, and other factors. In the event that circumstances require us to adjust our product prices and operational strategies to reflect fluctuating prices (inflation/deflation), there can be no assurance that such adjustments will be effective. For example, our inability to pass on all or a portion of product price inflation to our customers in a timely manner could reduce our profit margins. Similarly, downward pressure on product prices due to deflation have in the past and may in the future cause profit margins to decline, particularly in the case of sustained price deflation coupled with increasing costs of operations. Our efforts to monitor for signs of moderation or deflation, which would present risks that we may not be able to totally mitigate, may be ineffective. Any failure to appropriately address some or all of these risks could have a material adverse effect on our business, financial condition and results of operations.

We have funding risks related to our defined benefit pension plans.

We operate a variety of pension plans, including defined benefit plans in Canada and the U.K. The amount we are required to contribute to these plans is determined by the laws and regulations governing each plan and is generally related to the funded status of the plans. A deterioration in the value of the plans' investments or a decrease in the discount rate used to calculate plan liabilities generally would negatively impact the funding status of the plans, which may result in an increase in our obligation to make contributions to the plans.

The U.K. defined benefit pension plan (the "U.K. Plan"), our largest defined benefit plan, is closed to future service costs. The trustee of the U.K. Plan has purchased a bulk annuity insurance policy that provides an income stream equivalent to the obligations to pensioners covered by the arrangement. As a result, the Company is no longer expected to make ongoing deficit reduction contributions to the U.K. Plan, but will make ongoing contributions to cover the plan's expenses and other payments that may be required.

In spite of the efforts taken to match our plan liabilities with a portfolio of assets designed to hedge the underlying interest, inflation and longevity risk, certain actions by pensions regulators or the trustees of our pension plans, any material revisions to existing pension legislation or any failure by the insurer to fulfill its obligations could result in us being required to incur significant additional costs immediately or in short time frames. Such costs could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on the Company's financial condition.

Changes in our credit ratings and outlook may reduce access to capital and increase borrowing costs.

Our credit ratings are based on a number of factors, including our financial strength and factors outside of our control, such as conditions affecting our industry generally and the introduction of new rating practices and methodologies. We cannot provide assurances that our current credit ratings will remain in effect or that the ratings will not be lowered, suspended or withdrawn entirely by the rating agencies. If rating agencies lower, suspend or withdraw the ratings, the market price or marketability of our securities may be adversely affected. Pressure on the ratings could also arise from higher shareholder payouts or larger acquisitions than we have currently planned that result in increased leverage, or in a deterioration in the metrics used by the rating agencies to assess creditworthiness. In addition, any change in ratings could make it more difficult for us to raise capital on acceptable terms, impact the ability to obtain adequate financing and result in higher interest costs on future financings.

We may not be able to access the capital and credit markets on terms that are favorable to us.

We may seek access to the capital and credit markets to supplement our existing funds and cash generated from operations for working capital, capital expenditure and debt service requirements and other business initiatives. Capital and credit markets may experience volatility and disruption from time to time, which can lead to uncertainty and liquidity issues for both borrowers and investors. In the event of adverse market conditions, we may be unable to obtain capital or credit market financing on favorable terms, which could have a material adverse effect on our business, financial condition and results of operations.

Potential regional or global barriers to trade or a global trade war could increase the cost of our products, which could have a material adverse impact on the competitiveness of our products and our business, financial condition and results of operations.

Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs, sanctions or taxes on imports from countries where we import products or raw materials (either directly or through our suppliers), could have a material adverse impact on our competitive position, business, financial condition and results of operations. Recently, the U.S. has announced tariffs and reciprocal tariffs on a wide range of products manufactured or produced worldwide. Several countries have similarly announced reciprocal or other tariffs impacting products manufactured or produced in the U.S. The U.S. has and may in the future pause, reimpose or increase tariffs, and countries subject to such tariffs have and in the future may impose reciprocal tariffs or other retaliatory countermeasures in response to the imposition of tariffs by the U.S. If these tariffs are fully implemented and we are unable to pass on the costs of these tariffs to our customers, our gross profits will be reduced. In addition, if our customers' costs are increased, we could suffer from decreased demand as our customers may choose to delay or cancel projects and other purchases that include the products that we sell to them.

Conversely, if tariffs, duties or quotas are lifted or if the level of imported products otherwise increases, we could be adversely affected to the extent that we would then have higher-cost products in our inventory or experience lower prices and margins due to increased supplies of these products that could drive down prices and margins. If prices of these products were to decrease significantly, we might not be able to profitably sell these products, and the value of our inventory would decline. In addition, significant price decreases could result in a significantly longer holding period for some of our inventory.

Trade restrictions could be adopted with little to no advanced notice, and we may not be able to effectively mitigate the adverse impacts from such measures.

Our strategy could be materially adversely affected by our indebtedness.

We had total debt of $4.2 billion as of July 31, 2025. We may incur substantial additional indebtedness in the future, in particular in connection with future acquisitions, which remain a core part of our strategy, some of which may be secured by some or all of our assets. Our overall level of indebtedness from time to time may have an adverse effect on our strategy, including requiring us to dedicate portions of our cash flow to payments on our debt, thereby reducing funds available for reinvestment in the business; restricting us from securing financing, if necessary, to pursue acquisition opportunities; limiting our flexibility in planning for, or reacting to, changes in our business and industry; limiting our ability to purchase, redeem or retire our common stock; and placing us at a competitive disadvantage compared to our competitors that have lower levels of indebtedness. In addition, our indebtedness exposes us to the risk of increased interest rates because a portion of our borrowings are at variable rates of interest.

We may need to refinance some or all of our debt upon maturity either on terms which could potentially be less favorable than the existing terms or under unfavorable market conditions, which may also have an adverse effect on our strategy. Our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Fluctuations in foreign currency may have an adverse effect on reported results of operations.

We are exposed to foreign currency exchange rate risk with respect to the USD relative to the local currencies of our international subsidiaries, predominantly CAD, arising from transactions in the ordinary course of business (such as sales and loans to wholly owned subsidiaries, sales to third-party customers, and purchases from suppliers). Fluctuations in foreign currency exchange rates could affect our results of operations and impact reported net sales and net income.

Operations and technology

If our domestic or international supply chain or our fulfillment network for our products is ineffective or disrupted for any reason, including the loss of key suppliers, our business, financial condition and results of operations could be materially adversely affected.

We source, distribute and sell products from domestic and international suppliers. As of July 31, 2025, we had approximately 37,000 suppliers located in various countries around the world.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from our suppliers. The loss of, or an ongoing substantial decrease in the availability of, products from our suppliers, or the loss of key supplier arrangements, could materially adversely impact our financial condition, operating results, and cash flows. Any of the following, or additional other factors beyond our control, may cause serious disruption in the movement of products through our supply chain, leading to a substantial decrease in the availability of products or an increase in the cost of such products: financial instability among key suppliers; global or regional political unrest, disputes or war, or labor unrest, in source countries or elsewhere in our supply chain; changes in the total costs in our supply chain (including, but not limited to, changes in fuel and labor costs and currency exchange rates); port or rail labor disputes and security; the outbreak or resurgence of pandemics or epidemics; adverse weather events or natural disasters; foreign competition; work stoppages or strikes; shipping capacity constraints or embargoes; changes in trade policy and any trade restrictions; tariffs or duties; fluctuations in currency exchange rates; or transport availability, capacity and costs. These risks may be amplified if we are unable to maintain a diverse supply chain.

Additionally, the loss of key supplier arrangements could have a material adverse impact on us. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with products on commercially reasonable terms, or at all, could put pressure on operating margins, result in reduced customer purchases or lead to termination of certain customer relationships, any of which could have a material adverse effect on our business, financial condition and results of operations. These risks may be amplified in cases where we are unable to identify and secure alternative sources of supply. Furthermore, more of our existing suppliers may decide to supply products directly to end users that are our existing or potential customers, which could have a detrimental effect on our ability to keep and procure customers, and maintain and win business, thereby having a material adverse effect on our business, financial condition and results of operations.

Further, as we add fulfillment capabilities or pursue strategies with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. If our fulfillment network does not operate properly or if a supplier fails to deliver on its commitments, we could experience delays in inventory availability at our distribution facilities and branches, increased delivery costs or lack of availability, any of which could lead to lower net sales and decreased customer confidence, and materially adversely affect our business, financial condition or results of operations.

Execution of our operational strategies could prove unsuccessful, which could have a material adverse effect on our business, financial condition and results of operations.

To achieve our key priorities, we must drive profitable growth across our operational businesses by fulfilling customer needs, capitalizing on attractive markets and growth opportunities and achieving planned execution. Meeting customer needs through comprehensive and differentiated products and solutions that support our customers' projects is a key part of our strategy to drive profitable growth. If service levels were to significantly decrease, customers might purchase from our competitors instead, resulting in reduced net sales, lower operating margins, reduced profitability, loss of market share and/or diminished brand recognition.

Development of our operating model is a key part of driving profitable growth. If we are not sufficiently agile in adapting our operating model, we may be unable to adapt to changing customer wants and/or to flex our cost base when required. Moreover, we may not successfully execute our strategic initiatives on expected timelines or at all, including through failure to have the right talent in place or to achieve internal alignment or coordination. Any failure to appropriately address some or all of these risks could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

We may not rapidly identify or effectively respond to direct and/or end customers' wants, expectations or trends, which could adversely affect our relationship with customers, our reputation, the demand for our products and our market share.

The success of our business depends in part on our ability to identify and respond promptly to evolving trends in demographics, as well as customer wants, preferences and expectations, while also managing appropriate inventory levels and maintaining sufficient staffing to deliver an excellent customer experience. It is difficult to successfully predict the products and solutions that customers will require. In addition, the customers in the markets we serve have different needs and expectations, many of which evolve as the demographics in a particular market change. Inventory levels in excess of customer demand due to the difficulty of calibrating demand for such products, the concentration of demand for a limited number of products, difficulties in product sourcing or rapid changes in demand may result in extended cash conversion cycles, inventory write-downs and the sale of excess inventory at discounted prices, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Conversely, if we underestimate customer demand for our products or if our manufacturers fail to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers and negatively impact customer relationships. Moreover, as we manage our cost base and resource allocation, our total number of associates may decrease due to natural attrition, decisions not to backfill open positions, or targeted headcount reductions. A failure to serve our customers on their required timeframes, including due to lack of available associates, could have a material adverse effect on our business, financial condition and results of operations.

We offer more localized assortments of our products to appeal to needs within each end market. If we do not successfully evolve and differentiate to meet the individual needs and expectations of, or within, a particular end market, we may lose market share.

We are continuing to invest in our e-commerce and omni-channel capabilities and other technology solutions, including investments in incremental upgrades to our enterprise-wide resource planning systems, to simplify our customer propositions and to optimize the supply chain and branch network to be more efficient and to deliver a more efficient business for our customers.

The cost and potential problems and interruptions associated with these initiatives could disrupt or reduce the efficiency of our online and in-store operations in the near term, lead to product availability issues and negatively affect our relationship with our customers. Furthermore, accomplishing these initiatives will require a substantial investment in additional information technology associates and other specialized associates. We face significant competition in the market for these resources and may not be successful in our hiring efforts. Failure to choose the right investments and implement them in the right manner and at the right pace could adversely affect our relationship with customers, our reputation, the demand for our products and solutions, and our market share. In addition, our branch and omni-channel initiatives, enhanced supply chain, and new or upgraded information technology systems might not provide the anticipated benefits and could impose substantial capital expenditures. It might take longer than expected to realize the anticipated benefits, cost more than budgeted, or all or part of the initiatives might fail altogether, each of which could adversely impact our competitive position and our business, financial condition, results of operations or cash flows.

Acquisitions, partnerships, joint ventures and other business combinations or strategic transactions involve a number of risks, any of which could result in the benefits anticipated not being realized and could have an adverse effect on our business, financial condition and results of operations.

Acquisitions are an important part of our growth model and we regularly consider and enter into strategic transactions, including mergers, acquisitions, investments and other growth, market and geographic expansion strategies, with the expectation that these transactions will result in increases in sales, profits, cost savings, synergies and various other benefits.

During fiscal 2025, 2024, and 2023, we completed a total of 9, 10, and 8 acquisitions, respectively. We may not realize any anticipated benefits from such transactions or partnerships, and we have in the past and may in the future be exposed to additional liabilities and risks from any acquired business or joint venture (including but not limited to risks associated with cybersecurity incidents, unknown claims and disputes by third parties against the companies we acquire, and business disruption related to inability to retain associates of the acquired entity). In addition, we may be exposed to litigation in connection with our acquisition and partnership transactions. Our due diligence investigations may fail to identify all of the problems, liabilities or other challenges associated with an acquired business, which could result in an increased risk of unanticipated or unknown issues or liabilities, including with respect to environmental, competition and other regulatory matters, and our mitigation strategies for such risks that are identified may not be effective. Furthermore, we may have trouble identifying suitable acquisition targets in the future or the targets we identify and pursue may not result in the realization of the benefits we expect or any benefit at all.

Our ability to deliver the expected benefits from any strategic transactions that we do complete is subject to numerous uncertainties and risks, including our acquisition assumptions; our ability to integrate personnel, labor models, financials, customer relationships, supply chain and logistics, information technology and other systems successfully; business culture incompatibility; disruption of our ongoing business and distraction of management; hiring additional management and other critical personnel; product quality compliance of new suppliers; and increasing the scope, geographic diversity and complexity of our operations.

Effective internal controls are necessary to provide reliable and accurate financial reports, and the integration of businesses may create complexity in our financial systems and internal controls and make them more difficult to manage. Integration of businesses into our internal control system could cause us to fail to meet our financial reporting obligations. Moreover, any failure to integrate, or delay in integrating, information technology systems of acquired businesses could create an increased risk of cybersecurity incidents. Additionally, any impairment of goodwill or other assets acquired in a strategic transaction or charges to earnings associated with any strategic transaction, may materially reduce our profitability. Following integration, an acquired business may not produce the expected margins or cash flows. Our shareholders, vendors or customers may react unfavorably to substantial strategic transactions. Furthermore, we may finance these strategic transactions by incurring additional debt or issuing equity, which could increase leverage or impact our ability to access capital in the future.

If we fail to qualify for supplier rebates or are unable to maintain or adequately renegotiate our rebate arrangements, our results of operations could be materially adversely affected.

Many of our products are purchased pursuant to rebate arrangements that entitle us to receive a rebate based on specified purchases. Some arrangements require us to purchase minimum quantities and result in higher rebates with increased quantities of purchases. These rebates effectively reduce the costs of our products, and we manage our business to take advantage of these programs. Rebate arrangements are subject to renegotiation with our suppliers from time to time. In addition, consolidation of suppliers may result in the reduction or elimination of rebate programs in which we participate. If we fail to qualify for these rebates or are unable to renew rebate programs on desirable terms, or a supplier materially reduces or stops offering rebates, our costs could materially increase, and our gross margins and net income could be materially adversely affected.

If we are unable to protect our sensitive data and information systems against data corruption, cybersecurity incidents or network security breaches, or if we are unable to provide adequate security in the electronic transmission of sensitive data, it could materially adversely affect our business, financial condition and results of operations.

We face global cybersecurity threats, which range from uncoordinated individual attempts to sophisticated and targeted measures, known as advanced persistent threats, directed at us and our customers, suppliers, and service providers. Cybersecurity incidents and network security breaches have included in the past, and may in the future include, but are not limited to, attempts to access or unauthorized access of information, exploitation of vulnerabilities (including those of third-party software or systems), computer viruses, ransomware, denial of service ("DoS") and other electronic security breaches. Cyber-attacks from computer hackers and cyber criminals and other malicious internet-based activity continue to increase, and our services and systems, including the systems of our outsourced service providers, have been and may in the future continue to be the target of various forms of cybersecurity incidents such as Domain Name System attacks, wireless network attacks, viruses and worms, malicious software, ransomware, application centric attacks, peer-to-peer attacks, business email compromises and phishing attempts, backdoor trojans and distributed DoS attacks. Furthermore, given that new technologies continue to emerge, the methods used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and continue to grow in sophistication. Accordingly, we may be unable to anticipate or detect such attacks or promptly and effectively respond to them.

For example, the rapid evolution of AI and machine learning technologies and the implementation of pilot programs integrating generative AI into both our internal and external-facing systems may intensify our cybersecurity, privacy and data security risks, such as the risk of increased vulnerability to cybersecurity threats and exposure or theft of proprietary, confidential, personal or otherwise sensitive information (which could result in such information being made available to our competitors and other members of the public), the generation of factually incorrect or biased outputs and reliance on outdated or unverified data.

While we have instituted safeguards for the protection of our information systems and believe we use reputable third-party service providers, during the ordinary course of business, we and our service providers have experienced and expect to continue to experience cyber-attacks on our information systems, and we and our service providers may be unable to protect sensitive data and/or the integrity of our information systems.

Loss of customer, supplier, associate, or other business information or compromise of our information systems could disrupt operations and our key business processes, result in the impairment or loss of critical data, be costly and resource intensive to remedy, damage our reputation, our relationship with customers, suppliers and other stakeholders and expose us to claims from customers, suppliers, financial institutions, regulators, payment card associations, associates and others, any of which could have a material adverse effect on our business, financial condition and results of operations. For further information on our cybersecurity risk management and governance, see Part I, Item 1C of this Annual Report.

We are required to maintain the privacy and security of personal information in compliance with U.S. and certain international privacy and data protection regulations. Failure to meet the requirements could harm our business and damage our reputation with customers, suppliers, and associates.

We rely on information technology systems, networks, products, and services, some of which are managed by service providers to protect our information. Increased information security threats and more sophisticated threat actors pose a risk to our information security program. Additionally, we collect, store, and process personal information relating to our customers, suppliers, and associates. This information is increasingly subject to a variety of international and U.S. federal and/or state laws and regulations that are constantly changing and becoming more complex.

Data privacy and data protection laws and regulations are typically intended to protect the privacy of personal information that is collected, processed, transmitted, and stored in or from the governing jurisdiction. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between a company and its subsidiaries, including associate information. While we have invested and continue to invest significant resources to comply with data privacy regulations, many of these regulations are new, complex, and subject to interpretation. To maintain compliance with these laws, we have incurred increased costs to continually evaluate and modify our policies and processes to adapt to new legal and regulatory requirements. Non-compliance with these laws could result in negative publicity, damage to our reputation, penalties, or significant legal liability. Our business and operations could also be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business.

A failure of a key information technology system or process could materially adversely affect the operations of our business.

Technology systems and data are fundamental to the operations, future growth and success of our business. In managing our business, we rely on the integrity and security of, and consistent access to, data from these systems such as sales data, customer data, associate data, demand forecasting, merchandise ordering, inventory replenishment, supply chain management, payment processing and order fulfillment. A major disruption of the information technology systems and their backup mechanisms may cause us to incur significant costs to repair the systems, experience a critical loss of data and/or result in business interruptions.

For these information technology systems and processes to operate effectively, we rely on our service providers to continue to support and maintain them. Furthermore, we must retain and recruit information technology associates and other specialized associates that can operate, maintain and update these systems. In addition, our systems and the third-party systems on which we rely are subject to damage or interruption from a number of causes, including: power outages; infrastructure or network failures; aging of technology assets; computer and telecommunications failures; cybersecurity incidents, including the use of ransomware; catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, or other natural disasters; a pandemic or epidemic outbreak or resurgence; acts of war or terrorism; and design or usage errors by our associates, contractors or service providers. We and our service providers seek to maintain our respective systems effectively and to successfully address the risk of compromise to the integrity, security and consistent operations of these systems; however, such efforts are not always successful. As a result, we or our service providers have experienced and are likely to experience in the future errors, interruptions, delays or cessations of service impacting the integrity or availability of our information technology infrastructure. While such incidents have not been material to date, any future incident could significantly disrupt our operations and key business processes, result in the impairment or loss of critical data, be costly and resource-intensive to remedy, harm our reputation and relationship with customers, suppliers and other stakeholders, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our information technology systems, infrastructure and personnel require substantial investments, such as replacing existing systems, some of which are older, legacy systems that are less flexible and efficient, with successor systems; maintaining or enhancing legacy systems that are not currently being replaced; or designing or cost-effectively acquiring and implementing new systems with new functionality. These efforts can result in significant potential risks, including failure of the systems to operate as designed, potential loss or corruption of data, cost overruns, or implementation delays or errors, and may result in operational challenges, security control failures, reputational harm, and increased costs that could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we may be unable to complete such efforts on a timely basis or at all due to a lack of specialized associates or insufficient resources. Aging technology may inhibit our efficiency and future growth as well as increase the likelihood of system interruption or failure.

We are subject to payment-related risks that could increase our selling, general and administrative expenses, expose us to fraud or theft, subject us to potential liability, and potentially disrupt our business.

We accept payments using a variety of methods, including, but not limited to, cash, checks, credit and debit cards, PayPal and electronic payments, and we may offer new payment options over time. Acceptance of these payment options subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements may change over time or be reinterpreted, making compliance more difficult or costly. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our selling, general and administrative expenses. In some cases, we have determined to pass along a portion of such fees to customers. In certain cases, disputes over such fees may result in a decision not to accept select forms of payment. Such actions could cause us to lose customers or negatively impact our brand or reputation.

We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could potentially disrupt our business.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for costs incurred by payment card issuing banks and other third parties or be subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types, potential changes to our payment systems that may result in higher costs, or loss of business. As a result, our business, financial condition and results of operations could be adversely affected.

Also, certain of our customers, suppliers or other third parties may seek to obtain products fraudulently from, or submit fraudulent invoices to, us. We have sought to put in place a number of processes and controls to minimize opportunities for fraud. However, if we are unsuccessful in detecting fraudulent activities, we could suffer loss directly and/or lose the confidence of our customers and/or suppliers, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our operations are working capital intensive, and our inventories, accounts receivable and accounts payable are significant components of our net asset base. We manage our inventories and accounts payable through our purchasing policies and our accounts receivable through our customer credit policies. We perform periodic credit evaluations of our customers' financial condition, and collateral is generally not required. We evaluate the collectability of accounts receivable based on numerous factors, including past transaction history with customers and their creditworthiness based on reports we receive from independent external credit bureaus, and we provide a reserve for accounts that we believe to be uncollectible. A significant deterioration in the economy could have an adverse effect on our ability to collect our accounts receivable, including longer payment cycles, increased collection costs and defaults. In addition, if customers fail to pay within terms of our customer credit policies, we may enforce lien and bond rights, which could lead to customer dissatisfaction and loss. If we fail to adequately manage our product purchasing or customer credit policies, our working capital and financial condition may be adversely affected.

People, products and facilities

In order to compete, we must attract, retain and motivate key associates, and the failure to do so could have an adverse effect on our business, financial condition and results of operations.

We believe the quality of our associates provides us with the capabilities and expertise to serve our customers better than our competitors do. Our ability to execute on this strategy depends, to a significant extent, on having an adequate number of qualified associates, including those in senior leadership, managerial, technical, sales, marketing and support positions. A failure to maintain an adequate number of associates with appropriate skill sets and talent could delay the execution of our operational strategies, result in loss of institutional knowledge and reduce our supply of future management skill. In addition, if we are unable to enforce certain non-compete covenants and confidentiality provisions when key associates leave for a competitor, we may lose a competitive advantage arising from confidential and proprietary company information known to such former associates.

Competition in our industry for both existing and new talent is significant. We experience pressure regarding increases to wages, more flexible work arrangements, including remote and hybrid work, and expanded benefit offerings. Moreover, we have in the past, and may in the future, experience volatility in our stock price, which may make it more difficult and expensive to recruit and retain associates, particularly senior leadership, through equity-based compensation. While our retention rates have not changed materially, we have experienced, and may continue to experience, extended lead times in backfilling roles, due in part to changing workforce dynamics and the lack of a sufficient number of people qualified for skilled roles. Although we believe we generally offer competitive employment packages, we can provide no assurance that our efforts to attract and retain associates will be successful. Our failure to do so could have an adverse effect on our business, financial condition and results of operations.

Attracting and retaining experienced, skilled associates must be balanced with managing overall labor costs. In addition to measures we take to remain attractive in a competitive labor market, other external factors such as changing workforce demographics, labor market related employment laws and regulations, and increased health and insurance costs adversely affect our labor costs. We may also on occasion be subject to labor union organization efforts which may impact cost and operational flexibility. Substantial increases in our operating costs to maintain our workforce may have an adverse effect on our business, financial condition and results of operations.

Failure to achieve and maintain a high level of product and service quality and comply with responsible sourcing standards could damage our reputation and negatively impact our business, financial condition and results of operations.

To continue to be successful, we must continue to preserve, grow and leverage the value of our brand and our product brands in the marketplace. Reputational value is based in large part on perceptions of subjective qualities. Even an isolated incident, such as a high-profile product recall, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation, and, as a result, could tarnish our brand and lead to adverse effects on our business.

In particular, product quality and service issues, including as a result of our suppliers' or manufacturers' acts or omissions, could negatively impact customer confidence in our product brands and our product portfolio. As we do not have direct control over the quality of the products manufactured or supplied by third-party suppliers, we are exposed to risks relating to the quality of the products we distribute. If our product or service offerings do not meet applicable safety standards or customers' expectations regarding safety or quality or are alleged to have quality issues or to have caused personal injury or other damage, or our supplier does not meet our expectations on responsible sourcing outlined in our supplier code of conduct, we could experience lower net sales and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. In addition, actual, potential or perceived product safety concerns could result in costly product recalls.

We seek to enter into contracts with suppliers which provide for indemnification from any costs associated with the provision of defective products; however, there can be no assurance that such contractual rights will be obtained or would be adequate, or that related indemnification claims will be successfully asserted by us. Moreover, our ability to recover damages from foreign sources of supply may be more difficult and expensive.

The nature of our operations may expose our associates, contractors, customers, suppliers and other individuals to health and safety risks and we may incur property, casualty or other losses not covered by our insurance policies and damage to our reputation.

The nature of our operations can expose our associates, contractors, customers, suppliers and other individuals to health and safety risks, which can lead to loss of life or severe injuries or illness. Additionally, we operate a large fleet of trucks and other vehicles and therefore face the risk of traffic accidents and other fleet incidents involving the motoring public. Any injuries, illness or loss of life could harm our reputation and reduce customer demand and expose us to the potential for litigation from third parties. The outcome of any personal injury, wrongful death or other litigation is difficult to assess or quantify and the cost to defend litigation could be significant.

Although we maintain insurance that we believe to be sufficient to cover estimated health and safety risks including product liability, health and safety in our operations, vehicle and driver related claims and other types of claims in various jurisdictions, there can be no assurance that such insurance will provide adequate coverage against potential claims. If we do not have adequate contractual indemnification or insurance available, such claims could have a material adverse effect on our business, financial condition and results of operations.

We occupy most of our facilities under non-cancelable leases with terms of 10 years or less. We may be unable to renew leases on favorable terms or at all. Also, when we close a facility, we may remain obligated under the applicable lease.

Most of our branches are located in leased premises. Many of our current leases are non-cancelable and typically have initial terms of around 3 to 10 years, with options to renew for specified periods of time. There can be no assurance that we will be able to renew our current or future leases on favorable terms or at all which could have an adverse effect on our ability to operate our business and on our results of operations. In addition, we make decisions to close certain facilities from time to time. When we close or cease to use a facility, we generally remain committed to perform our obligations under the applicable lease, which include, among other things, payment of the base rent for the balance of the lease term.

We have risks related to the management and protection of our facilities and inventory, including risks of personal injury to customers, suppliers or associates.

We have office, showroom, counter, warehouse and distribution facilities located in all regions in which we operate which may be at risk for criminal acts that could impact our operations, financial performance or reputation. There is a risk that our security programs will not prevent the occurrences of break-ins, theft, property damage, and workplace violence, including violent criminal acts such as interpersonal violence or an active shooter or mass casualty/damage event. Moreover, such programs may not be implemented as intended. In the current climate of global and regional political uncertainty and social unrest, a security breach could result in significant facility damage or loss, loss of inventory or personal injury to customers, suppliers or associates. There is a risk that inventory controls and facility security will fail, resulting in inventory shrinkage or loss due to inadequate inventory tracking or misconduct of associates, customers, vendors or other third parties. Moreover, our inventory is located across our distribution facilities and branches, and the disaggregated nature of our inventory could result in a failure to accurately record the existence and condition of our inventory. Any such security incidents, inventory loss or failure to maintain accurate records related to our inventory could have a material adverse effect on our business, financial condition, results of operations or reputation.

Regulatory and legal

Changes in tax law or interpretations thereof could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to income taxes in the U.S. and various other countries globally. Changes in tax laws, regulations and treaties and conflicts in related interpretations or guidance may result in payments greater or less than amounts accrued, which could have a negative impact on our provision for income taxes. In addition, our future earnings and the value of our deferred tax assets and liabilities could be negatively impacted by further changes in tax legislation, including changes in tax rates, tax laws and changes in the rules for earnings repatriations in the U.S. or other countries.

Further, the application of tax law is subject to interpretation. Additionally, administrative guidance can be incomplete or vary from legislative intent, and therefore the application of the tax law is uncertain. While we believe the positions reported by the Company comply with relevant tax laws and regulations, we have in the past and may in the future be subject to tax audits and taxing authorities could interpret our application of certain laws and regulations differently. Tax controversy matters may result in previously unrecorded tax expenses, higher future tax expenses or the assessment of interest and penalties which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

For example, the location of tax residence of certain subsidiaries could be challenged. If it was determined that one or more of our subsidiaries ceased or failed to maintain its place of central management and control in the location of its tax residency, our ability to rely on specific tax treaty benefits could be impacted, potentially causing withholding taxes on dividends and interest payments made by certain of our subsidiaries to increase while taxes on certain unrealized gains could be imposed.

Our tax expenses and liabilities are also affected by factors other than changes in law, such as changes in our business operations, acquisitions, investments, entry into new businesses and geographies, intercompany transactions, the relative amount of our foreign earnings, losses incurred in jurisdictions for which we are not able to realize related tax benefits, the applicability of special or extraterritorial tax regimes, changes in foreign exchange rates, changes in our stock price, changes to our forecasts of income and loss and the mix of jurisdictions to which they relate, and changes in our tax assets and liabilities and their valuation. In the ordinary course of our business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Significant judgment is required in evaluating and estimating our tax expenses, assets, and liabilities.

Our private label products subject us to certain increased risks such as regulatory, product liability and reputational risks that could have an adverse effect on our business, financial condition and results of operations.

As we expand our private label, Own Brand, product offerings organically and through acquisitions, we may become subject to increased risks due to our greater role in the design, sourcing, marketing and sale of those products. The risks include greater responsibility to administer and comply with applicable regulatory requirements, increased potential product liability and product recall exposure, and increased potential legal and reputational risks related to the responsible sourcing of those products. To effectively execute on our private label product differentiation strategy, we must also be able to successfully protect our proprietary rights and successfully navigate and avoid claims related to the proprietary rights of third parties. In addition, an increase in sales of our private label products may adversely affect sales of our suppliers' products, which in turn could adversely affect our relationships with certain of our suppliers. Further, the development of our private label products may require us to make investments in specialized personnel and operating systems, increase marketing efforts and reallocate resources away from other uses. Any failure to appropriately address some or all of these risks could damage our reputation and have an adverse effect on our business, financial condition and results of operations.

We are and may continue to be involved in legal proceedings in the ordinary course of our business, and while we cannot predict the outcomes of those proceedings and other contingencies with certainty, some of these outcomes may adversely impact our business, financial condition, results of operations and cash flows.

We are and may continue to be involved in legal proceedings such as product liability, asbestos, personal injury, consumer, employment and other litigation that arises from time to time in the ordinary course of our business. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these litigation matters are resolved on unfavorable terms, or if our estimates regarding legal provisions accounting or our insurance coverage are incorrect. Shareholders are also able to pursue derivative actions on behalf of the Company, for, among other things, alleged breaches of fiduciary duties by our directors and officers. If we face such litigation, it could result in substantial costs and a diversion of management's resources and attention, which could harm our business and the value of our common stock.

Litigation is inherently unpredictable, and the outcome of some of these proceedings and other contingencies could require us to take or refrain from taking actions which could adversely impact our business or could result in excessive verdicts. Any such outcome could have an adverse effect on our business, financial condition, results of operations and cash flows. Additionally, involvement in these lawsuits and related inquiries and other proceedings may involve significant expense, divert management's attention and resources from other matters, and negatively affect our reputation.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial condition or results of operations.

Accounting standards and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition and net sales, asset impairment, impairment of goodwill and other intangible assets, inventories, lease obligations, self-insurance, tax matters, pensions and litigation, are complex and involve many subjective assumptions, estimates and judgments. Changes in accounting standards or their interpretation or changes in underlying assumptions and estimates or judgments could significantly change our reported or expected financial performance, financial condition or results of operations.

We are subject to various risks related to the local and international nature of our business, including domestic and foreign laws, regulations and standards. Failure to comply with such laws and regulations or the occurrence of unforeseen developments such as litigation, investigations, governmental proceedings or enforcement actions could adversely affect our business.

Our business operates in the U.S. and Canada and is subject to specific risks of conducting business in different jurisdictions across these countries and other parts of the world, including Barbados, China, India, Mexico, South Korea, Switzerland, Taiwan, Thailand, Trinidad and Tobago, the U.K. and Vietnam. Our business is subject to a wide array of domestic and international laws, regulations and standards in jurisdictions where we operate, including advertising and marketing regulations, anti-bribery and corruption/money laundering laws, anti-competition regulations, data privacy and data protection (including payment card industry data security standards) and cybersecurity requirements (including protection of information and incident responses), occupational health and safety regulations, consumer product safety regulations, consumer protection laws, cash and electronic payment regulations and industry standards, environmental protection laws and regulations (including those covering per- and polyfluoroalkyl substances ("PFAS")), foreign exchange controls and cash repatriation restrictions, government business regulations applicable to us as a government contractor selling to federal, state and local government entities, import and export requirements, intellectual property laws, labor laws, product compliance laws, fleet and driver related laws, supplier regulations regarding the sources of supplies or products, tax laws, zoning laws, unclaimed property laws and laws, regulations and standards applicable to other commercial matters. These laws, regulations and standards are often complex, subject to change and subject to varying interpretations, and compliance therewith may be subject to varying degrees of scrutiny. Moreover, we are also subject to audits and inquiries by government agencies in the ordinary course of business.

In recent years, a number of new laws and regulations have been adopted, new executive orders have been announced, and there has been expanded enforcement of certain existing laws and regulations by federal, state and local agencies. These laws and regulations, and related interpretations and enforcement activity, may change as a result of a variety of factors, including political, economic or social events. For example, since taking office, the current administration has sought to adopt new regulations and policies and to suspend, revise or rescind prior policies that are identified as conflicting with the administration's position, which has resulted in increased regulatory uncertainty. Any changes in, expanded enforcement of, or adoption of new federal, state or local laws and regulations could increase our costs of doing business or impact our operations, including, among other factors, as a result of required investments in technology and the development of new operational processes.

Failure to comply with any of these laws, regulations and standards has in the past and may in the future result in civil, criminal, monetary and non-monetary penalties as well as potential damage to our reputation. Furthermore, while we have implemented policies and procedures designed to facilitate compliance with these laws, regulations and standards, there can be no assurance that associates, contractors or agents will not violate such laws, regulations and standards or our policies. Any failure to comply with or violation of the various laws, regulations and standards to which we are subject could individually or in the aggregate have a material adverse effect on our business, financial condition, results of operations and cash flows.

Corporate responsibility, specifically related to sustainability matters, may impose additional costs and expose us to new risks.

Ongoing focus on sustainability matters by investors, customers, regulators and other parties may impose additional costs or expose us to new risks. Moreover, stakeholder expectations and standards on sustainability matters continue to evolve and may diverge. If we do not adapt to or comply with such investor, customer, regulator or other stakeholder expectations, or if we are perceived to have not responded appropriately or quickly enough to concerns related to sustainability issues, regardless of whether there is a regulatory or legal requirement to do so, we may suffer from reputational damage, be subject to litigation or regulatory enforcement or be precluded from doing business with certain customers, any of which could materially adversely affect our business, financial condition, results of operations and/or the market price of our common stock.

Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed scores and ratings to evaluate companies and investment funds based upon sustainability metrics. Select investment funds and investors may consider a company's policies or scores as a reputational or other factor in making an investment decision. Inclusion and climate change topics have, in particular, received heightened attention from investors, shareholders, lawmakers and listing exchanges. We may face reputational damage, litigation or regulatory enforcement in the event our sustainability initiatives or objectives, including with respect to Inclusion or climate matters, do not meet the standards set by our regulators, investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable sustainability rating from third-party rating services.

Further, sustainability reporting is expected from, and in certain cases required by, certain stakeholders, state regulators, investors, shareholders and other third parties. These sustainability reporting disclosure frameworks and reporting standards continue to evolve. The disclosure frameworks and reporting standards under which we disclose information may change from time to time and may result in a lack of consistent or meaningful comparative data from period to period, as well as significant revisions to sustainability goals, initiatives, commitments, or objectives or reported progress in achieving the same. Our failure to report accurately or achieve progress on our sustainability-related goals, targets or metrics on a timely basis, or at all, could adversely affect our reputation, business, financial condition and results of operations. Statements regarding our sustainability-related goals reflect our current plans and aspirations; our sustainability-related policies, practices and goals are voluntary and subject to change at our discretion.

Our sustainability and Inclusion-related initiatives and goals may not be favored by certain stakeholders, whose priorities and expectations may not align or may be opposed to one another, which could result in public scrutiny or reputational damage, and could impact the attraction and retention of investors, customers and associates. Efforts to achieve our initiatives and goals, including collecting, measuring and reporting sustainability information, involve operational, reputational, financial, legal and other risks and may result in additional costs or delays, and as a result may have a negative impact on us, including our brand, reputation and the market price of our common stock.

The obligations associated with being a public company require significant resources and management attention and result in significant legal and financial compliance costs, and changing laws, regulations and standards are creating uncertainty for public companies.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the listing requirements of the NYSE and LSE, the Market Abuse Regulation, Disclosure Guidance and Transparency Rules and other applicable securities rules and regulations. The Exchange Act requires that we file annual and other reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Any failure to maintain effective controls or any difficulties encountered implementing required new or improved controls could cause us to fail to meet our reporting obligations, which could have a material adverse effect on our business and the trading price of our common stock.

In addition, changing laws, regulations and standards relating to corporate governance, sustainability and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, as well as certain legal challenges, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies or as pending or future litigation is resolved. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have invested, and expect to continue to invest, resources to comply with evolving laws, regulations and standards, and this investment may result in increased operating expenses and a diversion of management's time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, or differ from new legal interpretations resulting from related litigation, regulatory authorities or others may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

Ownership of shares of our common stock

Our ability to pay dividends or effect other returns of capital in the future depends, among other things, on our financial performance.

There can be no guarantee that our historical performance will be repeated in the future, particularly given the competitive nature of the industry in which we operate, and our net sales, net income and cash flow may significantly underperform market expectations. If our cash flow underperforms market expectations, then our ability to pay a dividend or effect other returns of capital (including, without limitation, share repurchases) may be negatively impacted. Any decision to declare and pay dividends or to effect other returns of capital will be made at the discretion of the Board of Directors of the Company (the "Board") and will depend on, among other things, Delaware corporate law, restrictions, if any, on the payment of dividends and/or capital returns in our financing arrangements, our financial position, retained earnings/net income, working capital requirements, interest expense, general economic conditions and other factors that the Board deems appropriate from time to time.

We cannot guarantee that our share repurchase program will be fully consummated or that our share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our common stock and could diminish our liquidity.

As of July 31, 2025, Ferguson had completed approximately $4.0 billion of its previously announced $5.0 billion share repurchase program with approximately $1 billion remaining under its share repurchase program. The timing and actual number of shares of common stock to be repurchased will depend on a variety of factors including cash availability and other market conditions. The share repurchase program could affect the price of our shares and increase volatility and we may suspend or terminate the share repurchase program at any time, which may result in a decrease in the trading price of our shares. The existence of a share repurchase program could also cause the price of our shares of common stock to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our shares of common stock. Additionally, repurchases under our share repurchase program could diminish our liquidity.

The Company is a holding company with no business operations of its own and depends on its subsidiaries for cash, including in order to pay dividends.

The Company is a holding company with no independent operations and is dependent on its operating subsidiaries to generate cash, including in order to pay dividends to its shareholders. The Company's ability to pay dividends to its shareholders therefore depends on the ability of its subsidiaries to service intercompany loans, distribute profits and/or pay dividends, general economic conditions and other factors that the Board deems significant from time to time. The Company's distributable reserves can be affected by reductions in profitability, impairment of assets and severe market turbulence.

The price of our common stock may be subject to market price volatility and its market price may decline disproportionately in response to developments that are unrelated to our operating performance.

The market price of our shares has been and may in the future be volatile and subject to wide fluctuations. The market price of our common stock may fluctuate as a result of a variety of factors including, but not limited to, general global and regional economic and political conditions, changes in, or announcements regarding proposed changes in, trade policy, period to period variations in our results of operations, changes in net sales or net income estimates by us, industry participants or financial analysts, our failure to meet our stated guidance, our failure to comply with the rules under the Sarbanes-Oxley Act related to accounting controls and procedures, changes in our capital allocation policy, the discovery of material weaknesses and other deficiencies in our internal control and accounting procedures, and the other factors discussed in this Item 1A. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investor confidence in us may be adversely affected and, as a result, the value of our common stock may decline.

In addition, the market price of our common stock could also be adversely affected by developments unrelated to our operating performance, such as the operating and share price performance of other companies that investors may consider comparable to us, speculation about us in the press or the investment community, unfavorable press, strategic actions by competitors (including acquisitions and restructurings), changes in market conditions, regulatory changes, broader market volatility and movements and delay in our inclusion in North American indices. Any or all of these factors could result in material fluctuations in the market price of our common stock, which could lead to investors getting back less than they invested or a total loss of their investment. In addition, where the market price of a company's shares have been volatile, the shareholders of such company may file securities class action litigation against that company based on various claims such as securities fraud and other violations of securities laws. While we have not been a target of this type of litigation, we may be in the future. The defense and disposition of litigation of this type could result in substantial costs and divert resources and the time and attention of our management, which could materially and adversely affect our business, financial condition or results of operations.

The Amended and Restated Certificate of Incorporation of Ferguson Enterprises Inc. (the "Certificate of Incorporation") provides that the Court of Chancery of the State of Delaware (the "Court of Chancery") will be the exclusive forum for substantially all disputes between the Company and its stockholders, which could limit its stockholders' ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees, agents or stockholders.

The Certificate of Incorporation provides that, subject to certain exceptions, the Court of Chancery will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) by, or other wrongdoing by, any current or former director, officer, employee, agent or stockholder of the Company to the Company or its stockholders, (iii) any action asserting a claim against the Company or any current or former director, officer, employee, agent or stockholder of the Company arising out of or relating to any provision of Delaware General Corporation Law ("DGCL"), the Certificate of Incorporation or the Amended and Restated Bylaws of Ferguson Enterprises Inc. (the "Bylaws"), (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws, (v) any action asserting a claim against the Company or any current or former director, officer, employee, agent or stockholder of the Company governed by the internal affairs doctrine, (vi) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL or (vii) any action as to which the DGCL confers jurisdiction on the Court of Chancery. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the U.S. will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the "Securities Act"), against the Company or any director, officer, employee or agent of the Company.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, employees, agents or stockholders and this limitation may have the effect of discouraging lawsuits or making our securities less attractive to investors. For example, stockholders who bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to the Company than to its stockholders.

It should also be noted that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Due to such concurrent jurisdiction, there is uncertainty as to whether a court would enforce the exclusive forum provision in the Certificate of Incorporation in respect of causes of action arising under the Securities Act against the Company or any director, officer, employee or agent of the Company. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against the Company, its directors, officers, employees, agents or stockholders in a venue other than in the federal district courts of the U.S. In such instance, the Company would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Certificate of Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and we cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find the exclusive-forum provisions in the Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

The Certificate of Incorporation provides that any person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and to have consented to the exclusive forum provisions described above. However, these exclusive forum provisions may not apply to suits brought to enforce a duty or liability vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, such as those created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. We maintain a strategic plan to protect our information and to manage and mitigate emerging cybersecurity threats. Our cybersecurity team, led by our Chief Information Security Officer ("CISO"), who reports to our Chief Digital & Information Officer ("CDIO"), oversees our cybersecurity efforts on a day-to-day basis. Our cybersecurity team, in partnership with third parties, designs, implements and operates our data security and cybersecurity programs, risk assessments, monitoring procedures, and training programs for our associates.

Cybersecurity risk management is integrated into our overall enterprise risk management program ("ERM Program") and our cybersecurity, legal, infrastructure, privacy and other cross-functional teams work together to evaluate and address cybersecurity risks in alignment with our business objectives and operational needs. Cybersecurity risk management is also integrated into our broader risk management framework through information technology general controls that are independently tested by our Internal Audit team, the findings of which are reported to the Audit Committee.

As part of our cybersecurity risk management and strategy, the Company invests in processes, resources and incremental technical defenses to help prevent, identify, escalate, investigate, resolve, and recover from identified vulnerabilities and security incidents in a timely manner. We have enterprise-level compliance processes, policies and insurance coverage in place, including related to data protection and cybersecurity. We utilize the ISO 27001:2022 information security standard to drive our risk assessment and to identify and prioritize technology and process investments. Additionally, Ferguson maintains a Security Operations Center ("SOC") with enterprise event visibility.

The Company maintains a Cybersecurity Incident Response Plan ("CIRP") that establishes a foundation for capture, containment, escalation, and response to cybersecurity events across the Company. The CIRP details how the Company, including the SOC and cybersecurity team, prioritize and respond to cybersecurity events and incidents, including when and how incidents are escalated to key members of management who in turn determine whether further escalation to the Audit Committee or Board is appropriate. The CIRP also includes actions designed to enhance processes and responsiveness to address and prevent future incidents.

Ferguson invests in associate training and education on cybersecurity and risk management thereof. Ferguson provides annual phishing training to all associates who are issued a Company device, and our annual Code of Conduct training often features information technology subjects, such as protection of company and personal information and identifying and reporting cybersecurity and phishing incidents. In addition, we maintain a cybersecurity awareness hub on our company intranet, regularly distribute cyber newsletters and cyber tips, and conduct regular phishing email simulation tests, including customized role-based tests, to reinforce prior training and promote ongoing awareness of risks. We also periodically conduct tabletop exercises with management and other associates to practice cyber incident response and to improve our processes and strategies.

In addition, Ferguson regularly engages with independent third-party partners, including cybersecurity assessors, consultants, and auditors, to assess and consult on our cybersecurity capabilities, prioritize areas of risk and assist with execution of our risk management systems and strategic plans. Our collaboration with these third parties includes regular audits, threat assessments, and consultation on security enhancements. To mitigate data or security incidents that may originate from third-party suppliers, we have a third-party risk management program that works to classify service provider or business partner risk based on several factors, including but not limited to data type accessed and/or retained. Using a risk-based approach, we perform diligence and security risk assessments for certain vendors and service providers, including appropriate obligations in our contractual arrangements where applicable.

As of the date of this Annual Report, cybersecurity incidents and risks, separately or in aggregate, have not materially affected our business strategy, results of operations, and financial condition. However, we face ongoing risks from cybersecurity threats and there can be no assurance that our security efforts and measures, and those of our third-party vendors, will prevent or minimize cybersecurity risks. See "Risk Factors—If we are unable to protect our sensitive data and information systems against data corruption, cybersecurity incidents or network security breaches, or if we are unable to provide adequate security in the electronic transmission of sensitive data, it could materially adversely affect our business, financial condition and results of operations" and "—A failure of a key information technology system or process could materially adversely affect the operations of our business" in Item 1A of this Annual Report for more information on our cybersecurity-related risks.

Governance

Role of the Board

Our Board is ultimately responsible for the risk oversight of the Company, including risks from cybersecurity threats. The Board has delegated to the Audit Committee responsibility for monitoring the overall adequacy and effectiveness of the ERM Program, and the Audit Committee is specifically charged with discussing the Company's cybersecurity risk exposures and the steps management has taken to monitor and control these exposures. Our Chief Legal Officer provides reports on the ERM Program twice a year. The Board and/or the Audit Committee receives periodic reports, briefings or presentations on data protection and cybersecurity matters from senior information technology leaders, including our CDIO or CISO, as well as from our Internal Audit team. In addition to these Board and Audit Committee updates, our CIRP provides that significant developments or incidents, even if immaterial to the Company, will be reviewed regularly by a cross-functional team to determine whether further escalation to the Audit Committee or Board is appropriate, enabling Audit Committee and Board oversight that is timely and responsive.

Role of Management

Pursuant to our ERM Program charter, our Executive Committee is responsible for assessing and managing the Company's exposure to enterprise risks. The Executive Committee is composed of the CEO and members of senior management appointed by the CEO, including the CDIO. Our CDIO has delegated to our CISO and the cybersecurity teams primary responsibility for identifying, assessing, monitoring and managing our cybersecurity threats. They receive information regarding cybersecurity incidents and threats from the SOC and through internal escalation procedures detailed in the CIRP. The CISO then provides periodic reports to the Executive Committee, including reporting on significant cybersecurity incidents and resulting remedial actions, the cybersecurity team's strategic plan, the results of associate trainings, and any other notable cybersecurity matters.

Our CDIO has over 25 years of executive experience leading information technology teams and providing strategic vision for multiple Fortune 500 companies. For further details about our CDIO's background, see the "Information About Our Executive Officers" section of Part I of this Annual Report. Our CISO has over 25 years of industry experience, including in developing and leading cybersecurity risk management programs for Fortune 100 companies. Additionally, our CISO and members of the cybersecurity team hold a number of industry recognized certifications, such as Certified Information Systems Security Professional, Payment Card Industry Data Security Standard Internal Security Assessor, Certified Information Security Manager, Certified in Risk and Information Systems control, and Certified Ethical Hacker, among others.

Item 2.   Properties

The Company's corporate headquarters and management office are located at 751 Lakefront Commons, Newport News, Virginia 23606. We believe our facilities are maintained in good operating condition and sufficient to meet our present operating needs.

The following table presents our principal facilities as of July 31, 2025:

Location / Segment	Facility & Use	Total locations	Owned locations	Leased locations	Square feet
United States	Regional Distribution Centers[1]	10	90%	10%	6,608,307
United States	Market Distribution Centers	5	60%	40%	2,544,854
United States	Branches	1,519	16%	84%	46,369,553
Canada	Regional Distribution Center[2]	1	—%	100%	292,395
Canada	Market Distribution Centers	1	—%	100%	186,174
Canada	Branches	227	19%	81%	3,058,456

(1) Includes one owned building on leased land. Subsequent to fiscal 2025 year-end, one of the 10 Regional Distribution Centers in the United States was closed.
(2) Canada's Regional Distribution Center was closed subsequent to fiscal 2025 year-end.

Item 3.   Legal Proceedings

The Company is from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. With respect to such lawsuits, claims and proceedings, the Company records reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not expect any of its pending legal proceedings to have a material adverse effect on its results of operations, financial position, or cash flows. In accordance with Item 103 of Regulation S-K, we have adopted a $1 million disclosure threshold for certain proceedings under environmental laws to which a governmental authority is a party, as we believe matters under this threshold are not material to the Company. The Company maintains liability insurance for certain risks that are subject to certain self-insurance limits.

Item 4.   Mine Safety Disclosures

Not applicable.

Information about our Executive Officers

Set forth below is a list of the Company's executive officers, including their names, ages, all positions and offices with the Company held by each such person and each person's principal occupations or employment during the past five years, unless otherwise indicated. Our executive officers do not have a specific term of office.

Kevin Murphy, age 55, *President & Chief Executive Officer and Director*. Mr. Murphy was appointed as a Director in August 2017 and as Chief Executive Officer in November 2019. In connection with a corporate restructure in August 2024, Mr. Murphy's title changed to President & Chief Executive Officer. Mr. Murphy has served as chief executive officer of Ferguson Enterprises, LLC ("FEL"), the Company's U.S. operating subsidiary, since 2017. Prior to that, he was chief operating officer of FEL from 2007 to 2017. Mr. Murphy joined Ferguson in 1999 as an operations manager following Ferguson's acquisition of his family's business, Midwest Pipe and Supply, and went on to hold a number of leadership positions before his eventual appointment as the Company's President & Chief Executive Officer.

Bill Brundage, age 49, *Chief Financial Officer and Director*. Mr. Brundage was appointed as a Director and Chief Financial Officer in November 2020. Mr. Brundage has served as the chief financial officer of FEL since 2017, and previously served at FEL as senior vice president of finance from 2016 to 2017 and vice president of finance from 2008 to 2016. Mr. Brundage joined Ferguson in 2003 as manager of finance and was promoted to corporate controller of FEL two years later. Previously, Mr. Brundage spent five years at PricewaterhouseCoopers in the U.S.

Ian Graham, age 57, *Chief Legal Officer & Corporate Secretary*. Mr. Graham serves as the Chief Legal Officer & Corporate Secretary. Mr. Graham joined the Company as Group General Counsel in May 2019. Prior to joining the Company, he was Senior Vice President, General Counsel and Secretary for BAE Systems, Inc. from 2010 to 2019. Prior to that he held senior roles at EMCORE Corporation, UUNET Technologies, Jenner & Block LLP and McKenna & Cuneo LLP.

Andy Paisley, age 57, *Chief Digital & Information Officer*. Mr. Paisley became the Chief Digital & Information Officer for Ferguson in June 2023 after joining the Company in January 2023 as the Chief Information Officer. He is responsible for overseeing Digital Commerce, Digital Engineering, Digital Data, User Experience and Commerce Operations. Prior to joining Ferguson, Mr. Paisley served as the chief information officer of Dollar Tree, Inc. from December 2020 until 2022, Old Dominion Freight Line, Inc. from 2017 to 2020 and Advance Auto Parts, Inc. from 2014 to 2017, where he aligned the technology strategy with business strategy and improved the digital experience for associates and customers.

Jake Schlicher, age 61, *Chief Strategy Officer*. Mr. Schlicher was named Chief Strategy Officer in February 2025. Mr. Schlicher joined the Company in 1999 through the acquisition of L&H Supply. Since then, he has held numerous positions including Director of the Residential Business Group, Vice President of Private Label, Vice President of the Strategic Products Group, Vice President of the Commercial Business, Senior Vice President of Ferguson Facilities Supply, and Senior Vice President of Strategic Brand Development. Most recently, Mr. Schlicher served as Senior Vice President – Strategic Development from February 2019 to February 2025.

Allison Stirrup, age 49, *Chief Human Resources Officer*. Ms. Stirrup was promoted to Chief Human Resources Officer in August 2024. She joined the Company in 1998 as a trainee and has held several progressive leadership positions over her 26-year career at Ferguson. Ms. Stirrup began her career with Ferguson as a Showroom Consultant and later Showroom Manager, prior to transitioning into human resources in 2003 as a Corporate Recruiter. Ms. Stirrup held a number of leadership positions including Manager of College Recruiting, Manager of Recruiting, Director of Talent Management, and Senior Director of Talent Development. From April 2018 to March 2021, Ms. Stirrup served as Senior Director of HR – Blended. Most recently, she served as Vice President – HR Business Partners from March 2021 to August 2024.

Bill Thees, age 58, *Chief Operating Officer*. Mr. Thees was named Chief Operating Officer in February 2025. He began his career with the Company in 1990 as a trainee at the Orlando, Florida Waterworks location. Since then, he has held several key positions, including Branch Manager, General Manager, and District Manager. Mr. Thees assumed leadership for the Waterworks Business in 2007 and was promoted to Vice President in 2009. Between August 2018 and July 2024, he served as Senior Vice President of Business and Sales. Most recently, Mr. Thees served as Senior Vice President from August 2024 to February 2025.

Bo Camposano, age 54, *Senior Vice President*. Mr. Camposano serves as Senior Vice President – Waterworks. Before assuming his current role in August 2024, he served as Vice President of Waterworks from 2019 to 2024. Mr. Camposano began his career with the Company in 1996 as a trainee and has held several key positions, including Training and HR Development, Operations Manager, General Manager, District Manager and Regional Vice President.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market information

The principal United States trading market for Company shares is the NYSE, where the Company's shares of common stock are traded under the symbol "FERG." The Company's principal foreign public trading market for Company shares is the LSE, where the Company's shares of common stock are traded under the symbol "FERG."

Holders

As of September 19, 2025, there were 2,571 holders of record of our shares of common stock.

Dividends

The Company currently anticipates that cash dividends will continue to be paid on a quarterly basis in amounts comparable to dividends paid in prior periods.

Performance graph

This graph is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The performance graph below compares the cumulative total shareholder return of the Company's shares since July 31, 2020, with the cumulative total return for the same period of the S&P 500 Stock Index and the S&P 500 Industrials Stock Index. The graph assumes the investment of $100 in our shares at the closing price of our shares on the LSE prior to the Company's listing on the NYSE on March 11, 2021, and on the NYSE on and following such date, and in each of the indices as of the market close on July 31, 2020 and also assumes the reinvestment of dividends. Performance data for the Company is provided as of the last trading day of each relevant fiscal year. The share price performance graph is not necessarily indicative of future share price performance.



300
200
100
07/31/20
07/31/21
07/31/22
07/31/23
07/31/24
07/31/25
FERG
S&P 500 Stock Index
S&P 500 Industrials Stock Index

	As of July 31,					
	2020	2021	2022	2023	2024	2025
Ferguson Enterprises Inc.[(1)]	$100	$161	$147	$195	$274	$279
S&P 500 Stock Index	100	136	130	147	180	209
S&P 500 Industrials Stock Index	100	146	138	162	190	229

(1) LSE data used from August 1, 2020 through March 10, 2021 with GBP values converted to USD using the daily foreign exchange rate. NYSE data used from March 11, 2021 onwards.

Unregistered sales of equity securities and use of proceeds

None.

Purchases of equity securities by the issuer and affiliated purchasers

(In millions, except share count and per share amount)	(a) Total Number of Shares Purchased	(b) Average Prices Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Program[1]	(d) Maximum Value of Shares Yet To Be Purchased Under the Program[1]
May 1 - May 31, 2025	349,736	$174.90	349,736	$1,092
June 1 - June 30, 2025	261,299	215.25	261,299	1,035
July 1 - July 31, 2025	297,199	222.50	297,199	969
	908,234		908,234	

(1) In September 2021, the Company announced a program to repurchase up to $1.0 billion of shares. Since the initial authorization, the Company has announced from time to time various increases, bringing the total authorized share repurchase program to $5.0 billion. As of July 31, 2025, the Company had completed approximately $4.0 billion of the total authorized repurchase program.

Item 6.   **[Reserved].**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to convey management's perspective regarding the Company's operational and financial performance and should be read in conjunction with the Consolidated Financial Statements and related notes contained in this Annual Report. The discussion in this Annual Report generally focuses on fiscal 2025 compared to fiscal 2024. A discussion of our results of operations and changes in financial condition for fiscal 2024 compared to fiscal 2023 has been excluded from this report, but can be found in Part II, Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations of our fiscal 2024 Annual Report.

The following discussion contains trend information and forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements, as well as from our historical performance, due to various factors, including, but not limited to, those discussed in the "Risk Factors" and "Forward-Looking Statements and Risk Factor Summary" sections and elsewhere in this Annual Report.

Overview

Ferguson is a value-added distributor serving the water and air specialized professional in the residential and non-residential North American construction market. We help make our customers' complex projects simple, successful and sustainable by providing expertise and a wide range of products and services from plumbing, HVAC, appliances, and lighting to PVF, water and wastewater solutions, and more. Ferguson is headquartered in Newport News, Virginia.

The following table presents highlights of our annual performance:

	For the years ended July 31,	
(In millions, except per share amounts)	**2025**	**2024**
Net sales	$30,762	$29,635
Operating profit	2,606	2,652
Net income	1,856	1,735
Earnings per share - diluted	9.32	8.53
Net cash provided by operating activities	1,908	1,873
Supplemental non-GAAP financial measures:[1]		
Adjusted operating profit	2,842	2,824
Adjusted earnings per share - diluted	9.94	9.69

(1) The Company uses certain non-GAAP measures, which are not defined or specified under accounting principles generally accepted in the United States ("U.S. GAAP"). See the section titled "Non-GAAP Reconciliations and Supplementary Information."

For fiscal 2025, net sales increased by 3.8%, primarily due to higher sales volume and incremental sales from acquisitions, partially offset by the impact of one less sales day in fiscal 2025 than in fiscal 2024. Pricing was slightly down year-over-year, primarily during the first half of fiscal 2025, due to deflation in certain commodity categories, which was partially offset by improvements in finished goods pricing.

For fiscal 2025, operating profit decreased 1.7% (adjusted operating profit increased 0.6%) compared to fiscal 2024. This decrease was primarily due to $80 million in non-recurring restructuring expenses, along with the profit impact of one less sales day in fiscal 2025. These decreases were partially offset by higher gross profit compared with fiscal 2024. Adjusted operating profit increased due to higher gross profit compared with fiscal 2024.

For fiscal 2025, diluted earnings per share was $9.32 (adjusted diluted earnings per share: $9.94), increasing 9.3% compared with the prior year due to higher net income and the impact of share repurchases. The higher year-over-year net income was primarily driven by non-recurring, non-cash deferred tax charges of $137 million incurred in fiscal 2024 in connection with establishing a new corporate structure to domicile our ultimate parent company in the United States. Adjusted diluted earnings per share increased 2.6%, primarily due the impact of the Company's share repurchases, and to a lesser extent, higher adjusted operating profit.

Net cash provided by operating activities increased 1.9% to $1.9 billion in fiscal 2025. During fiscal 2025, the Company invested $301 million in acquisitions and $305 million in capital expenditures to meet the Company's strategic objectives.

Results of Operations

The table below summarizes the Company's consolidated statements of earnings for the periods indicated.

(In millions)	For the years ended July 31,	
	2025	2024
Net sales	$30,762	$29,635
Cost of sales	(21,327)	(20,582)
Gross profit	9,435	9,053
Selling, general and administrative expenses	(6,376)	(6,038)
Restructuring and impairment expenses	(80)	(28)
Depreciation and amortization	(373)	(335)
Operating profit	2,606	2,652
Interest expense, net	(190)	(179)
Other income (expense), net	7	(9)
Income before income taxes	2,423	2,464
Provision for income taxes	(567)	(729)
Net income	$1,856	$1,735

Net sales

Net sales were $30.8 billion in fiscal 2025, an increase of $1.1 billion, or 3.8%, compared with 2024. The increase in net sales was primarily driven by higher sales volume and incremental sales from acquisitions of 1.0%, partially offset by the 0.4% impact of one less sales day in fiscal 2025. Pricing was slightly down year-over-year, primarily during the first half of fiscal 2025, due to deflation in certain commodity categories, which was partially offset by improvements in finished goods pricing. The Company's increase in net sales was primarily driven by growth in non-residential markets, and to a lesser extent, in residential markets in its United States segment.

Gross profit

Gross profit was $9.4 billion in fiscal 2025, an increase of $382 million, or 4.2%, compared with fiscal 2024. Gross profit as a percent of sales was 30.7% in fiscal 2025 compared with 30.5% in the prior year. The increase reflected specific management actions to better capture the value provided to customers and the timing and extent of supplier price increases, partially offset by the impact of deflation in certain commodity categories, primarily during the first half of the year.

Selling, general and administrative expenses ("SG&A")

SG&A expenses in fiscal 2025 increased $338 million, or 5.6%, compared with fiscal 2024. SG&A as a percentage of sales was 20.7% and 20.4% in fiscal 2025 and fiscal 2024, respectively. The increase in SG&A as a percent of sales primarily reflects higher performance based incentive compensation and the impact of cost inflation on labor, infrastructure and fleet.

Restructuring expenses

Corporate restructuring expenses

Corporate restructuring expenses were $7 million and $28 million in fiscal 2025 and 2024, respectively. During fiscal 2024, these expenses primarily related to establishing a new corporate structure to domicile our ultimate parent company in the United States. During fiscal 2025, these expenses were primarily related to transition activities following the establishment of our ultimate parent company's domicile in the United States.

Business restructuring expenses

During the second half of fiscal 2025, the Company implemented targeted actions to streamline operations, enhancing speed and efficiency to better serve customers and drive further profitable growth. As a result of these actions, the Company recorded non-recurring business restructuring expenses of $73 million. No such amounts were recorded in fiscal 2024.

Net interest expense

Net interest expense was $190 million in fiscal 2025 compared with $179 million in fiscal 2024. The increase in interest expense was due to higher average borrowings in fiscal 2025 compared with the prior year.

Income tax expense

Income tax expense was $567 million for fiscal 2025, a decrease of $162 million compared with fiscal 2024. The Company's effective tax rate was 23.4% for fiscal 2025 compared with 29.6% for fiscal 2024. The decrease in income tax expense and the decrease in the effective tax rate were primarily driven by non-recurring, non-cash deferred tax charges of $137 million incurred in the prior fiscal year due to the elimination of certain pre-existing U.K. tax attributes of the Company in connection with establishing a new corporate structure to domicile our ultimate parent company in the United States, as well as the release of uncertain tax positions following the lapse of statute of limitations in fiscal 2025.

Net income

Net income for fiscal 2025 was $1.9 billion, an increase of $121 million, or 7.0%, compared with fiscal 2024 due to the elements described in the sections above.

Segment results of operations for fiscal 2025 and fiscal 2024

The Company's reportable segments are the United States and Canada based on how the Company manages its business and allocates resources, which is on a geographical basis. The Company's measure of segment profit is adjusted operating profit. For further segment information, see Note 2, *Segment and net sales information* of the Notes to the Consolidated Financial Statements.

United States

(In millions)	For the years ended July 31,	
	2025	**2024**
Net sales	$29,269	$28,195
Adjusted operating profit	2,840	2,820

Net sales for the United States segment were $29.3 billion in fiscal 2025, an increase of $1.1 billion, or 3.8%, compared with the prior year. The increase in net sales was primarily driven by higher sales volume, along with incremental sales from acquisitions of 1.0%. These increases were partially offset by price deflation of approximately 1%, mainly within certain commodity categories in the first half of the fiscal year that was partially offset by improvements in finished goods pricing. In addition, net sales growth was partially offset by the impact of one fewer sales day of 0.4% in the year-over-year comparison. Net sales growth in the non-residential markets was 6.8% due to growth in each of Commercial, Civil/Infrastructure and Industrial. Net sales in the residential markets increased by 0.9%, with growth across both new construction and RMI.

Adjusted operating profit in the United States was $2.8 billion, an increase of 0.7% compared with the prior year, primarily reflecting higher gross profit, partially offset by higher operating costs in light of sales volume growth and cost inflation.

Canada

(In millions)	For the years ended July 31,	
	2025	**2024**
Net sales	$1,493	$1,440
Adjusted operating profit	66	60

Net sales for the Canada segment were $1,493 million in fiscal 2025, an increase of $53 million, or 3.7%, compared with the prior year. This increase in net sales was primarily due to incremental sales from acquisitions of 4.7% and price inflation of approximately 2%, partially offset by the impacts of foreign currency exchange rates of 2.3%, one fewer sales day in the fiscal year of 0.5% and slightly lower sales volume.

Adjusted operating profit for the Canada segment increased compared with the prior year, primarily due to higher sales and gross profit, partially offset by higher operating costs compared with the same period of prior year.

Non-GAAP Reconciliations and Supplementary Information

The Company reports its financial results in accordance with U.S. GAAP. However, the Company believes certain non-GAAP financial measures provide users of the Company's financial information with additional meaningful information to assist in understanding financial results and assessing the Company's performance from period to period. These non-GAAP financial measures include adjusted operating profit, adjusted net income and adjusted earnings per share ("adjusted EPS") - diluted. Management believes these measures are important indicators of operations because they exclude items that may not be indicative of our core operating results and provide a better baseline for analyzing trends in our underlying businesses, and they are consistent with how business performance is planned, reported and assessed internally by management and the Company's Board. Such non-GAAP adjustments include amortization of acquired intangible assets, discrete tax items, and any other items that are non-recurring. Non-recurring items may include various restructuring charges, gains or losses on the disposals of businesses which by their nature do not reflect primary operations, as well as certain other items deemed non-recurring in nature and/or that are not a result of the Company's primary operations. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. These non-GAAP financial measures should not be considered in isolation or as a substitute for results reported under U.S. GAAP. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with U.S. GAAP results, provide a more complete understanding of the business. The Company strongly encourages investors and shareholders to review the Company's financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Reconciliation of net income to adjusted operating profit

The following table reconciles net income (U.S. GAAP) to adjusted operating profit (non-GAAP):

(In millions)	For the years ended July 31,	
	2025	2024
Net income	$1,856	$1,735
Provision for income taxes	567	729
Interest expense, net	190	179
Other expense, net	(7)	9
Operating profit	2,606	2,652
Corporate restructuring expenses[1]	7	28
Business restructuring expenses[2]	73	—
Amortization of acquired intangibles	156	144
Adjusted operating profit	$2,842	$2,824

(1) For fiscal 2025, corporate restructuring expenses primarily related to incremental costs in connection with transition activities following the establishment of our ultimate parent company's domicile in the United States. For fiscal 2024, corporate restructuring expenses related to incremental costs in connection with establishing the new corporate structure to domicile our ultimate parent company in the United States.

(2) For fiscal 2025, business restructuring expenses related to the Company's implementation of targeted actions to streamline operations, enhancing speed and efficiency to better serve customers and drive further profitable growth.

Reconciliation of net income to adjusted net income and adjusted EPS - diluted

The following table reconciles net income (U.S. GAAP) to adjusted net income and adjusted EPS - diluted (non-GAAP):

	For the years ended July 31,			
(In millions, except per share amounts)	**2025**		**2024**	
		per share[1]		*per share[1]*
Net income	$1,856	$9.32	$1,735	$8.53
Corporate restructurings[2]	7	0.03	28	0.14
Business restructurings[3]	73	0.37	—	—
Amortization of acquired intangibles	156	0.78	144	0.71
Discrete tax adjustments[4]	(52)	(0.26)	101	0.49
Tax impact on non-GAAP adjustments[5]	(59)	(0.30)	(36)	(0.18)
Adjusted net income	$1,981	$9.94	$1,972	$9.69
Diluted weighted average shares outstanding		199.2		203.5

(1) Per share on a dilutive basis.

(2) For fiscal 2025, corporate restructuring expenses primarily related to incremental costs in connection with transition activities following the establishment of our ultimate parent company's domicile in the United States. For fiscal 2024, corporate restructuring expenses related to incremental costs in connection with establishing the new corporate structure to domicile our ultimate parent company in the United States.

(3) For fiscal 2025, business restructuring expenses related to the Company's implementation of targeted actions to streamline operations, enhancing speed and efficiency to better serve customers and drive further profitable growth.

(4) For fiscal 2025, discrete tax adjustments primarily related to the release of uncertain tax positions following the lapse of statute of limitations, as well as adjustments in connection with amended returns. For fiscal 2024, discrete tax adjustments primarily related to non-recurring, non-cash deferred tax charges of $137 million, resulting from the elimination of certain pre-existing U.K. tax attributes as part of the establishment of our parent company's domicile in the United States, partially offset by the release of uncertain tax positions, as well as the tax treatment of certain compensation items that were not individually significant.

(5) For fiscal 2025, the tax impact on non-GAAP adjustments related to the restructuring expenses and the amortization of acquired intangibles. For fiscal 2024, the tax impact of non-GAAP adjustments primarily related to the amortization of acquired intangibles.

Liquidity and Capital Resources

The Company believes its current cash position coupled with cash flow anticipated to be generated from operations and access to capital should be sufficient to meet its operating cash requirements for the next 12 months and will also enable the Company to invest and fund acquisitions, capital expenditures, dividend payments, share repurchases, required debt payments and other contractual obligations through the next several fiscal years. The Company also anticipates that it has the ability to obtain alternative sources of financing, if necessary.

Cash flows

As of July 31, 2025 and 2024, the Company had cash and cash equivalents of $674 million and $571 million, respectively. In addition to cash, the Company had $2.0 billion of available liquidity from undrawn debt facilities as of July 31, 2025.

As of July 31, 2025, the Company's total debt was $4.2 billion. The Company anticipates that it will be able to meet its debt obligations as they become due.

Cash flows from operating activities

	As of July 31,	
(In millions)	2025	2024
Net cash provided by operating activities	$1,908	$1,873

Net cash provided by operating activities increased by 1.9% to $1.9 billion in fiscal 2025. This increase was primarily driven by the timing of vendor and tax payments compared with the prior year, partially offset by an increase in receivables in light of sales growth and an increase in inventory in connection with sales volume growth and consideration of customer demand, as well as lower net income (adjusted for non-cash items).

Cash flows from investing activities

	As of July 31,	
(In millions)	2025	2024
Net cash used in investing activities	($543)	($601)

Net cash used in investing activities decreased 9.7% to $0.5 billion in fiscal 2025.

Capital expenditure totaled $305 million and $372 million in fiscal 2025 and fiscal 2024, respectively. These investments were primarily for strategic projects to support future growth, such as new market distribution centers, our branch network and new technology. In addition, the Company invested $301 million and $260 million in new acquisitions in fiscal 2025 and fiscal 2024, respectively.

Cash flows from financing activities

	As of July 31,	
(In millions)	2025	2024
Net cash used in financing activities	($1,286)	($1,313)

Net cash used in financing activities decreased 2.1% to $1.3 billion in fiscal 2025.

Dividends paid to shareholders were $489 million and $784 million in fiscal 2025 and 2024, respectively. The decrease was due to the timing of dividend payments in fiscal 2025 and 2024. The Company generally pays dividends in the fiscal quarter following the fiscal quarter in which the dividend was declared. However, the dividends declared in the fourth quarter of fiscal 2024 were also paid in the fourth quarter of fiscal 2024 in connection with establishing a new corporate structure to domicile our ultimate parent company in the United States. As such, no dividends were paid in the first quarter of fiscal 2025.

Share repurchases under the Company's announced share repurchase program were $948 million and $634 million in fiscal 2025 and 2024, respectively.

Net proceeds from debt were $221 million compared to net proceeds from debt of $145 million in fiscal 2025 and 2024, respectively. In fiscal 2025, the Company received net proceeds of $746 million and $125 million from the issuance of certain Unsecured Senior Notes and net borrowings under the Receivables Facility (each, as defined below), respectively. These proceeds were partially offset by debt repayments of $500 million and $150 million in connection with the Company's Term Loan (as defined in Note 9, *Debt* to the Consolidated Financial Statements) and the maturity of certain Private Placement Notes (as defined below), respectively. In fiscal 2024, the Company had net borrowings of $200 million under the Receivables Facility, partially offset by the repayment of $55 million in connection with the maturity of certain Private Placement Notes.

Reinvestment of unremitted earnings

We consider foreign earnings of specific subsidiaries to be indefinitely reinvested. As of July 31, 2025 and 2024, these permanently reinvested earnings of foreign subsidiaries amounted to $800 million and $795 million, respectively. If at some future date, the Company ceases to be permanently reinvested in these specific foreign subsidiaries, the Company may be subject to foreign withholding and other taxes on these undistributed earnings and may need to record a deferred tax liability for any outside basis difference on these specific foreign subsidiaries. In addition, interest payments made between the U.S. and U.K. are anticipated to be exempt from withholding taxes, however, if Ferguson should fail to meet treaty requirements, withholding taxes may apply to these payments.

Debt facilities

The following section summarizes certain material provisions of our long-term debt facilities and current obligations. The following description is only a summary, does not purport to be complete and is qualified in its entirety by reference to the documents governing such indebtedness.

	As of July 31,	
(In millions)	2025	2024
Short-term debt	$400	$150
Long-term debt	3,752	3,774
Total debt	$4,152	$3,924

Private Placement Notes

In June 2015 and November 2017, Wolseley Capital, Inc. ("Wolseley Capital"), a wholly-owned subsidiary of the Company, privately placed fixed rate notes in an aggregate principal amount of $800 million and $355 million, respectively (collectively, the "Private Placement Notes"). As of July 31, 2025, $700 million in Private Placement Notes were outstanding.

Subsequent to July 31, 2025, the Company repaid $400 million in Private Placement Notes that matured in September 2025.

Unsecured Senior Notes

As of July 31, 2025, the Company has issued a total of $3.1 billion in unsecured notes, collectively referred to as the "Unsecured Senior Notes".

- Ferguson Finance plc ("Ferguson Finance") has issued $2.35 billion of Unsecured Senior Notes.

- In October 2024, Ferguson Enterprises Inc. ("FEI") issued an aggregate principal amount of $750 million of Unsecured Senior Notes.

In September 2025, FEI issued an additional $750 million aggregate principal amount of Unsecured Senior Notes, maturing in March 2031 (the "2031 Senior Notes"). The 2031 Senior Notes bear interest at a rate of 4.35%, payable semi-annually.

Revolving Credit Facility

In April 2025, the Company entered into a revolving credit agreement (the "Revolving Credit Agreement"), replacing its existing $1.35 billion Multicurrency Revolving Facility. The Revolving Credit Agreement provides an unsecured revolving credit facility in an aggregate committed amount of $1.5 billion (the "Revolving Facility"). The Revolving Credit Agreement provides the Company with the ability to increase from time to time the aggregate capacity of the facility by $500 million under certain conditions, subject to lender participation.

As of July 31, 2025, no borrowings were outstanding under the Revolving Facility.

Receivables Securitization Facility

The Company maintains a Receivables Securitization Facility with an aggregate total available amount of $915 million (as amended from time to time, the "Receivables Facility"). The Company has the ability to increase the aggregate total available amount under the Receivables Facility up to a total of $1.5 billion from time to time, subject to lender participation.

As of July 31, 2025, $375 million in borrowings were outstanding under the Receivables Facility.

Other

The Company was in compliance with all debt covenants for all facilities as of July 31, 2025.

See Note 9, *Debt* to the Consolidated Financial Statements for further details regarding the Company's debt.

There have been no significant changes during the fiscal year to the Company's policies on accounting for, valuing and managing the risk of financial instruments.

Guarantor Disclosures

In October 2024, FEI issued and sold $750 million aggregate principal amount of certain Unsecured Senior Notes. The obligations under such Unsecured Senior Notes are unsecured and are fully and unconditionally guaranteed on an unsecured basis by FUKHL (the "Guarantor" and together with FEI, the "Obligor Group").

FEI is a holding company that primarily repurchases shares and pays dividends, issues and services third-party debt obligations and engages in certain corporate and headquarters activities, as well as holds an investment in its direct subsidiary, that primarily holds investments in and borrows from the Guarantor. The Guarantor is a holding company that primarily issues and services third-party debt obligations and holds investments in, borrows from and lends to non-guarantor subsidiary operating companies. These activities are generally funded by non-guarantor subsidiaries. The Guarantor is a private limited company incorporated under the laws of England and Wales and an indirect subsidiary of FEI.

Summarized Financial Information of Obligor Group

The following tables present the summarized financial information specified in Rule 1-02(bb)(1) of Regulation S-X for the Obligor Group on a combined basis, after elimination of intercompany transactions and balances between the Obligor Group, and excluding the investments in and equity in the earnings of any non-guarantor subsidiaries. The summarized financial information has been prepared in accordance with Rule 13-01 of Regulation S-X and should be read in conjunction with the Consolidated Financial Statements and notes thereto that included in Item 8 of this Annual Report.

	As of July 31,	
(In millions)	**2025**	**2024**
Current assets	$284	$69
Non-current assets	25	59
Current liabilities	201	23
Non-current liabilities	740	500
Due from non-guarantor subsidiaries	9,283	5,474

	For the years ended July 31,
(In millions)	**2025**
Net sales	$—
Gross profit	—
Operating loss	(46)
Net loss	(162)
Other interest income, net from non-guarantor subsidiaries	653
Other income, net from non-guarantor subsidiaries[1]	$4,383

(1) Includes income from intercompany transactions with non-guarantor subsidiaries, primarily from non-cash dividend transactions.

Contractual obligations

The table below sets forth the Company's anticipated contractual cash outflows on an undiscounted basis as of July 31, 2025:

	As of July 31, 2025				
(In millions)	Total	Fiscal 2026	Fiscal 2027 & 2028	Fiscal 2029 & 2030	Thereafter
Debt - principal[a]	$4,175	$400	$975	$1,350	$1,450
Debt - interest only[b]	986	178	305	233	270
Operating leases	2,089	457	803	479	350
Leases not yet commenced	63	63	—	—	—
Other purchase obligations[c]	2,708	2,708	—	—	—
Total	$10,021	$3,806	$2,083	$2,062	$2,070

(a) See Note 9, *Debt* to the Consolidated Financial Statements for further details.

(b) Interest on debt is calculated using the prevailing spot interest rate as of the balance sheet date.

(c) Other purchase obligations primarily include commitments to purchase inventory and other goods and services and uncompleted additions to property, buildings and equipment that are expected to be satisfied within the next 12 months. Purchase obligations are made in the ordinary course of business to meet operating needs. While purchase orders for both inventory purchases and non-inventory purchases are generally cancellable without penalty, certain vendor agreements provide for cancellation fees or penalties depending on the terms of the contract.

Tax obligations

At July 31, 2025, the Company had aggregate liabilities for unrecognized tax benefits totaling $126 million, none of which are expected to be paid in the next 12 months. The timing of payment, if any, associated with our long-term unrecognized tax benefit liabilities is unknown. See Note 4, *Income Tax* to the Consolidated Financial Statements for further discussion of our unrecognized tax benefits.

Critical Accounting Estimates

In applying the Company's accounting policies, various transactions and balances are valued using estimates or assumptions. Should these estimates or assumptions prove incorrect, there may be an impact on the following year's financial statements. Management believes that the estimates and assumptions that have been applied would not give rise to a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year.

The Company's significant accounting policies that require estimates include the allowance for doubtful accounts, inventories, considerations around goodwill impairment, leases and revenue recognition. These policies and related estimates are described in Note 1, *Summary of significant accounting policies* to the Consolidated Financial Statements. Some of these accounting policies may require management to make difficult, subjective or complex judgments about the Company's estimates.

The Company considers an accounting policy to be a critical estimate if: (1) it involves assumptions that are uncertain when judgment was applied, and (2) changes in the estimate assumptions, or selection of a different estimate methodology, could have a significant impact on the Company's consolidated financial position and results. The Company has determined that its estimates around inventories and pension obligations represent its most critical accounting estimates.

Inventories

Inventory reserves are recorded against slow-moving, obsolete and damaged inventories for which the net realizable value is estimated to be less than the cost. The reserve is estimated based on the Company's current knowledge and judgment with respect to inventory levels, sales trends and historical experience.

Pensions

The Company considers that the most sensitive assumptions are the discount rate on the benefit obligation, the wage inflation growth rate and life expectancy in connection with the Company's pension plan in the U.K. Changes in the assumption related to the pension plan in Canada do not result in significant changes.

The Company measures discount rates by reference to corporate bond yields, which can also vary significantly between reporting periods, particularly in light of macroeconomic factors that can impact corporate bond yields. The most sensitive assumption used for the Company's U.K. pension plan were as follows:

Rate assumption:	2025	2024	2023
Discount rate, benefit obligation	5.80%	5.00%	5.05%

The sensitivity analyses below show the (increase)/decrease in the Company's defined benefit plan net asset/liability due to reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

(In millions)	Change	U.K.
Discount rate, benefit obligation	+0.25 %	($33)
	(0.25)%	35
Wage inflation growth rate, benefit obligation	+0.25 %	29
	(0.25)%	(28)
Life expectancy	+1 year	41

Accounting developments and changes

Refer to Note 1, *Summary of significant accounting policies* to the Consolidated Financial Statements for a discussion of new accounting pronouncements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks arising from changes in foreign currency exchange rates, interest rates and commodity prices. The Company has well-defined risk management policies, which have been consistently applied during fiscal years 2025, 2024 and 2023. We use derivative and non-derivative instruments to hedge a portion of our risks, none of which are for trading or speculative purposes. There have been no changes since the previous year in the major financial risks faced by the Company.

Foreign currency exchange rates risk

We are exposed to risks from foreign currency exchange rate fluctuations on the translation of our foreign operations into U.S. dollars and on the purchase of goods and services by these foreign operations that are not denominated in their local currencies. Our foreign currency related hedging arrangements outstanding at the end of fiscal 2025 and 2024 were not material. A hypothetical 10% change in the relative value of the U.S. dollar would not materially impact the Company's net income for fiscal 2025.

Interest rate risks

The Company is exposed to interest rate risk on its debt. In connection with certain of its Private Placement Notes, the Company entered into interest rate swaps, designated as fair value hedges, to manage its exposure to interest rate movements on its debt. If short-term interest rates varied by 10%, the impact on the Company's variable-rate debt obligations would not have a material impact on the Company's net income.

Commodity price risk

Some of the Company's products contain significant amounts of commodity-priced materials, predominantly plastic, copper and steel, and other components which are subject to price changes based upon fluctuations in the commodities market. The Company is also exposed to fluctuations in the price of fuel, which could affect transportation costs. This price volatility could potentially have a material impact on our financial condition and/or our results of operations. The Company regularly monitors commodity trends and has alternative sourcing plans in place to mitigate the risk of supplier concentration, passing commodity-related inflation to customers or suppliers, and continuing to scale its distribution networks, including its transportation infrastructure.

Safe harbor

Quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management's opinion about risks associated with the Company's operations, debt and derivative positions. Actual results may differ materially from these forward-looking statements due to the inherent limitations associated with predicting the timing and amount of changes in interest rates, foreign currency exchange rates, prices of raw materials and the Company's actual exposures and positions.

Item 8. **Financial Statements and Supplementary Data**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Ferguson Enterprises Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ferguson Enterprises Inc. and subsidiaries (the "Company") as of July 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended July 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of July 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 26, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Reserves - Refer to Note 1 to the Financial Statements

Critical Audit Matter Description

The Company had inventories of $4.5 billion as of July 31, 2025.

Inventory reserves are recorded against slow-moving, obsolete, and damaged inventories for which the net realizable value is estimated to be less than the cost. The reserve is estimated based on the Company's current knowledge and judgment with respect to inventory levels, sales trends, and historical experience.

We identified certain components of the inventory reserve as a critical audit matter due to the inherent uncertainty and higher degree of auditor judgment and effort needed to evaluate sales trends and experience that were used in determining the inventory reserve.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to certain components of the inventory reserve included the following:

- Obtained an understanding of the Company's accounting policies related to the reserve calculation. Based on that understanding, we evaluated the appropriateness of the policy and independently recalculated the inventory reserve amount based on the Company's policy;

- Recalculated the inventory reserve in accordance with the Company's policy for a sample of certain inventory items;

- Developed an independent expectation of the inventory reserve at year end based on historical ratios and compared the inventory reserve against our expectation.

/s/ Deloitte & Touche LLP

Richmond, VA
September 26, 2025

We have served as the Company's auditor since 2022.

Ferguson Enterprises Inc.
Consolidated Statements of Earnings

(In millions, except per share amounts)	For the years ended July 31,		
	2025	2024	2023
Net sales	$30,762	$29,635	$29,734
Cost of sales	(21,327)	(20,582)	(20,709)
Gross profit	9,435	9,053	9,025
Selling, general and administrative expenses	(6,376)	(6,038)	(5,920)
Restructuring and impairment expenses	(80)	(28)	(125)
Depreciation and amortization	(373)	(335)	(321)
Operating profit	2,606	2,652	2,659
Interest expense, net	(190)	(179)	(184)
Other income (expense), net	7	(9)	(11)
Income before income taxes	2,423	2,464	2,464
Provision for income taxes	(567)	(729)	(575)
Net income	$1,856	$1,735	$1,889
Earnings per share - Basic	$9.33	$8.55	$9.15
Earnings per share - Diluted	$9.32	$8.53	$9.12
Weighted average number of shares outstanding:			
Basic	198.9	202.9	206.4
Diluted	199.2	203.5	207.2

See accompanying Notes to the Consolidated Financial Statements.

Ferguson Enterprises Inc.
Consolidated Statements of Comprehensive Income

(In millions)	For the years ended July 31,		
	2025	**2024**	**2023**
Net income	$1,856	$1,735	$1,889
Other comprehensive (loss) income:			
Foreign currency translation adjustments	(2)	(32)	(9)
Pension adjustments, net of tax impacts of $12, $4 and $16, respectively.	(38)	(11)	(49)
Total other comprehensive loss, net of tax	(40)	(43)	(58)
Comprehensive income	$1,816	$1,692	$1,831

See accompanying Notes to the Consolidated Financial Statements.

Ferguson Enterprises Inc.
Consolidated Balance Sheets

(In millions, except share amounts)	As of July 31, 2025	2024
Assets		
Cash and cash equivalents	$674	$571
Accounts receivable, less allowances of $24 and $21, respectively	3,964	3,602
Inventories	4,492	4,188
Prepaid and other current assets	945	1,020
Assets held for sale	71	29
Total current assets	10,146	9,410
Property, plant and equipment, net	1,846	1,752
Operating lease right-of-use assets	1,763	1,565
Deferred income taxes, net	225	181
Goodwill	2,464	2,357
Other intangible assets, net	726	753
Other non-current assets	559	554
Total assets	$17,729	$16,572
Liabilities and stockholders' equity		
Accounts payable	$3,577	$3,410
Short-term debt	400	150
Current portion of operating lease liabilities	447	395
Other current liabilities	1,578	1,261
Liabilities held for sale	26	—
Total current liabilities	6,028	5,216
Long-term debt	3,752	3,774
Long-term portion of operating lease liabilities	1,367	1,198
Other long-term liabilities	750	768
Total liabilities	11,897	10,956
Stockholders' equity:		
Ordinary shares, par value 10 pence: 500,000,000 shares authorized, 0 and 232,171,182 shares issued, respectively	$—	$30
Common stock, par value $0.0001; 500,000,000 shares authorized; 201,343,253 and 0 shares issued, respectively	—	—
Paid-in capital	926	864
Retained earnings	6,776	9,589
Treasury shares, 4,759,053 and 30,827,929 shares, respectively at cost	(899)	(3,936)
Accumulated other comprehensive loss	(971)	(931)
Total stockholders' equity	5,832	5,616
Total liabilities and stockholders' equity	$17,729	$16,572

See accompanying Notes to the Consolidated Financial Statements.

Ferguson Enterprises Inc.
Consolidated Statements of Stockholders' Equity

(In millions, except per share data)	For the years ended July 31,		
	2025	**2024**	**2023**
Ordinary shares:			
Balance at beginning of period	$30	$30	$30
Treasury shares canceled	(4)	—	—
Ordinary shares canceled	(26)	—	—
Balance at end of period	—	30	30
Common stock:			
Balance at beginning of period	—	—	—
Common stock issued	—	—	—
Balance at end of period	—	—	—
Paid-in capital:			
Balance at beginning of period	864	809	760
Share-based compensation expense	36	53	49
Ordinary shares canceled	26	—	—
Other	—	2	—
Balance at end of period	926	864	809
Retained earnings:			
Balance at beginning of period	9,589	8,557	7,594
Treasury shares canceled	(3,932)	—	—
Net income	1,856	1,735	1,889
Cash dividends declared of $3.28, $3.12, and $4.16, respectively	(652)	(631)	(858)
Shares issued under employee stock plans	(85)	(72)	(68)
Balance at end of period	6,776	9,589	8,557
Treasury shares:			
Balance at beginning of period	(3,936)	(3,425)	(2,782)
Treasury shares canceled	3,936	—	—
Share repurchases	(953)	(558)	(667)
Shares issued under employee share plans, net	54	47	24
Balance at end of period	(899)	(3,936)	(3,425)
Employee Benefit Trust:			
Balance at beginning of period	—	(46)	(107)
Shares issued	—	45	61
Other	—	1	—
Balance at end of period	—	—	(46)
Accumulated other comprehensive loss:			
Balance at beginning of period	(931)	(888)	(830)
Total other comprehensive loss	(40)	(43)	(58)
Balance at end of period	(971)	(931)	(888)
Total stockholder's equity	$5,832	$5,616	$5,037

See accompanying Notes to the Consolidated Financial Statements.

Ferguson Enterprises Inc.
Consolidated Statements of Cash Flows

(In millions)	For the years ended July 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income	$1,856	$1,735	$1,889
Depreciation and amortization	373	335	321
Share-based compensation	28	49	51
Non-cash impact of impairments	—	—	125
Changes in deferred income taxes	(39)	125	(104)
Changes in inventories	(273)	(252)	607
Changes in receivables and other assets	(321)	(98)	(1)
Changes in accounts payable and other liabilities	278	11	(196)
Changes in income taxes payable	7	(45)	24
Other operating activities	(1)	13	11
Net cash provided by operating activities of continuing operations	1,908	1,873	2,727
Net cash used in operating activities of discontinued operations	—	—	(4)
Net cash provided by operating activities	1,908	1,873	2,723
Cash flows from investing activities:			
Purchase of businesses acquired, net of cash acquired	(301)	(260)	(616)
Capital expenditures	(305)	(372)	(441)
Other investing activities	63	31	3
Net cash used in investing activities	(543)	(601)	(1,054)
Cash flows from financing activities:			
Purchase of treasury shares	(948)	(634)	(908)
Proceeds from sale of treasury shares	—	17	17
Repayments of debt	(4,400)	(2,110)	(2,930)
Proceeds from debt	4,621	2,255	2,775
Change in bank overdrafts	4	(16)	(15)
Cash dividends	(489)	(784)	(711)
Other financing activities	(74)	(41)	(35)
Net cash used in financing activities	(1,286)	(1,313)	(1,807)
Change in cash, cash equivalents and restricted cash	79	(41)	(138)
Effects of exchange rate changes	3	(3)	22
Cash, cash equivalents and restricted cash, beginning of period	625	669	785
Cash, cash equivalents and restricted cash, end of period	$707	$625	$669
Supplemental Disclosures:			
Cash paid for income taxes	$601	$651	$656
Cash paid for interest	189	188	182
Accrued capital expenditures	14	6	17
Accrued dividends	163	—	152

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Summary of significant accounting policies

Background

Ferguson Enterprises Inc. (including subsidiaries, the "Company") (NYSE: FERG; LSE: FERG) is a Delaware corporation. Ferguson is a value-added distributor serving the water and air specialized professional in the residential and non-residential North American construction market. We help make our customers' complex projects simple, successful and sustainable by providing expertise and a wide range of products and services from plumbing, HVAC, appliances, and lighting to PVF, water and wastewater solutions, and more. We sell through a common network of distribution centers, branches, counter service and expert sales associates, showroom consultants and e-commerce channels. The corporate headquarters of the Company is located at 751 Lakefront Commons, Newport News, Virginia 23606.

Effective on August 1, 2024 (the "Effective Date"), the Company established a new corporate structure to domicile our ultimate parent company in the United States by completing a merger between entities under common control (the "Merger"). The Merger resulted in (i) Ferguson plc (the "predecessor") becoming a direct, wholly owned subsidiary of Ferguson Enterprises Inc. (the "successor issuer") and (ii) the shareholders of Ferguson plc at the designated record time for the Merger no longer holding ordinary shares of Ferguson plc but instead holding shares of common stock of Ferguson Enterprises Inc.

Financial statements and basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP as set forth in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification and in conjunction with the rules and regulations of the SEC. These consolidated financial statements include the results of the Company and its wholly-owned subsidiaries as of July 31, 2025. All intercompany transactions have been eliminated from the consolidated financial statements.

Fiscal year

Except as otherwise specified, references to years indicate our fiscal year ended July 31 of the respective year. For example, references to "fiscal 2025" or similar references refer to the fiscal year ended July 31, 2025.

Use of estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting reported amounts in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Accounts receivables

Accounts receivables are stated at their estimated net realizable value. An allowance for credit losses is estimated based on historical write-offs, the age of past due receivables, as well as consideration for forward-looking expectations where appropriate. Accounts receivables are written off when recoverability is assessed as being remote. The charges associated with the allowance for credit losses are recognized in selling, general and administrative expenses ("SG&A"). Subsequent recoveries of amounts previously written off are credited to SG&A.

Advertising and marketing costs

Advertising costs, including digital, television, radio and print, are expensed when the advertisement first appears. Certain marketing, or co-op, contributions are received to fund marketing activities of specific, incremental, and identifiable costs incurred to promote suppliers' products or activities, which are recorded in SG&A as reductions of the related marketing costs.

The following table presents net advertising expenses included in SG&A:

	For the years ended July 31,		
(In millions)	2025	2024	2023
Net advertising and marketing costs	$376	$380	$403

Business combinations

The assets and liabilities of acquired businesses are recorded at their fair values at the date of acquisition. The excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. During the measurement period, which is up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits with banks with original maturities of three months or less and overdrafts to the extent there is a legal right of offset and practice of net settlement with cash balances. Cash equivalents also include amounts due from third-party credit card processors as they are both short-term and highly liquid in nature and are typically converted to cash within a few days of the sales transaction.

Restricted cash primarily consists of deferred consideration for business combinations, subject to various settlement agreements. These amounts are recorded in prepaid and other current assets and other non-current assets in the Company's consolidated balance sheets.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of July 31,		
(In millions)	2025	2024	2023
Cash and cash equivalents	$674	$571	$601
Restricted cash	33	54	68
Total cash, cash equivalents and restricted cash	$707	$625	$669

Concentrations of credit risk

The Company monitors credit risk associated with those financial institutions with which it conducts significant business. Credit risk, including but not limited to counterparty non-performance under derivative instruments and our credit facilities, is not considered significant, as we primarily conduct business with large, well-established financial institutions. This risk is managed by setting credit and settlement limits for approved counterparties. In addition, the Company has established guidelines that it follows regarding counterparty credit ratings which are monitored regularly, seeking to limit its exposure to any individual counterparty. The concentration of credit risk was deemed not significant as of July 31, 2025 and 2024.

Cost of sales

Cost of sales includes the cost of goods purchased for resale, net of earned rebates, and the cost of bringing inventory to a sellable location and condition. As the Company does not produce or manufacture products, its inventories are finished goods and therefore depreciation related to warehouse facilities and equipment is presented separately within operating expenses.

Derivative instruments and hedging activity

Derivative financial instruments, in particular interest rate swaps and foreign exchange swaps, are used to manage the financial risks arising from the Company's business activities and the financing of those activities. Derivatives are not used for speculative purposes or trading activities and have generally not been significant. Derivatives are measured at their fair values and included in other assets and other liabilities in the consolidated balance sheets. The Company's derivatives are not material.

Fair value measurements

The applicable accounting guidance for fair value measurements established a fair value hierarchy. The fair value hierarchy established under this guidance prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted prices, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value from the perspective of a market participant.

Foreign currency

The consolidated financial statements are presented in U.S. dollars.

Results of operations of foreign subsidiaries are translated into U.S. dollars using average exchange rates during the year. The assets and liabilities of those subsidiaries are translated into U.S. dollars using exchange rates at the current rate of exchange on the last day of the reporting period. These foreign currency translation adjustments are included in accumulated other comprehensive loss. Foreign currency transaction gains and losses are not material.

In the event that the Company disposes of a subsidiary that uses a non-U.S. dollar functional currency, the gain or loss on disposal recognized in the consolidated statements of earnings includes the cumulative currency translation adjustments attributable to the subsidiary.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired business at the date of acquisition. Goodwill is not amortized but is carried at cost less accumulated impairment losses. The Company performs an annual impairment assessment in the fourth quarter of each fiscal year, or more frequently if changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

The annual impairment assessment begins with an option to assess qualitative factors to determine whether a quantitative evaluation is appropriate for determining potential goodwill impairment. The quantitative impairment assessment compares the fair value of the reporting unit to its carrying value. The reporting units represent the lowest level within the Company at which the associated goodwill is monitored for management purposes and are based on the markets where the business operates.

The fair value of a reporting unit is determined using the income approach, which requires significant assumptions regarding future operations and the ability to generate cash flows. These assumptions include a forecast of future operating cash flows, capital requirements and a discount rate. Where the carrying value of a reporting unit exceeds the fair value, an impairment loss is recorded in the consolidated statements of earnings.

Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

Other intangible assets

Definite-lived intangible assets are primarily comprised of customer relationships, trade names and other intangible assets, acquired as part of business combinations and are capitalized separately from goodwill and carried at cost less accumulated amortization and accumulated impairment losses.

Computer software that is not integral to an item of property, plant and equipment is recognized separately as an intangible asset and is carried at cost less accumulated amortization and accumulated impairment losses. Costs may include software licenses and external and internal costs directly attributable to the development, design and implementation of the computer software. Training and data conversion costs are expensed as incurred.

Customer relationship amortization is calculated using a systematic, accelerated approach based on the timing of future expected cash flows. The straight-line method is used for all other intangible assets.

The estimated useful life of the respective intangible assets are as follows:

Customer relationships	4 – 15 years
Trade names and brands	1 – 15 years
Software	3 – 5 years
Other	1 – 5 years

Impairment of long-lived assets

The recoverability of long-lived assets, including property, plant and equipment, right of use assets and definite-lived intangible assets, is evaluated when events or changes in circumstances indicate that the carrying amounts of an asset group may not be recoverable. Long-lived depreciable and amortizable assets are tested for impairment in asset groups, which are defined as the lowest level of assets that generate identifiable cash flows that are largely independent of the cash flows of other asset groups. A potential impairment has occurred for an asset group if projected future undiscounted cash flows expected to result from the use and eventual disposition of the assets are less than the carrying amounts of the assets.

Inventories

Inventories, which comprise goods purchased for resale, are stated at the lower of cost or net realizable value. Cost is primarily determined using the average cost method. The cost of goods purchased for resale includes import and custom duties, transport and handling costs, freight and packing costs and other attributable costs less trade discounts and rebates. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Inventory reserves are recorded against slow-moving, obsolete and damaged inventories for which the net realizable value is estimated to be less than the cost. The reserve is estimated based on the Company's current knowledge and judgment with respect to inventory levels, sales trends and historical experience.

Leases

The Company enters into contractual arrangements for the utilization of certain non-owned assets. These principally relate to property for the Company's branches, distribution centers and offices which have varying terms including extension and termination options and periodic rent reviews.

The Company determines if an arrangement is a lease at inception. Leases are evaluated at commencement to determine proper classification as an operating lease or a finance lease. The Company's leases primarily consist of operating leases. The Company recognizes a right-of-use ("ROU") asset and lease liability at lease commencement based on the present value of lease payments over the lease term.

The Company generally uses its incremental borrowing rate as the discount rate as most of the Company's lease arrangements do not provide an implicit borrowing rate. The incremental borrowing rate is estimated using a combination of U.S. Treasury note rates corresponding to lease terms, as well as a blended credit risk spread.

For operating leases, fixed lease payments are recognized on a straight-line basis over the lease term. The Company has elected to not separate lease and non-lease components. Certain lease agreements include variable lease payments that depend on an index, as well as payments for non-lease components, such as common area maintenance, and certain pass-through operating expenses such as real estate taxes and insurance. In instances where these payments are fixed, they are included in the measurement of our lease liabilities, and when variable, are excluded and recognized in the period in which the obligations for those payments are incurred. The Company's leases do not contain any material residual value guarantees or payments under purchase and termination options which are reasonably certain to be exercised.

Lease terms are initially determined as the non-cancelable period of a lease adjusted for options to extend or terminate a lease that are reasonably certain to be exercised. Generally, the Company's real estate leases have initial terms of three to 10 years and up to four extension periods that range from two to five years each. Renewal options are typically not included in the lease term as it is not reasonably certain at commencement date that the Company would exercise the extension options. Lease liabilities are subsequently measured at amortized cost using the effective interest method.

Right of use assets are carried at cost less accumulated amortization, impairment losses, and any subsequent remeasurement of the lease liability. Initial cost comprises the lease liability adjusted for lease payments at or before the commencement date, lease incentives received, initial direct costs and an estimate of restoration costs. The Company recognizes minimum rent expense on a straight-line basis over the lease term.

Leases that have an original term of 12 months or less are not recognized on the Company's consolidated balance sheet, and the lease expense related to those short-term leases is recognized over the lease term.

Property, plant and equipment ("PPE")

PPE is recorded at cost less accumulated depreciation. Cost includes expenditures necessary to acquire and prepare PPE for its intended use. In addition, subsequent costs that increase the productive capacity or extend the useful life of PPE are capitalized. The cost of repairs and maintenance are expensed as incurred.

Assets are depreciated to their estimated residual value using the straight-line method over their estimated useful lives as follows:

Owned buildings	20 - 50 years
Leasehold improvements	Up to period of lease
Plant and machinery	10 years
Computer hardware	3 - 5 years
Furniture, fixtures, equipment	5 - 7 years
Vehicles	4 years

Rebates

The Company has agreements with a number of its suppliers whereby volume-based rebates and other discounts are received in connection with the purchase of goods for resale from those suppliers ("supplier rebates").

The majority of volume-based supplier rebates are determined by reference to guaranteed rates of rebate. These calculations require minimal judgment. A small proportion of volume-based supplier rebates are subject to tiered targets where the rebate percentage increases as volumes purchased reach agreed targets within a set period of time. The Company estimates supplier rebates based on forecasts which are informed by historical trading patterns, current performance and trends.

Rebates relating to the purchase of goods for resale are accrued as earned and are recorded initially as a deduction to the cost of inventory with a subsequent reduction in cost of sales when the related goods are sold. When the Company has the legal right of offset and net settles with the supplier, the supplier rebate receivables are offset with amounts owed to the supplier at the balance sheet date and are included within accounts payable. When the Company does not have the legal right of offset, the supplier rebate receivables are recorded in prepaid and other current assets in the consolidated balance sheets. As of July 31, 2025 and 2024, rebates owed to the Company were $471 million and $491 million, respectively.

Revenue recognition

The Company recognizes revenue when a sales arrangement with a customer exists (e.g., contract, purchase orders, others), the transaction price is fixed or determinable, collection of consideration is probable and the Company has satisfied its performance obligation per the sales arrangement. The majority of the Company's revenue originates from sales arrangements with a single performance obligation to deliver products, whereby performance obligations are satisfied when control of the product is transferred to the customer which is the point they are delivered to, or collected by, the customer. Therefore, shipping and handling activities are not deemed to be a separate performance obligation. Payment terms between the Company and its customers vary by the type of customer, country of sale and the products sold. The Company does not have significant financing components in its contracts and the payment due date is typically shortly after sale.

In some limited cases, the Company's contracts contain services and products that are deemed one performance obligation as the services are highly interdependent and interrelated with the products or are significantly integrated with the products. Contracts in which services provided are a separately identifiable performance obligation are not material.

In some instances, goods are delivered directly to the customer by the supplier. The Company has concluded that it is the principal in these transactions as it is primarily responsible to the customer for fulfilling the obligation and has the responsibility for identifying and directing the supplier to deliver the goods to the customer.

The Company offers a right of return to its customers for most goods sold. Revenue is reduced by the amount of expected returns in the period in which the related revenue is recorded with a corresponding liability recorded in other current liabilities. The Company also recognizes a returned asset in prepaid and other current assets with a corresponding adjustment to cost of sales, for the right to recover the returned goods, measured at the former carrying value, less any expected recovery costs.

Share-based compensation

Share-based incentives are provided to associates under the Company's long-term incentive and all-employee share purchase plans. The Company recognizes a compensation cost in respect of these plans based on the fair value of the awards as determined at the date of grant and is not subsequently remeasured unless the conditions on which the award was granted are modified. Compensation cost is generally recognized on a straight-line basis over the vesting period, utilizing cumulative catch-up for changes in estimates of non-market performance conditions. Estimates of expected forfeitures are made at the date of grant based on historical experience to appropriately reduce expense for those grants expected not to satisfy service conditions, or based on expected performance for non-market performance conditions. The estimated forfeitures are adjusted when facts and circumstances indicate the prior estimate is no longer appropriate.

Tax

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets ("DTAs") and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines DTAs and DTLs based on the differences between the financial reporting and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date. For a tax-paying component of an entity and within a particular tax jurisdiction, all deferred tax liabilities and assets, as well as any related valuation allowance, shall be offset and presented as a single non-current amount.

The Company recognizes DTAs to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If the Company determines that it would be able to realize our DTAs in the future in excess of their net recorded amount, the DTA valuation allowance would be appropriately adjusted, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standard Codification ("ASC") 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Supplier finance program

The Company maintains a supplier financing program with a third party financial institution wherein certain of the Company's shipping and logistics providers in the United States can opt to receive early payment from the third party financial institution at a nominal discount. Such payment terms are independently negotiated between the third party financial institution and the shipping and logistics providers. The Company's obligations to suppliers are unchanged and payment terms are consistent with the Company's normal payment terms. All outstanding payables related to the supplier finance program are classified within accounts payable within our consolidated balance sheets.

The rollforward of outstanding obligations confirmed as valid under the supplier finance program is as follows:

(In millions)	For the year ended July 31, 2025
Beginning balance	$46
Invoices confirmed during the year	390
Confirmed invoices paid during the year	(374)
Ending balance	$62

Recently issued accounting pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions, including information about purchases of inventory, employee compensation, depreciation and intangible asset amortization for each relevant expense caption on the face of the income statement. Per ASU No. 2025-01, the amendments under ASU No. 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The ASU No. 2024-03 can be adopted either prospectively or retrospectively. The Company is currently evaluating the ASU to determine the impact on its disclosures.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." This ASU provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The amendments in this ASU are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied prospectively; however, retrospective application is also permitted. The Company is currently evaluating the ASU to determine the impact on its disclosures.

Recent accounting pronouncements pending adoption that are not discussed above are either not applicable, or will not have, or are not expected to have, a material impact on our consolidated financial condition, results of operations or cash flows.

Note 2. Segment and net sales information

The Company reports its financial results of operations on a geographical basis in the following two reportable segments which are also operating segments: United States and Canada. Each segment generally derives its revenues in the same manner as described in Note 1, *Summary of significant accounting policies*. The Company uses adjusted operating profit as its measure of segment profit. Certain income and expenses are not allocated to the Company's segments and, thus, the information that management uses to make operating decisions and assess performance does not reflect such amounts.

This segment structure reflects the financial information and reports used by the Company's management, specifically its chief operating decision makers ("CODM"), to make decisions regarding the Company's business, including resource allocations and performance assessments, as well as the current operating focus in compliance with ASC 280, *Segment Reporting*. The Company's CODM are the Chief Executive Officer and the Chief Financial Officer.

The significant expenses reviewed by the CODM include operating costs and costs of sales. The operating costs evaluated by the CODM are primarily SG&A, including depreciation expense on long lived assets and software amortization expense.

The CODM use segment adjusted operating profit to evaluate performance and allocate resources (including employees, property, and financial or capital resources) in conjunction with the annual budget process, as well as during periodic business reviews.

Segment results were as follows:

	For the years ended July 31,		
(In millions)	**2025**	**2024**	**2023**
Net sales:			
United States	$29,269	$28,195	$28,291
Canada	1,493	1,440	1,443
Total net sales	$30,762	$29,635	$29,734
Cost of sales:			
United States	(20,238)	(19,528)	(19,650)
Canada	(1,089)	(1,054)	(1,059)
Operating costs:			
United States	(6,191)	(5,847)	(5,749)
Canada	(338)	(326)	(308)
Adjusted operating profit:			
United States	2,840	2,820	2,892
Canada	66	60	76
Total segment adjusted operating profit	2,906	2,880	2,968
Central and other costs[1]	(64)	(56)	(51)
Restructuring and impairment expenses[2]	(80)	(28)	(125)
Amortization of acquired intangible assets	(156)	(144)	(133)
Interest expense, net	(190)	(179)	(184)
Other expense, net	7	(9)	(11)
Income before income taxes	$2,423	$2,464	$2,464

(1) Primarily includes SG&A, including depreciation expense on long lived assets and software amortization expense that is not related to a segment.

(2) See Note 18, *Restructuring and impairment expenses* for further information.

Capital expenditures and depreciation and amortization by segment were as follows:

(In millions)	For the years ended July 31,		
	2025	**2024**	**2023**
Capital expenditures:			
United States	$300	$353	$423
Canada	5	19	18
Total capital expenditures	$305	$372	$441
Depreciation and amortization:			
United States	$356	$323	$313
Canada	17	12	8
Total depreciation and amortization[1]	$373	$335	$321

[1] Includes amortization of acquired intangible assets of $156 million, $144 million and $133 million in 2025, 2024 and 2023, respectively. These amounts are not included in segment adjusted operating profit.

Assets by segment included:

(In millions)	As of July 31,	
	2025	**2024**
Assets:		
United States	$15,757	$14,795
Canada	1,008	898
Total segment assets	16,765	15,693
Corporate	964	879
Total assets	$17,729	$16,572

Long-lived assets are as follows:

(In millions)	As of July 31,	
	2025	**2024**
Long-lived assets:		
United States	$1,795	$1,699
Canada	51	53
Total long-lived assets	$1,846	$1,752

Net sales disaggregation

A disaggregation of net sales by end market is as follows:

(In millions)	For the years ended July 31,		
	2025	2024	2023
United States:			
Residential	$14,598	$14,464	$14,820
Non-residential:			
Commercial	10,088	9,431	9,213
Civil/Infrastructure	2,609	2,396	2,344
Industrial	1,974	1,904	1,914
Total Non-residential	14,671	13,731	13,471
Total United States	29,269	28,195	28,291
Canada	1,493	1,440	1,443
Total net sales	$30,762	$29,635	$29,734

No sales to an individual customer accounted for more than 10% of net sales during any of the last three fiscal years.

The Company is a value-added distributor in North America, providing a wide range of products from plumbing, HVAC, appliances, and lighting to PVF, water and wastewater solutions, and more. We offer a broad line of products, and items are regularly added to and removed from the Company's inventory. Accordingly, it would be impractical to provide sales information by product category due to the way the business is managed, and the dynamic nature of the inventory offered.

Note 3. Weighted average shares

The following table shows the calculation of diluted shares:

(In millions)	For the years ended July 31,		
	2025	2024	2023
Weighted average number of shares outstanding:			
Basic weighted average shares	198.9	202.9	206.4
Effect of dilutive shares [1]	0.3	0.6	0.8
Diluted weighted average shares	199.2	203.5	207.2
Excluded anti-dilutive shares	0.1	—	0.1

(1) Represents the potential dilutive impact of share-based awards.

Note 4. Income tax

Income before income tax by geographical area consisted of the following:

(In millions)	For the years ended July 31,		
	2025	**2024**	**2023**
United States	$2,263	$2,022	$2,011
International	160	442	453
Total	$2,423	$2,464	$2,464

In fiscal 2025, the Company became a tax resident in the United States. As such, the categories in connection with certain disclosure requirements have changed and are therefore reflected separately from prior years.

Provisions for income taxes for the U.S. federal, state and local and international consisted of the following:

(In millions)	For the year ended July 31,
	2025
Current:	
U.S. Federal	$458
U.S. State and Local	125
International	23
Total current	$606
Deferred:	
U.S. Federal	($36)
U.S. State and Local	(7)
International	4
Total deferred	($39)
Provision for income taxes	$567

Provision for income taxes in prior years consisted of the following:

(In millions)	For the years ended July 31,	
	2024	**2023**
Current:		
Federal and state (U.S.)	$552	$624
United Kingdom	3	—
International	49	55
Total current	$604	$679
Deferred:		
Federal and state (U.S.)	($32)	($120)
United Kingdom	155	17
International	2	(1)
Total deferred	$125	($104)
Provision for income taxes	$729	$575

The following is a reconciliation of income tax expense with income taxes at the U.S. statutory rate:

(In millions)	For the years ended July 31,	
	2025	
Provision for income taxes at U.S. statutory rate[1]	$509	21.0 %
State and local income tax net of federal income tax benefit	92	3.8
Foreign operations	8	0.3
Impact of change in reserves	(21)	(0.9)
U.S. business credits	(11)	(0.4)
Non-taxable income	(10)	(0.4)
Income tax expense	$567	23.4 %

(1)   For fiscal years 2025, the Company was a tax resident in the U.S. Therefore, the Company utilized the U.S. statutory rate.

The following is a reconciliation of income tax expense with income taxes at the U.K. statutory rate:

(In millions)	For the years ended July 31,			
	2024		2023	
Provision for income taxes at U.K. statutory rate[1]	$616	25.0 %	$518	21.0 %
Non-U.K. tax rate differentials	(30)	(1.2)	68	2.8
Impact of change in reserves	12	0.5	8	0.3
Tax credits	(8)	(0.3)	(15)	(0.6)
Impact of Merger transaction [2]	144	5.8	—	—
Non-taxable income	(13)	(0.5)	(6)	(0.2)
Other	8	0.3	2	—
Income tax expense	$729	29.6 %	$575	23.3 %

(1)   For fiscal years 2024 and 2023, the Company was a tax resident in the U.K. Therefore, the Company utilized the U.K. statutory rate. Since the change in statutory rate transitioned between fiscal years, the Company utilized a prorated statutory rate during fiscal 2023.

(2)   As a result of the steps taken in the fourth quarter of fiscal 2024 to complete the Merger, the Company recognized one-time, non-cash deferred tax charges of $137 million composed of a reduction in deferred tax assets of $90 million related to tax losses that were no longer expected to be realizable and an increase in valuation allowance of $47 million related to U.K. deferred tax assets no longer expected to be realizable, as well the tax impact of non-deductible expenses related to the Merger.

Deferred Taxes

Significant components of the Company's deferred tax assets and liabilities are as follows:

(In millions)	As of July 31, 2025	As of July 31, 2024
Assets:		
Deferred compensation	$97	$82
Tax loss carryforwards	92	90
Lease liabilities	460	404
Sales returns and other liabilities	146	106
Inventory	36	45
Capitalized research and development	114	82
Other	32	49
Total deferred tax assets	977	858
Valuation allowance	(129)	(128)
Total deferred tax assets, net of valuation allowance	$848	$730
Liabilities:		
Right of use assets	($447)	($397)
Goodwill and intangible assets	(139)	(129)
Property, plant and equipment	(44)	(34)
Total deferred tax liabilities	(630)	(560)
Net deferred tax assets	$218	$170

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowance at July 31, 2025 related to foreign net capital loss carryforwards in the U.K. and Canada as well as deferred tax assets in the U.K. which are not expected to be realizable. Our valuation allowance at July 31, 2024 relates to foreign net capital loss carryforwards in the U.K. and Canada which are not expected to be realizable. For the year ended July 31, 2025, there was a $1 million change in the valuation allowance (2024: $47 million and 2023: $4 million).

As of July 31, 2025, the Company had U.S. federal and state operating loss carryforwards for income tax purposes of $8 million and $24 million, respectively. Some of the loss carryforwards may expire at various dates through 2039. At July 31, 2025, the Company had $369 million of loss carryforwards related to international operations. The Company's foreign losses and foreign capital losses were offset with valuation allowances.

Unrecognized Tax Benefits

The following table reconciles the beginning and ending amount of our gross unrecognized tax benefits:

(In millions)	For the years ended July 31, 2025	For the years ended July 31, 2024	For the years ended July 31, 2023
Unrecognized tax benefits at beginning of fiscal year	$151	$144	$140
Additions based on tax positions related to current year	5	25	27
Additions for tax positions of prior years	2	2	2
Reductions for tax positions of prior years	—	(10)	—
Reductions due to lapse of statute of limitations	(32)	(10)	(25)
Unrecognized tax benefits	$126	$151	$144

As of July 31, 2025, the unrecognized tax benefits that, if recognized, would impact the effective tax rate were $126 million (2024: $151 million and 2023: $144 million). The Company recognizes interest and penalties in the income tax provision in its consolidated statements of earnings. As of July 31, 2025, the Company had accrued interest of $32 million (2024: $28 million and 2023: $23 million). For the year ended July 31, 2025, the interest expense included in income tax expense was $4 million (2024: $5 million and 2023: $6 million). Penalties related to these positions were not material for all periods presented.

The total amount of unrecognized tax benefits relating to the Company's tax positions is subject to change based on future events including, but not limited to, the settlement of ongoing tax audits and assessments and the expiration of applicable statutes of limitations. The Company anticipates that the balance of gross unrecognized tax benefits, excluding interest and penalties, will be reduced by $61 million during the next 12 months, primarily due to statute of limitation expirations. However, the outcomes and timing of such events are highly uncertain and changes in the occurrence, expected outcomes and timing of such events could cause the Company's current estimate to change materially in the future.

Reinvestment of Unremitted Earnings

We consider foreign earnings of specific subsidiaries to be indefinitely reinvested. These permanently reinvested earnings of foreign subsidiaries at July 31, 2025 amounted to $800 million (2024: $795 million). The Company is not recording a deferred tax liability, if any, on such amounts. If at some future date, the Company ceases to be permanently reinvested in these specific foreign subsidiaries, the Company may be subject to foreign withholding and other taxes on these undistributed earnings and may need to record a deferred tax liability for any outside basis difference on these specific foreign subsidiaries. In addition, interest payments made between the U.S. and U.K. are anticipated to be exempt from withholding taxes, however, if Ferguson should fail to meet treaty requirements, withholding taxes may apply to these payments.

Tax Return Examination Status

The Company files income tax returns in the U.S., U.K. and in various other foreign, state and local jurisdictions. We are subject to tax audits in the various jurisdictions until the respective statutes of limitation expire. The Company is no longer subject to U.S. income tax examinations for fiscal years before 2022 with the exception of fiscal year 2020. With respect to the U.K., the company is no longer subject to examinations by tax authorities for fiscal years before 2020. There are ongoing U.S. state and local audits and other foreign audits covering fiscal 2013-2023. We do not expect the results from any ongoing income tax audit to have a material impact on our consolidated financial condition, results of operations or cash flows.

Note 5. Property, plant and equipment

Property, plant and equipment consisted of the following:

	As of July 31,	
(In millions)	**2025**	**2024**
Land	$399	$388
Buildings	1,206	1,185
Leasehold improvements	719	618
Plant and machinery	1,012	927
Other equipment	173	166
Property, plant and equipment	3,509	3,284
Less: Accumulated depreciation	(1,663)	(1,532)
Property, plant and equipment, net	$1,846	$1,752

Depreciation related to property, plant and equipment included in operating costs for fiscal 2025 was $187 million (2024: $162 million and 2023: $148 million).

Note 6. Leases

Lease-related assets and liabilities consisted of the following:

(In millions)	As of July 31,	
	2025	2024
Assets:		
Operating lease right-of-use assets	$1,763	$1,565
Liabilities:		
Current portion of operating lease liabilities	$447	$395
Long-term portion of operating lease liabilities	1,367	1,198
Total lease liabilities	$1,814	$1,593

The components of leasing costs, included in SG&A, consisted of the following:

(In millions)	For the years ended July 31,		
	2025	2024	2023
Operating lease costs	$484	$440	$390
Variable lease costs	107	92	85
Short-term lease costs	33	28	23
Total lease costs	$624	$560	$498

Variable lease costs represent costs incurred in connection with non-lease components, such as common area maintenance, and certain pass-through operating expenses such as real estate taxes and insurance.

The weighted average remaining lease terms and discount rates for the Company's operating leases were as follows:

	As of July 31,	
	2025	2024
Weighted average remaining lease term (years)	5.4	5.4
Weighted average discount rate	4.6 %	4.5 %

The future minimum rental payments for the next five fiscal years under operating lease obligations, having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In millions)	As of July 31,
	2025
2026	$457
2027	436
2028	367
2029	280
2030	199
Thereafter	350
Total undiscounted lease payments	2,089
Less: imputed interest	(275)
Present value of liabilities	$1,814

The future minimum lease payments in the table above exclude payments for leases that have not yet commenced.

Supplemental cash flow information related to leases consisted of the following:

(In millions)	For the years ended July 31,		
	2025	2024	2023
Cash paid for operating leases (operating cash flows)	$469	$424	$379
Lease assets obtained in exchange for new operating lease liabilities (non-cash)	370	253	309

As of July 31, 2025, the Company had $63 million of non-cancelable operating leases with terms similar to the Company's current operating leases that have not yet commenced. These leases are expected to commence in fiscal year 2026.

Note 7. Goodwill

The Company completed its annual impairment analysis for goodwill during the fourth quarter of fiscal 2025. Based on the results of the Company's analysis, the Company concluded that the fair value of each reporting unit was substantially in excess of its respective carrying value. There were no impairment charges related to goodwill in fiscal 2025, 2024 or 2023.

The following table presents the changes in the net carrying amount of goodwill allocated by reportable segment for the years ended July 31, 2025 and 2024:

(In millions)	United States	Canada	Total
Balance as of July 31, 2023	$2,092	$149	$2,241
Acquisitions	91	33	124
Effect of currency translation adjustment	(1)	(7)	(8)
Balance as of July 31, 2024	2,182	175	2,357
Acquisitions	99	17	116
Included in disposal group as assets held for sale	(5)	(3)	(8)
Effect of currency translation adjustment	—	(1)	(1)
Balance as of July 31, 2025	$2,276	$188	$2,464
Cumulative goodwill impairment as of July 31, 2025	$108	$11	$119

Cumulative balance of historical goodwill impairments as of July 31, 2025, as shown above, was the same for all periods presented herein. See Note 16, *Acquisitions,* to the Consolidated Financial Statements for further information on the additions to goodwill in fiscal 2025 and 2024.

Note 8. Other intangible assets

The Company's major categories of definite-lived intangible assets and the respective weighted average remaining useful lives consisted of the following:

		As of July 31, 2025		As of July 31, 2024	
(In millions, except remaining useful life)	Weighted average remaining useful life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Software	2	$315	($252)	$300	($223)
Customer relationships*	7	1,568	(959)	1,452	(855)
Tradenames and brands*	4	279	(246)	273	(224)
Other*	3	223	(202)	219	(189)
Total intangible assets		$2,385	($1,659)	$2,244	($1,491)

* Acquired intangible assets

Amortization expense of intangible assets for the year ended July 31, 2025 was $186 million (2024: $173 million and 2023: $173 million).

As of July 31, 2025, expected amortization expense for the unamortized definite-lived intangible assets for the next five fiscal years and thereafter is as follows:

(In millions)	As of July 31, 2025
2026	$155
2027	147
2028	128
2029	94
2030	79
Thereafter	123
Total	$726

Note 9. Debt

The Company's debt obligations consisted of the following:

(In millions)	As of July 31,	
	2025	2024
Variable-rate debt:		
Receivables Facility	$375	$250
Term Loan	—	500
Private Placement Notes:		
3.44% due November 2024	—	150
3.73% due September 2025	400	400
3.51% due November 2026	150	150
3.83% due September 2027	150	150
Unsecured Senior Notes:		
4.25% due April 2027	300	300
4.50% due October 2028	750	750
3.25% due June 2030	600	600
4.65% due April 2032	700	700
5.00% due October 2034	750	—
Subtotal	$4,175	$3,950
Less: current maturities of debt	(400)	(150)
Unamortized discounts and debt issuance costs	(19)	(18)
Interest rate swap - fair value adjustment	(4)	(8)
Total long-term debt	$3,752	$3,774

Private Placement Notes

In June 2015 and November 2017, Wolseley Capital, Inc. ("Wolseley Capital"), a wholly owned subsidiary of the Company, privately placed fixed rate notes in an aggregate principal amount of $800 million and $355 million, respectively (collectively, the "Private Placement Notes"). Interest on the Private Placement Notes is payable semi-annually.

As of July 31, 2025 and 2024, the Company had interest rate swaps with a notional value of $150 million and $300 million, respectively, in connection with the Private Placement Notes entered into in November 2017. See Note 10, *Fair value measurements* for further information.

Wolseley Capital's obligations under the note and guarantee agreements are unconditionally guaranteed by the Ferguson Enterprises Inc. ("FEI") and Ferguson UK Holdings Limited, an indirect subsidiary of the Company ("FUKHL"). Wolseley Capital may repay the outstanding Private Placement Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid plus a "make-whole" prepayment premium.

The note and guarantee agreements relating to the Private Placement Notes contain certain customary affirmative covenants, as well as certain customary negative covenants that, among other things, restrict, subject to certain exceptions, the Company's non-guarantor subsidiaries' ability to incur indebtedness and the Company's ability to enter into affiliate transactions, grant liens on its assets, sell assets, or engage in acquisitions, mergers or consolidations. In addition, subject to certain exceptions, the note and guarantee agreements require us to maintain a leverage ratio.

The outstanding Private Placement Notes also contain customary events of default. Upon an event of default and an acceleration of the Private Placement Notes, the Company must repay the outstanding Private Placement Notes plus a make-whole premium and accrued and unpaid interest.

Subsequent to July 31, 2025, the Company repaid $400 million related to the 3.73% Private Placement Notes that matured in September 2025.

Unsecured Senior Notes

As of July 31, 2025, the Company has issued a total of $3.1 billion in unsecured notes, collectively referred to as the "Unsecured Senior Notes".

- Ferguson Finance plc ("Ferguson Finance") has issued $2.35 billion of Unsecured Senior Notes.

- In October 2024, FEI issued an aggregate principal amount of $750 million of Unsecured Senior Notes.

Subsequent to fiscal 2025, in September 2025, FEI issued an additional $750 million aggregate principal amount of Unsecured Senior Notes, maturing in March 2031 (the "2031 Senior Notes"). The 2031 Senior Notes bear interest at a rate of 4.35%, payable semi-annually.

The Unsecured Senior Notes issued by Ferguson Finance are fully and unconditionally guaranteed by FUKHL and FEI, and the Unsecured Senior Notes issued by FEI are fully and unconditionally guaranteed by FUKHL, each on a direct, unsubordinated and unsecured senior basis and generally carry the same terms and conditions with interest paid semi-annually. The Unsecured Senior Notes may be redeemed, in whole or in part (i) at 100% of the principal amount on the notes being redeemed plus a "make-whole" prepayment premium at any time prior to certain specified periods up to three months before the maturity date (the "Notes Par Call Date") or (ii) after the Notes Par Call Date at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the principal being redeemed.

The Unsecured Senior Notes include covenants, subject to certain exceptions, which include limitations on the granting of liens and on mergers and acquisitions.

Revolving Facility

In April 2025, the Company entered into a revolving credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, FUKHL, as guarantor, and certain other lenders (the "Revolving Credit Agreement"), providing an unsecured revolving credit facility in an aggregate committed amount of $1.5 billion that matures April 2, 2030 (the "Revolving Facility"). The Revolving Credit Agreement provides the Company with the ability to increase from time to time the aggregate capacity of the facility by $500 million under certain conditions, including the receipt of additional or increased lender commitments. Capitalized terms used in this summary have the meaning set forth the Revolving Credit Agreement.

U.S. Dollar-denominated loans bear interest at either Term SOFR Rate plus a margin or, alternatively, at Base Rate plus a margin. Canadian Dollar-denominated loans bear interest at Adjusted Term CORRA Rate plus a margin. In addition, the Company will pay a commitment fee on any unused commitments.

Upon entering into the Revolving Credit Agreement, the Company terminated its existing committed $1.35 billion Multicurrency Revolving Facility Agreement originally dated March 10, 2020, as amended and restated by that certain Amendment and Restatement Agreement, dated October 7, 2022 ("Multicurrency Revolving Facility").

As of July 31, 2025 and 2024, no borrowings were outstanding under the Revolving Facility or the Multicurrency Revolving Facility, respectively.

Receivables Securitization Facility

The Company maintains a Receivables Securitization Facility (the "Receivables Facility") which is primarily governed by the Receivables Purchase Agreement, dated July 31, 2013, as amended from time to time, among the following parties (the "Parties"): the Company, Ferguson Receivables, LLC ("FRL") and certain other subsidiaries of the Company; the conduit purchasers, committed purchasers, and letter of credit banks from time to time party thereto; and Royal Bank of Canada, as administrative agent (the "Receivables Purchase Agreement").

The Receivables Facility consists of funding for up to $915 million, terminating on October 29, 2027. The Company has the ability to increase the aggregate total available amount under the Receivables Facility up to a total of $1.5 billion from time to time, subject to lender participation. Under the Receivables Facility, creditors of FRL have no recourse to the Company's general credit and FRL's assets can be used only to settle FRL's obligations. Interest is payable under the Receivables Facility at a rate of Term SOFR (as defined in the Receivables Facility) plus a credit spread adjustment of 10 basis points plus a margin or, in the case of the lending banks that fund, through a conduit, by the issuance of commercial paper, at a rate equal to the per annum rate payable of the related commercial paper issued by such conduit plus a margin. The interest rate under the Receivables Facility was approximately 5.25% as of July 31, 2025. The Company does not factor its accounts receivable.

The Receivables Facility contains affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company and its subsidiaries party thereto from granting additional liens on the accounts receivable, selling certain assets or engaging in acquisitions, mergers or consolidations, or, in the case of the borrower, incurring other indebtedness.

The Receivables Facility also contains events of default and cross-default provisions, including requirements that our performance in relation to accounts receivable remains at set levels (specifically, among other things, relating to timely payments being received from debtors on the accounts receivable and to the amount of accounts receivable written off as bad debt) and that a required level of accounts receivable be generated and available to support the borrowings under the arrangements.

The Company pays customary fees regarding unused amounts to maintain the availability under the Receivables Facility.

Term Loan Agreement

The Company and FUKHL previously maintained a Credit Agreement, dated October 7, 2022 (as amended from time to time, the "Term Loan Agreement"), providing for term loans (the "Term Loan") in an aggregate principal amount of $500 million. In October 2024, the Term Loan was voluntarily repaid in full and the Term Loan Agreement was terminated in accordance with its terms.

Other

The Company was in compliance with all debt covenants for all of these debt obligations and facilities that were in effect as of July 31, 2025.

Debt maturities, excluding of unamortized original issue discounts, unamortized debt issuance costs, fair-value hedge adjustments, and finance lease obligations, for the next five fiscal years and thereafter are as follows:

(In millions)	As of July 31, 2025
2026	$400
2027	450
2028	525
2029	750
2030	600
Thereafter	1,450
Total	$4,175

Note 10. Fair value measurements

Derivative Instruments

The Company's derivatives relate principally to interest rate swaps, designated as fair value hedges, to manage its exposure to interest rate movements on its debt. They are measured at fair value on a recurring basis through profit and loss using forward interest curves which are Level 2 inputs. The Company's derivatives are not material. The notional amount of the Company's outstanding fair value hedges as of July 31, 2025 was $150 million (2024: $300 million).

Equity investments

The fair value of the Company's equity investments is measured on a recurring basis using market derived valuation methods upon occurrence of orderly transactions for identical or similar assets which is deemed a Level 3 input. The fair value of equity investments was $39 million as of July 31, 2025 (2024: $28 million) and the activity during fiscal 2025 was not material.

Other Fair Value Disclosures

Due to their short maturities, or their insignificance, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term debt approximated their fair values at July 31, 2025 and 2024.

Non-recurring fair value measurements

Fair value estimates are made in connection with the Company's acquisitions. See Note 16, *Acquisitions* of the Consolidated Financial Statements for further details.

Liabilities for which fair value is only disclosed

Carrying amounts and the related estimated fair value of the Company's long-term debt were as follows:

	As of July 31,			
	2025		**2024**	
(In millions)	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Unsecured Senior Notes	$3,081	$3,033	$2,333	$2,263
Private Placement Notes	700	698	849	837

The difference in fair values results from changes, since issuance, in the corporate debt markets and investor preferences. The fair value of the Unsecured Senior Notes and Private Placement Notes are classified as Level 2 fair value measurements, and were estimated using observable market prices as provided in secondary markets that consider the Company's credit risk and market-related conditions.

Due to its variable rate nature, the carrying value of the Company's variable rate debt approximates its fair value.

Note 11. Commitments and contingencies

The Company is, from time to time, involved in various legal proceedings considered to be ordinary course of business in relation to, among other things, the products that we supply, contractual and commercial disputes and disputes with employees. Provision is made if, on the basis of current information and professional advice, liabilities are considered probable. In the case of unfavorable outcomes, the Company may benefit from applicable insurance protection. The Company does not expect any of its pending legal proceedings to have a material adverse effect on its results of operations, financial position or cash flows.

Note 12. Accumulated other comprehensive loss

The change in accumulated other comprehensive loss was as follows:

(In millions, net of tax)	Foreign currency translation	Pensions	Total
Balance at July 31, 2022	($420)	($410)	($830)
Other comprehensive loss before reclassifications	(9)	(57)	(66)
Amounts reclassified from accumulated other comprehensive loss	—	8	8
Other comprehensive loss	(9)	(49)	(58)
Balance as of July 31, 2023	($429)	($459)	($888)
Other comprehensive loss before reclassifications	(32)	(22)	(54)
Amounts reclassified from accumulated other comprehensive loss	—	11	11
Other comprehensive loss	(32)	(11)	(43)
Balance as of July 31, 2024	($461)	($470)	($931)
Other comprehensive loss before reclassifications	(2)	(49)	(51)
Amounts reclassified from accumulated other comprehensive loss	—	11	11
Other comprehensive loss	(2)	(38)	(40)
Balance as of July 31, 2025	($463)	($508)	($971)

Amounts reclassified from accumulated other comprehensive loss related to pension and other post-retirement items include the related income tax impacts. Such amounts consisted of the following:

	For the years ended July 31,		
(In millions)	2025	2024	2023
Amortization of actuarial losses	$15	$15	$11
Tax benefit	(4)	(4)	(3)
Amounts reclassified from accumulated other comprehensive loss	$11	$11	$8

Note 13. Retirement benefit obligations

The Company provides various retirement benefits to eligible employees, including pension benefits associated with defined benefit plans, contributions to defined contribution plans, post-retirement benefits and other benefits. Eligibility requirements and benefit levels vary depending on associate location.

The Company provides defined benefit plans to its employees in Canada. The majority of the Canadian defined benefit plans are funded. Post-retirement benefit obligations are not material and have been included in all amounts presented herein.

The legacy U.K. defined benefit plan (the "U.K. Plan") is the Wolseley Group Retirement Benefits Plan which provides benefits based on final pensionable salaries. The assets are held in separate trustee administered funds. The plan was closed to new entrants in 2009, closed to future service accrual in December 2013 and closed to future non-inflationary salary accrual on the disposal of the U.K. business in 2021. In 2021, prior to the disposal of the U.K. business, Wolseley UK Limited, the U.K. Plan liabilities were transferred to FUKHL.

In 2017, the Company secured a buy-in insurance policy with Pension Insurance Corporation for the U.K. Plan. This policy covers all benefit payments to a certain portion of participants in the plan. The insured liabilities are exactly equal to the fair value of the related insurance assets.

On September 9, 2025, subsequent to the fiscal year-end, the trustee of the U.K. Plan purchased a bulk annuity policy (the "September Buy-In Policy") to insure the remaining uninsured U.K. Plan liabilities. Under the September Buy-In Policy, the U.K. Plan's assets, along with a Company contribution of £41 million have been transferred to an insurance provider in return for a qualifying insurance policy that will provide an income stream equivalent to the remaining obligations to the covered U.K. Plan's members. As a result, the Company is no longer required to make deficit reduction contributions but expects to make ongoing contributions to cover the U.K. Plan's expenses and other payments that may be required.

The funded status of the Company's plans was as follows, valued with a measurement date of July 31 for each year:

	For the years ended July 31,	
(In millions)	2025	2024
Change in net benefit obligations:		
Beginning balance	$1,251	$1,218
Interest cost	62	62
Actuarial (gain) loss	(119)	36
Benefits paid	(68)	(63)
Exchange rate adjustment	30	(2)
Ending balance	$1,156	$1,251
Change in assets at fair value:		
Beginning balance	$1,308	$1,270
Actual return on plan assets	(123)	68
Company contributions	31	34
Benefits paid	(68)	(63)
Exchange rate adjustment	34	(1)
Ending balance at fair value	$1,182	$1,308
Funded status of plans	$26	$57

As required by United Kingdom pensions regulation, the U.K. Plan completed its triennial actuarial valuation exercise, which is measured on a technical provisions basis, based on the U.K. Plan's financial position as of April 30, 2022. The triennial valuation originally resulted in required contributions by the Company of £133 million to be spread over the period to January 31, 2026, of which the Company has paid £72 million as of July 31, 2025. In connection with the September Buy-In Policy, the Company has satisfied all obligations to date under the triennial valuation occurring in April 2022.

Total expected employer contributions to the defined benefit plans for the year ending July 31, 2026 are estimated to be $59 million, which includes amounts paid in the September Buy-In Policy.

Amounts recognized in the consolidated balance sheets consisted of:

	As of July 31,	
(In millions)	2025	2024
Non-current asset	$26	$57

Amounts recognized in accumulated other comprehensive loss:

	As of July 31,	
(In millions)	2025	2024
Net actuarial loss	$667	$617
Income tax impact	(159)	(147)
Accumulated other comprehensive loss	$508	$470

Components of other comprehensive loss (income) consisted of the following:

	For the years ended July 31,		
(In millions)	2025	2024	2023
Net actuarial loss (gain)	$69	$31	$83
Amortization of net actuarial loss	(15)	(15)	(11)
Impact of exchange rates	(4)	(1)	(7)
Income tax impact	(12)	(4)	(16)
Other comprehensive loss, net of tax	$38	$11	$49

The components of net periodic pension costs associated with all of the Company's plans were as follows:

	For the years ended July 31,		
(In millions)	2025	2024	2023
Other expense (income), net			
Amortization of net actuarial losses	$15	$15	$11
Interest cost	62	62	51
Expected return on plan assets	(65)	(63)	(49)
Net periodic cost	$12	$14	$13
Weighted average assumptions:			
Discount rate, net periodic benefit cost	4.98 %	5.05 %	3.53 %
Discount rate, benefit obligations	5.71 %	4.98 %	5.05 %
Expected return on plan assets	5.02 %	5.11 %	3.41 %
Wage inflation growth rate	2.40 %	2.45 %	2.50 %

The Company determines the discount rate primarily by reference to rates on high-quality, long-term corporate and government bonds that mature in a pattern similar to the expected payments to be made under the various plans.

The Company has established strategic asset allocation percentage targets for significant asset classes with the aim of achieving an appropriate balance between risk and return. The Company periodically revises asset allocations, where appropriate, in an effort to improve return and/or manage risk. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the market-related value of plan assets. The market-related value of plan assets is based on long-term expectations given current investment objectives and historical results.

Investment Strategy

The Company's investment strategy for its funded post-employment plans is decided locally and, if relevant, by the trustees of the plan and takes account of the relevant statutory requirements. The Company's objective for the investment strategy is to achieve a target rate of return in excess of the increase in the liabilities, while taking an acceptable amount of investment risk relative to the liabilities. This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return.

For the U.K. Plan, the guaranteed insurance policy represented approximately 35% of the plan assets as of July 31, 2025.

Subsequent to year-end, in connection with the September Buy-In Policy, the U.K. Plan assets entirely consist of guaranteed insurance contracts to reduce risk to the Company.

For the plans in Canada, the investment strategy is to invest predominantly in equities and bonds.

The Company's weighted average asset allocations by asset category were as follows:

	As of July 31,	
	2025	2024
Asset category:		
Equity securities	3 %	2 %
Fixed income securities	63	63
Cash, cash equivalents and other short-term investments	1	2
Guaranteed insurance policies	33	33
Total	100 %	100 %

The following tables present the fair value of the Company's plan assets using the fair value hierarchy:

	As of July 31, 2025			
(In millions)	Total	Level 1	Level 2	Level 3
U.K. Plan assets:				
Fixed income security: Government	$705	$705	$—	$—
Cash and cash equivalents	4	4	—	—
Insurance policies	378	—	—	378
Canada Plan assets:				
Equity securities	34	34	—	—
Fixed income securities:				
Corporate	7	—	7	—
Government	31	—	31	—
Cash and cash equivalents	2	2	—	—
Other	21	13	8	—
	$1,182	$758	$46	$378

(In millions)	As of July 31, 2024			
	Total	Level 1	Level 2	Level 3
U.K. Plan assets:				
Fixed income securities:				
Corporate	$340	$1	$227	$112
Asset backed	1	—	1	—
Government	439	439	—	—
Cash, cash equivalents and other short-term investments	23	22	1	—
Insurance policies	409	—	—	409
Canada Plan assets:				
Equity securities	34	34	—	—
Fixed income securities:				
Corporate	7	—	7	—
Government	33	—	33	—
Cash and cash equivalents	2	2	—	—
Other	20	12	8	—
	$1,308	$510	$277	$521

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

(In millions)	For the years ended July 31,	
	2025	2024
Beginning balance	$521	$510
Transfers into Level 3	—	11
Transfers out of Level 3	(95)	—
Actual returns	(26)	31
Purchases, sales and settlements, net	(34)	(32)
Impact of exchange rates	12	1
Ending balance	$378	$521

The Company expects the following benefit payments related to its defined benefit pension plans over the next 10 years:

(In millions)	As of July 31,
	2025
2026	$67
2027	68
2028	70
2029	71
2030	72
2031-2035	385
Total	$733

Defined Contribution Plans

The principal plans operated for employees in the United States are defined contribution plans, which are established in accordance with 401(k) rules in the United States. The Company's Canadian employees are covered by defined contribution plans including a Post Retirement Benefit Plan and Supplemental Executive Retirement Plan. Under the Canadian plans, the Company's employees are able to make personal contributions.

Total expense related to defined contribution plans in fiscal 2025 was $98 million (2024: $95 million and 2023: $93 million).

In addition, Ferguson Enterprises, LLC, a subsidiary of the Company, sponsors a non-qualified deferred compensation plan for the benefit of U.S.-based executives and certain other senior associates. For the year ended July 31, 2025, the Company's obligations related to the plan total $408 million (2024: $378 million), including a current portion of the liability of $35 million (2024: $28 million). The Company has investments in Company-owned life insurance policies that are intended to fund these obligations, however, these assets are subject to the general claims of the Company's creditors. The assets are recorded at cash surrender value with changes recognized in earnings. The non-current assets total $409 million (2024: $373 million).

Note 14. Stockholders' equity

The following table presents a summary of the Company's share activity:

	For the years ended July 31,		
	2025	**2024**	**2023**
Ordinary shares:			
Balance at beginning of period	232,171,182	232,171,182	232,171,182
Treasury shares canceled	(30,827,929)	—	—
Change in shares issued	(201,343,253)	—	—
Balance at end of period	—	232,171,182	232,171,182
Common stock:			
Balance at beginning of period	—	—	—
Common stock issued	201,343,253	—	—
Balance at end of period	201,343,253	—	—
Treasury shares:			
Balance at beginning of period	(30,827,929)	(27,893,680)	(21,078,577)
Treasury shares canceled	30,827,929	—	—
Shares repurchases	(5,026,408)	(3,317,654)	(7,022,242)
Treasury shares used to settle share-based compensation awards	267,355	383,405	207,139
Balance at end of period	(4,759,053)	(30,827,929)	(27,893,680)
Employee Benefit Trust:			
Balance at beginning of period	—	(274,031)	(846,491)
Employee Benefit Trust shares used to settle share-based compensation awards	—	253,212	572,460
Shares sold upon termination of Employee Benefit Trust	—	20,819	—
Balance at end of period	—	—	(274,031)
Total shares outstanding at end of period	196,584,200	201,343,253	204,003,471

Employee Benefit Trusts

Two Employee Benefit Trusts had been previously established in connection with the Company's discretionary share award plans and long-term incentive plans. During fiscal 2024, each of these trusts were terminated with all shares disbursed or sold.

Share Repurchases

In March 2025, the Company extended the share repurchase program by an additional $1.0 billion. As such, the Company is purchasing shares under an authorization that allows up to $5.0 billion in share repurchases. As of July 31, 2025, the Company has completed $4.0 billion in share repurchases under the authorized program.

Ordinary and Treasury shares

As of August 1, 2024, the Company canceled all ordinary shares held in treasury in connection with its completion of the Merger. As a result, in the first quarter of fiscal 2025, 30,827,929 ordinary shares held in treasury were canceled, 201,343,253 of outstanding ordinary shares not held in treasury were canceled and 201,343,253 shares of common stock were issued as consideration therefor.

Note 15. Share-based compensation

The Ferguson Enterprises Inc. 2023 Omnibus Equity Incentive Plan (the "Omnibus Plan") provides authorization for the granting of share-based compensation awards to the Company's key employees and non-employee directors. The Omnibus Plan provides for the issuance of up to 6,750,000 shares of the Company's common stock, subject to share recycling and adjustment provisions. All share-based compensation awards granted subsequent to shareholder approval of the Omnibus Plan at the annual general meeting on November 28, 2023 have been granted under the Omnibus Plan.

Since November 2023, no new awards have been granted under the Ferguson Enterprises Inc. Ordinary Share Plan 2019, the Ferguson Enterprises Inc. Performance Ordinary Share Plan 2019 and the Ferguson Enterprises Inc. Long Term Incentive Plan 2019.

The Company grants share-based compensation awards that can be broadly characterized by the underlying vesting conditions as follows:

- Time vested, restricted stock units ("RSU") vest over time. RSU awards granted prior to fiscal 2025 cliff vest, typically at the end of three years. RSU awards granted in fiscal 2025 will vest in equal, annual installments over three years. The fair value of these awards is based on the closing share price on the date of grant.
- Single metric performance stock units ("PSU") typically vest following three-year performance cycles. The number of shares issued will vary based upon the Company's performance against an adjusted operating profit measure. The fair value of the award is based on the closing share price on the date of grant.
- Multiple metric performance stock units granted to certain members of management ("PSU-EX") typically vest following three-year performance cycles. The number of shares issued will vary based upon the Company's performance against pre-determined goals for adjusted EPS growth (diluted), return on capital employed ("ROCE") and relative total shareholder return ("rTSR"). The fair value of awards vesting based upon EPS growth (diluted) and ROCE are equal to the closing share price on the date of grant and the fair value of rTSR awards are determined using a Monte-Carlo simulation.

The following table summarizes the share-based incentive awards activity for fiscal 2025:

	Number of shares	Weighted average grant date fair value
Outstanding as of July 31, 2024	963,130	$135.82
RSU awards granted	124,240	190.39
PSU awards granted	164,349	188.69
PSU-EX awards granted	51,366	167.95
Share adjustments based on performance	(166,201)	138.96
Vested	(417,442)	134.47
Forfeited	(83,203)	160.46
Outstanding as of July 31, 2025	**636,239**	$159.58

The following table relates to RSU, PSU and PSU-EX awards activity:

(In millions, except per share amounts)	For the years ended July 31,		
	2025	2024	2023
Fair value of awards vested	$84	$79	$67
Weighted average grant date fair value per share granted	$186.18	$158.32	$99.95

The following table relates to all share-based compensation awards:

(In millions)	For the years ended July 31,		
	2025	2024	2023
Share-based compensation expense (within SG&A)	$28	$49	$51
Income tax benefit	12	14	11

Total unrecognized share-based payment expense for all share-based payment plans was $67 million at July 31, 2025, which is expected to be recognized over a weighted average period of 1.9 years.

Stock options

In October 2024, the Company granted 65,760 stock options with an exercise price equal to the closing share price of the Company's common stock on the last trading day prior to the date of grant. These options vest and become exercisable over three years, in equal, annual installments beginning one year from the date of grant, and expire 10 years from the date of grant. The fair value of the Company's stock options was estimated on the date of grant using the Black-Scholes option-pricing model. Since the grant date, 6,803 options have been forfeited. The share-based compensation expense of these stock options is not material.

Employee share purchase plan

Ferguson Enterprises Inc. Employee Share Purchase Plan 2021 (the "ESPP") provides for a limit of 20 million shares of common stock that can be awarded under the plan subject to certain guidelines set forth in the plan.

As of July 31, 2025, 19.5 million shares of common stock remain available for allotment under the ESPP. The exercise price per share of common stock is prescribed by the Board for each offering period and may not be less than 85% of the lesser of the fair market value of common stock on the date of grant and the fair market value of common stock on the date of exercise. During fiscal 2025, there were no shares purchased under the ESPP. The expense associated with the ESPP is not material.

Note 16. Acquisitions

The Company acquired nine and ten businesses during fiscal 2025 and 2024, respectively. Each of the acquired businesses is generally engaged in the distribution of plumbing, HVAC or infrastructure related products and was acquired to support growth. In each of the Company's acquisitions, the Company has purchased substantially all of the acquiree's business and therefore all transactions have been accounted for as a business combination pursuant to FASB Accounting Standards Codification (ASC) 805.

The following table summarizes the preliminary purchase price allocation for the assets acquired and liabilities assumed in regards to the Company's respective acquisitions having occurred as of July 31 in fiscal 2025 and 2024:

(In millions)	Acquisitions occurring in fiscal	
	2025	**2024**
Cash and cash equivalents	$2	$1
Receivables and other assets	44	53
Inventories	48	50
Property, plant and equipment	3	6
Operating lease right-of-use assets	14	11
Customer relationships intangible assets	136	108
Other intangible assets	16	15
Trade and other payables	(24)	(41)
Lease liabilities	(14)	(11)
Deferred tax	(4)	(7)
Other	—	(2)
Total	221	183
Goodwill	116	124
Consideration	$337	$307
Satisfied by:		
Cash	$303	$261
Deferred consideration	34	46
Total consideration	$337	$307

The fair values of the assets acquired in fiscal 2025 are considered preliminary and are based on management's best estimates. Further adjustments may be necessary in connection with acquisitions completed in fiscal 2025 when additional information becomes available during the measurement period about events that existed at the date of acquisition. There were no material adjustments in the current fiscal year that related to the closing of the measurement period of acquisitions made in the prior fiscal year. As of the date of this Annual Report, the Company has made all material adjustments related to acquisitions in fiscal 2025.

The fair value estimates of intangible assets are considered non-recurring, Level 3 measurements within the fair value hierarchy and are estimated as of each respective acquisition date.

The goodwill on these acquisitions is attributable to the anticipated profitability of the new markets and product ranges to which the Company has gained access and additional profitability, operating efficiencies and other synergies available in connection with existing markets. Goodwill acquired during fiscal 2025 that was attributed to the United States and Canada segments were $99 million (2024: $91 million) and $17 million (2024: $33 million), respectively. Goodwill acquired in fiscal 2025 that is expected to be deductible for tax purposes is $102 million (2024: $90 million).

Deferred consideration represents the expected payout due to the sellers of certain acquired businesses that is subject to either 1) a contractual settle-up period or 2) a contingency related to contractually defined performance metrics. If the deferred consideration is contingent on achieving performance metrics, the liability is estimated using assumptions regarding the expectations of an acquiree's ability to achieve the contractually defined performance metrics over a period of time that typically spans one to three years. When ultimately paid, deferred consideration is reported as a cash outflow from financing activities.

The businesses acquired in fiscal 2025 contributed $112 million to net sales and $5 million in profit to the Company's income before income tax, including acquired intangible asset amortization, transaction and integration costs for the period between the applicable date of acquisition and July 31, 2025. Acquisition costs in fiscal 2025 was $3 million (2024: $5 million). Acquisition costs are expensed as incurred and included in SG&A in the Company's consolidated statements of earnings.

The net outflow of cash in respect of the purchase of businesses is as follows:

	For the years ended July 31,	
(In millions)	2025	2024
Purchase consideration	$303	$261
Cash, cash equivalents and bank overdrafts acquired	(2)	(1)
Cash consideration paid, net of cash acquired	301	260
Deferred and contingent consideration paid for prior years' acquisitions[1]	41	44
Net cash outflow in respect of the purchase of businesses	$342	$304

(1) Included in other financing activities in the consolidated statements of cash flows

Pro forma disclosures

If each acquisition had been completed on the first day of the prior fiscal year, the Company's unaudited pro forma net sales and income before income tax would have been:

	Year ended July 31,	
(In millions)	2025	2024
Pro forma net sales for current year acquisitions	$30,966	$29,954
Pro forma income before income tax for current year acquisitions	2,427	2,476

	Year ended July 31,	
(In millions)	2024	2023
Pro forma net sales for prior year acquisitions	$29,902	$30,140

The impact on income before income tax for prior year acquisitions in 2024 and 2023, including additional intangible asset amortization, transaction and integration costs, would not be material.

The unaudited pro forma results presented herein do not necessarily represent financial results that would have been achieved had the acquisition actually occurred at the beginning of the prior fiscal year.

Note 17. Related party transactions

In fiscal 2024 and 2023, the Company purchased $8 million and $27 million, respectively, of delivery, installation and related administrative services from companies that were significantly influenced by a Ferguson Non-Employee Director at the time such services were acquired. The services were purchased on an arm's-length basis. In December 2023, this related party relationship ended. As such, subsequent services provided by these companies did not constitute related party transactions. No material amounts are due to such companies. No such related parties transactions occurred in fiscal 2025 that require disclosure under ASC 850.

Note 18: Restructuring and impairment expenses

The Company's restructuring expenses are summarized below:

(In millions)	For the years ended July 31,		
	2025	2024	2023
Corporate restructuring expenses	$7	$28	$—
Business restructuring expenses	73	—	18
Impairment expenses	—	—	107
Restructuring expenses	$80	$28	$125

Corporate restructuring expenses

During fiscal 2025, the Company recorded corporate restructuring expenses that were primarily related to transition activities following the establishment of our parent company's domicile in the United States.

During fiscal 2024, corporate restructuring expenses primarily related to establishing a new corporate structure to domicile our ultimate parent company in the United States.

Business restructuring expenses

During fiscal 2025, the Company implemented targeted actions to streamline operations, enhancing speed and efficiency to better serve customers and drive further profitable growth. As a result of these actions, non-recurring business restructuring expenses of $73 million were incurred, primarily in the United States. The charges primarily related to severance costs of $45 million, as well as $15 million of non-cash branch and facility costs, mainly related to lease impairments. The Company does not expect charges in connection with these actions, including any future charges, to be material.

During fiscal 2023, the Company recorded charges of $18 million related to the closure of certain smaller, underperforming branches in the United States, primarily related to impairment of lease assets and related fixed assets. This item was included in the restructuring and impairments expenses line of the Company's consolidated statements of earnings.

No such business restructurings were recorded in fiscal 2024.

Impairments

In fiscal 2023, the Company recorded a non-cash charge of $107 million in connection with previously capitalized software costs in the United States. This item was included in the restructuring and impairments expenses line of the Company's consolidated statements of earnings. No such impairments were recorded in fiscal years 2025 and 2024.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

As of the end of the period covered by this Annual Report, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of July 31, 2025. The term "disclosure controls and procedures" means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

Management's report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of July 31, 2025 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of July 31, 2025 in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of July 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended July 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Ferguson Enterprises Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ferguson Enterprises Inc. and subsidiaries (the "Company") as of July 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended July 31, 2025, of the Company and our report dated September 26, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Richmond, VA
September 26, 2025

Item 9B.   Other Information

The Compensation Committee of the Board approved, on September 25, 2025, the following overall changes to the pay structure for the Company's Chief Operating Officer ("COO") and Chief Legal Officer & Corporate Secretary ("CLO") for the transition period:

	Fiscal 2025		Transition Period (annualized)	
	COO	CLO	COO	CLO
Base Salary	$715,000	$647,165	$786,500	$666,560
Target STI (% of Base Salary)	75%	75%	100%	85%
Target LTI	$1,358,500	$1,229,614	$1,750,000	$1,500,000

For the transition period, the short-term incentive ("STI") scorecard metric is adjusted operating profit (100%) and the range of achievement levels are threshold at 85%, target at 100% and maximum at 110%, reflecting a decrease for threshold from 90% to 85% from the fiscal 2025 STI achievement levels.

The long-term incentive ("LTI") program components and their weighting remain unchanged (rTSR, adjusted EPS growth (diluted), and ROCE; 33.3% each). The LTI design for the transition period also remained the same comprised of an award mix of 50% PSUs, 30% RSUs and 20% stock options.

More details about the Company's peer group changes and the compensation program design changes will be provided in the Company's 2025 Proxy Statement.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance

Information required by this item will be contained in the 2025 Proxy Statement under the headings "Proposal 1: Election of Directors," "Board Committees and Oversight" and "Executive Compensation—Compensation Discussion and Analysis—Management of Compensation Related Risks—Oversight Policies—Insider Trading Policy, Anti-Hedging and Anti-Pledging," which information is incorporated herein by reference.

Our Code of Conduct is applicable to all directors, officers and associates. A copy of our Code of Conduct is available on our website at corporate.ferguson.com under the Governance Documents page of the Investors—Corporate Governance tab. We intend to satisfy the disclosure requirement regarding amendment to, or waiver from, a provision of our Code of Conduct by posting such information at the website location specified above.

Item 11.   Executive Compensation

Information required by this item will be contained in the 2025 Proxy Statement under the headings "Board Committees and Oversight—Committees of the Board—Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation," which information is incorporated herein by reference.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Except as set forth below under the heading "Equity Compensation Plan Information," information required by this item will be contained in the 2025 Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management," which information is incorporated herein by reference.

Equity Compensation Plan Information

The following table contains information, as of July 31, 2025, about the Company's equity compensation plans under which Company shares have been authorized for issuance.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	619,600 [1]	151.76	25,864,838 [3][4][5]
Equity compensation plans not approved by security holders	581,854 [2]	—	— [6]
Total	1,201,454	151.76	25,864,838

(1) 145,762 of these shares were subject to share options outstanding under the ESPP, 1,482 of these shares were subject to share options outstanding under the Ferguson Enterprises Inc. International Sharesave Plan 2019 ("ISP"), 68,974 of these shares were subject to share awards outstanding under the Ferguson Enterprises Inc. Long Term Incentive Plan 2019 ("LTIP") and 403,382 of these shares were subject to share awards outstanding under the Omnibus Plan.

(2) 166,189 of these shares were subject to share awards outstanding under the Ferguson Enterprises Inc. Ordinary Share Plan 2019 ("OSP"), 415,665 of these shares were subject to share awards outstanding under the Ferguson Enterprises Inc. Performance Ordinary Share Plan 2019 ("POSP").

(3) 19,498,954 shares of common stock remain available to be awarded under the ESPP. The ESPP provides for a limit of 20,000,000 shares of common stock that can be awarded under the plan subject to certain guidelines set forth in the plan that are consistent with the limits set forth as described in footnote (4).

(4) 12,000 shares of common stock remain available for allotment under the rules of the ISP (which provides for a limit of 12,000 shares of common stock that can be awarded under the plan following June 1, 2023). No new awards have been, or will be, granted under the LTIP after November 28, 2023.

(5) 6,353,884 shares of common stock remain available for allotment under the Omnibus Plan (which provides for a limit of 6,750,000 shares of common stock that may be awarded under the plan, subject to adjustment due to recapitalization or reorganization or as otherwise provided under such plan). Any shares subject to an award pursuant to the Omnibus Plan that are canceled, forfeited, or terminated without issuance of the full number of shares to which the award relates will again be available under the aggregate limit under the plan.

(6) No new awards have been, or will be, granted under the OSP and POSP after November 28, 2023.

Item 13.   **Certain Relationships and Related Transactions**

Information required by this item will be contained in the 2025 Proxy Statement under the headings "Corporate Governance—Director Independence" and "Board Committees and Oversight—Related Party Transactions," which information is incorporated herein by reference.

Item 14.   **Principal Accountant Fees and Services**

Information required by this item will be contained in the 2025 Proxy Statement under the heading "Independent Registered Public Accounting Firm's Fees and Services," which information is incorporated herein by reference.

Item 15.   Exhibits, Financial Statement Schedules

    (a)   The following documents are filed as part of this Annual Report:

        (1)   Financial Statements:

The following are included in this Annual Report under Item 8 for Ferguson Enterprises Inc.:

- Report of Independent Registered Public Accounting Firm
- Consolidated Statements of Earnings, Comprehensive Income, Stockholders' Equity and Cash Flows for the years ended July 31, 2025, 2024 and 2023
- Consolidated Balance Sheets as of July 31, 2025 and 2024
- Notes to the Consolidated Financial Statements

        (2)   Financial Statement Schedules:

All schedules are omitted as the required information is inapplicable or the information is presented in the Company's audited consolidated financial statements or notes thereto.

        (3)   Exhibits

The exhibits listed below are filed or incorporated by reference as part of this Annual Report.

2.1	Merger Agreement, dated as of February 29, 2024, by and among Ferguson (Delaware) Inc. (f/k/a Ferguson plc), Ferguson (Jersey) 2 Limited and Ferguson Enterprises Inc (incorporated by reference to Exhibit 2.1 of Registration Statement on Form S-4 filed by Ferguson Enterprises Inc. with the SEC on March 1, 2024).
3.1	Amended and Restated Certificate of Incorporation of Ferguson Enterprises Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on August 1, 2024).
3.2	Second Amended and Restated Bylaws of Ferguson Enterprises Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 16, 2025).
4.1	Description of Capital Stock (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on August 1, 2024).
10.1	Revolving Credit Agreement, dated April 2, 2025, by and among Ferguson Enterprises Inc., as borrower, Ferguson UK Holdings Limited, as guarantor, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, the swingline lender and an issuing bank and the other lenders and issuing banks party thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on April 3, 2025).
10.2	Receivables Purchase Agreement, dated as of July 31, 2013, among, Ferguson Receivables, LLC as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks, and facility agents party each thereto, Royal Bank of Canada, as administrative agent, SunTrust Bank, as co-administrative agent, and Wolseley plc, as parent (as further amended, supplemented and restated, the "Receivables Purchase Agreement") (incorporated by reference to Exhibit 4.3 of the 20FR12B (File No. 001-39301) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on February 12, 2021).
10.3	Purchase and Contribution Agreement, dated as of July 31, 2013, among Ferguson Receivables, LLC as purchaser, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, and its various subsidiaries party thereto as originators (as further amended, supplemented or restated, the "Purchase and Contribution Agreement") (incorporated by reference to Exhibit 4.4 of the 20FR12B (File No. 001-39301) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on February 12, 2021).

10.4	First Amendment to Receivables Purchase Agreement, dated as of December 6, 2013, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the facility agents party each thereto, Royal Bank of Canada, as administrative agent, SunTrust Bank, as co-administrative agent, and Wolseley plc, as parent, amending the Receivables Purchase Agreement (incorporated by reference to Exhibit 10.6 of the Registrant's Annual Report on Form 10-K (File No. 001-40066), filed with the SEC on September 27, 2022).
10.5	Omnibus Amendment to Receivables Purchase Agreement and Purchase and Contribution Agreement, dated as of September 23, 2014, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, SunTrust Bank, as co-administrative agent, and Wolseley plc, as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by reference to Exhibit 10.7 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).
10.6	Third Amendment to Receivables Purchase Agreement, dated as of December 22, 2014, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the facility agents party each thereto, Royal Bank of Canada, as administrative agent, SunTrust Bank, as co-administrative agent, and Wolseley plc, as parent, amending the Receivables Purchase Agreement (incorporated by reference to Exhibit 10.8 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).
10.7	Omnibus Amendment to Receivables Purchase Agreement and Purchase and Contribution Agreement, dated as of September 11, 2015, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, SunTrust Bank, as co-administrative agent, and Wolseley plc, as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by reference to Exhibit 10.9 of the Annual Report on Form 10-K (File No. 001-40066), filed with the SEC on September 27, 2022).
10.8	Second Omnibus Amendment to Receivables Purchase Agreement and Purchase and Contribution Agreement, dated as of December 31, 2015, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, SunTrust Bank, as co-administrative agent, and Wolseley plc, as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by reference to Exhibit 10.10 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).
10.9	Fifth Amendment to Receivables Purchase Agreement, dated as of December 16, 2016, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the facility agents party each thereto, Royal Bank of Canada, as administrative agent, SunTrust Bank, as co-administrative agent, and Wolseley plc, as parent, amending the Receivables Purchase Agreement (incorporated by reference to Exhibit 10.11 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).
10.10	Sixth Amendment to Receivables Purchase Agreement, dated as of December 8, 2017, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the facility agents party each thereto, Royal Bank of Canada, as administrative agent, SunTrust Bank, as co-administrative agent, and Ferguson plc (f/k/a Wolseley plc), as parent, amending the Receivables Purchase Agreement (incorporated by reference to Exhibit 10.12 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).
10.11	Seventh Amendment to Receivables Purchase Agreement, dated as of December 20, 2018, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the facility agents party each thereto, Royal Bank of Canada, as administrative agent, SunTrust Bank, as co-administrative agent, and Ferguson plc (f/k/a Wolseley plc), as parent, amending the Receivables Purchase Agreement (incorporated by reference to Exhibit 10.13 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).
10.12	Eighth Amendment to Receivables Purchase Agreement and Consent to Assignment by Parent, dated as of May 10, 2019, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the facility agents party each thereto, Royal Bank of Canada, as administrative agent, SunTrust Bank, as co-administrative agent, and Ferguson Holdings Limited, as assignor parent, and Ferguson plc, as assignee parent, amending the Receivables Purchase Agreement (incorporated by reference to Exhibit 10.14 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).

10.13	Ninth Amendment to Receivables Purchase Agreement, dated as of April 17, 2020, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the facility agents party each thereto, Royal Bank of Canada, as administrative agent, Truist Bank (f/k/a SunTrust Bank), as co-administrative agent, and Ferguson plc (f/k/a Wolseley plc), as parent, amending the Receivables Purchase Agreement (incorporated by reference to Exhibit 10.15 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).
10.14	Tenth Amendment to Receivables Purchase Agreement, dated as of July 22, 2020, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the facility agents party each thereto, Royal Bank of Canada, as administrative agent, Truist Bank (f/k/a SunTrust Bank), as co-administrative agent, and Ferguson plc (f/k/a Wolseley plc), as parent, amending the Receivables Purchase Agreement (incorporated by reference to Exhibit 10.16 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).
10.15	Omnibus Amendment and Consent, dated as of May 19, 2021, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, Truist Bank (f/k/a SunTrust Bank), as co-administrative agent, and Ferguson plc (f/k/a Wolseley plc), as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by reference to Exhibit 10.17 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).
10.16	Omnibus Amendment to Receivables Purchase Agreement and Purchase and Contribution Agreement, dated as of December 8, 2021, among Ferguson Receivables, LLC as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, and Ferguson plc (f/k/a Wolseley plc), as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by reference to Exhibit 10.18 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 27, 2022).
10.17	Thirteenth Amendment to Receivables Purchase Agreement, dated October 7, 2022, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, and Ferguson plc (f/k/a Wolseley plc), as parent, amending the Receivables Purchase Agreement (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on October 13, 2022).
10.18	Omnibus Amendment to Receivables Purchase Agreement and Purchase and Contribution Agreement, dated December 29, 2022, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, and Ferguson plc (f/k/a Wolseley plc), as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on March 8, 2023).
10.19	Omnibus Amendment to Receivables Purchase Agreement and Purchase and Contribution Agreement, dated February 10, 2023, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.), as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, and Ferguson plc (f/k/a Wolseley plc), as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on March 8, 2023).
10.20	Omnibus Amendment and Consent (Ferguson Receivables, LLC), dated as of June 23, 2023, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC, as servicer, the originators, the conduit purchasers, committed purchasers, letters of credit banks, and facility agents party each thereto, Royal Bank of Canada, as administrative agent, and Ferguson plc (f/k/a Wolseley plc), as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by reference to Exhibit 10.21 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.21	Assignment and Assumption Agreement, dated August 1, 2024, by and between Ferguson (Delaware) Inc. and Ferguson Enterprises Inc. (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 10-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 25, 2024).

10.22	Omnibus Amendment and Consent (Ferguson Receivables, LLC), dated as of October 29, 2024, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC, as servicer, the originators, the conduit purchasers, committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, and Ferguson Enterprises Inc., as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on October 31, 2024).
10.23	Omnibus Amendment to Receivables Purchase Agreement and Purchase and Contribution Agreement, dated January 15, 2025, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC, as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, and Ferguson Enterprises Inc. as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q (File No.001-42200) filed by Ferguson Enterprises Inc. with the SEC on March 11, 2025).
10.24	Omnibus Amendment and Consent, dated April 21, 2025, among Ferguson Receivables, LLC, as seller, Ferguson Enterprises, LLC, as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks and facility agents party each thereto, Royal Bank of Canada, as administrative agent, and Ferguson Enterprises Inc. as parent, amending the Receivables Purchase Agreement and the Purchase and Contribution Agreement (incorporated by referenced to Exhibit 10.2 of the Quarterly Report on Form 10-Q (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on June 3, 2025).
10.25+	Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Retirement Plan I (incorporated by reference to Exhibit 10.22 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.26+	Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Retirement Plan II (incorporated by reference to Exhibit 10.23 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.27+	Amendment No. One to Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Retirement Plan II (incorporated by reference to Exhibit 10.24 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.28+	Amendment No. Two to Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Retirement Plan II (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.29+	Amendment No. Three to Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Retirement Plan II (incorporated by reference to Exhibit 10.26 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.30+	Amendment No. Four to Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Retirement Plan II (incorporated by reference to Exhibit 10.27 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.31+	Amendment No. Five to Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Retirement Plan II (incorporated by reference to Exhibit 10.28 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.32+	Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Retirement Plan III (incorporated by reference to Exhibit 10.29 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.33+	Amendment to the Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Retirement Plan III, effective as of January 1, 2017 (incorporated by reference to Exhibit 10.30 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.34+	Amendment to the Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Retirement Plan III, effective as of January 1, 2019 (incorporated by reference to Exhibit 10.31 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.35+	Ferguson Enterprises Inc. 2023 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 the Current Report on Form 8-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on August 1, 2024).

10.36+	Ferguson Enterprises Inc. Employee Share Purchase Plan 2021 (incorporated by reference to Exhibit 10.2 the Current Report on Form 8-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on August 1, 2024).
10.37+	Ferguson Enterprises Inc. Long Term Incentive Plan 2019 (incorporated by reference to Exhibit 10.33 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.38+	Ferguson Enterprises Inc. Ordinary Share Plan 2019 (incorporated by reference to Exhibit 10.34 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.39+	Ferguson Enterprises Inc. Performance Ordinary Share Plan 2019 (incorporated by reference to Exhibit 10.35 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.40+	Omnibus Amendment to The Ferguson Group International Sharesave Plan 2019, The Ferguson Group Long Term Incentive Plan 2019, The Ferguson Group Ordinary Share Plan 2019 and The Ferguson Group Performance Ordinary Share Plan 2019 (incorporated by reference to Exhibit 10.3 the Current Report on Form 8-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on August 1, 2024).
10.41+	Amended & Restated Employment Agreement, dated as of September 1, 2022, by and between Ferguson Enterprises, LLC, on behalf of itself and Ferguson (Delaware) Inc. (f/k/a Ferguson plc), and Kevin Murphy, as amended August 30, 2023 (incorporated by reference to Exhibit 10.39 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.42+	Amended & Restated Employment Agreement, dated as of September 1, 2022, by and between Ferguson Enterprises, LLC, on behalf of itself and Ferguson (Delaware) Inc. (f/k/a Ferguson plc) and William Brundage, as amended August 30, 2023 (incorporated by reference to Exhibit 10.40 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.43+	Form of Amendment to Executive Director Employment Agreement (incorporated by reference to Exhibit 10.45 of the Annual Report on Form 10-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 25, 2024).
10.44+	Amended & Restated Employment Agreement, dated as of August 1, 2022, by and between Ferguson Enterprises, LLC, on behalf of itself and Ferguson (Delaware) Inc. (f/k/a Ferguson plc), and Ian Graham, as amended August 30, 2023 (incorporated by reference to Exhibit 10.41 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.45+*	Amended & Restated Employment Agreement, dated as of December 7, 2022, by and between Ferguson Enterprises, LLC, on behalf of itself and Ferguson (Jersey) Limited (f/k/a Ferguson plc), and Andy Paisley, as amended September 1, 2023.
10.46+	Amended & Restated Employment Agreement, dated as of June 1, 2022, by and between Ferguson Enterprises, LLC, on behalf of itself and Ferguson (Delaware) Inc. (f/k/a Ferguson plc), and William Thees, as amended August 30, 2023 (incorporated by reference to Exhibit 10.43 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.47+	Amendment to Amended & Restated Employment Agreement, dated February 1, 2025, by and between Ferguson Enterprises, LLC, on behalf of itself and Ferguson Enterprises Inc., and William Thees (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on March 11, 2025).
10.48+*	Form of August 2024 Amendment to Executive Officer Employment Agreement.
10.49+	Form of Legacy Non-Employee Director Appointment Letter (incorporated by reference to Exhibit 10.50 of the Annual Report on Form 10-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 25, 2024).
10.50+	Form of Non-Employee Director Appointment Letter (incorporated by reference to Exhibit 10.51 of the Annual Report on Form 10-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 25, 2024).
10.51+	Form of Non-Employee Director Restricted Stock Unit Award Agreement Pursuant to the Ferguson Enterprises Inc. 2023 Omnibus Equity Incentive Plan, approved by the Compensation Committee September 11, 2024 (incorporated by reference to Exhibit 10.52 of the Annual Report on Form 10-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 25, 2024).

10.52+	Form of Restricted Stock Unit Award Agreement Pursuant to the Ferguson Enterprises Inc. 2023 Omnibus Equity Incentive Plan, approved by the Compensation Committee September 11, 2024 (incorporated by reference to Exhibit 10.53 of the Annual Report on Form 10-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 25, 2024).
10.53+	Form of Performance Award Unit Agreement Pursuant to the Ferguson Enterprises Inc. 2023 Omnibus Equity Incentive Plan, approved by the Compensation Committee September 11, 2024 (incorporated by reference to Exhibit 10.54 of the Annual Report on Form 10-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 25, 2024).
10.54+	Form of Stock Option Agreement Pursuant to the Ferguson Enterprises Inc. 2023 Omnibus Equity Incentive Plan, approved by the Compensation Committee September 11, 2024 (incorporated by reference to Exhibit 10.55 of the Annual Report on Form 10-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 25, 2024).
10.55+	Form of Amendment to Ferguson Enterprises Inc. 2023 Omnibus Equity Incentive Plan Stock Option Grant Notice and Stock Option Award Agreement, approved by the Compensation Committee September 11, 2024 (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on June 3, 2025).
10.56+*	Form of Restricted Stock Unit Award Agreement Pursuant to the Ferguson Enterprises Inc. 2023 Omnibus Equity Incentive Plan, approved by the Compensation Committee September 10, 2025.
10.57+*	Form of Performance Award Unit Agreement Pursuant to the Ferguson Enterprises Inc. 2023 Omnibus Equity Incentive Plan, approved by the Compensation Committee September 10, 2025.
10.58+*	Form of Stock Option Agreement Pursuant to the Ferguson Enterprises Inc. 2023 Omnibus Equity Incentive Plan, approved by the Compensation Committee September 10, 2025.
10.59+	Form of Restricted Stock Unit Award Agreement Pursuant to the Ferguson plc 2023 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on November 29, 2023).
10.60+	Form of Performance Award Unit Agreement Pursuant to the Ferguson plc 2023 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on November 29, 2023).
10.61+	Change in Control Policy (incorporated by reference to Exhibit 10.5 the Current Report on Form 8-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on August 1, 2024).
10.62+	Retirement Policy for Ferguson Group Share Plans (incorporated by reference to Exhibit 10.46 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.63+	Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Life Insurance Plan II (incorporated by reference to Exhibit 10.47 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.64+	Amendment No. 1 to Ferguson Enterprises, LLC (f/k/a Ferguson Enterprises, Inc.) Executive Life Insurance Plan II (incorporated by reference to Exhibit 10.48 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.65+	Amendment No. 2 to Ferguson Enterprises, LLC Executive Life Insurance Plan II (incorporated by reference to Exhibit 10.49 of the Annual Report on Form 10-K (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on September 26, 2023).
10.66+	Amendment No. 3 to the Ferguson Enterprises, LLC Executive Life Insurance Plan II (incorporated by reference to Exhibit 10.7 of the Quarterly Report on Form 10-Q (File No. 001-40066) filed by Ferguson (Delaware) Inc. (f/k/a Ferguson plc) with the SEC on December 6, 2023).
10.67+	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.55 of the Registration Statement on Form S-4 filed by Ferguson Enterprises Inc. with the SEC on April 18, 2024).
19	Insider Trading Policy (incorporated by reference to Exhibit 19 of the Annual Report on Form 10-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 25, 2024.
21.1*	List of Significant Subsidiaries.
22.1	List of Subsidiary Guarantors (incorporated by reference to Exhibit 22.1 of the Registration Statement on Form S-3 (File No. 333-282398) filed by Ferguson Enterprises Inc. and Ferguson UK Holdings Ltd with the SEC on September 30, 2024).
23.1*	Consent of Deloitte & Touche LLP.
24.1*	Power of Attorney (included on signature page).
31.1*	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

97	Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97 of the Annual Report on Form 10-K (File No. 001-42200) filed by Ferguson Enterprises Inc. with the SEC on September 25, 2024).
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   Filed herewith

** Furnished herewith

+ Indicates a management contract or compensatory plan or arrangement

The Registrant agrees to furnish to the SEC, upon request, copies of any instruments that define the rights of holders of long-term debt of the Registrant that are not filed as exhibits to this Annual Report.

Item 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 26, 2025

Ferguson Enterprises Inc.

/s/ William Brundage

Name: William Brundage

Title: Chief Financial Officer

(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT that each person whose signature appears below hereby constitutes and appoints Kevin Murphy and William Brundage as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her in any and all capacities, to sign any and all amendments to this Annual Report, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys and agents full power and authority to do any and all acts and things necessary or advisable in connection with such matters, and hereby ratifying and confirming all that the attorneys and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of September 26, 2025.

Name	Position
/s/ Kevin Murphy Kevin Murphy	President & Chief Executive Officer and Director *(Principal Executive Officer)*
/s/ William Brundage William Brundage	Chief Financial Officer and Director *(Principal Financial Officer)*
/s/ Richard Winckler Richard Winckler	Chief Accounting Officer *(Principal Accounting Officer)*
/s/ Geoffrey Drabble Geoffrey Drabble	Board Chair
/s/ Rekha Agrawal Rekha Agrawal	Director
/s/ Kelly Baker Kelly Baker	Director
/s/ Richard Beckwitt Richard Beckwitt	Director
/s/ Catherine Halligan Catherine Halligan	Director
/s/ Brian May Brian May	Director
/s/ James S. Metcalf James S. Metcalf	Director
/s/ Alan Murray Alan Murray	Director
/s/ Suzanne Wood Suzanne Wood	Director



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Non-GAAP reconciliations

Management has added the following non-GAAP measures to this Annual Report and reconciled them below. See page 34 of the Form 10-K included within this Annual Report for more information on management's use of non-GAAP items.

	July 31,											
	2025		**2024**		**2023**		**2022**		**2021**		**2020**	
($ millions, except per share amounts)		per share[1]		per share[1]		per share[1]		per share[1]		per share[1]		per share[1]
Net income	$1,856	$9.32	$1,735	$8.53	$1,889	$9.12	$2,122	$9.69	$1,472	$6.55	$961	$4.24
(Loss) income from discontinued operations (net of tax)	—	—	—	—	—	—	(23)	(0.10)	158	0.70	12	0.05
Income from continuing operations	1,856	9.32	1,735	8.53	1,889	9.12	2,099	9.59	1,630	7.25	973	4.29
Business restructuring expenses [2]	73	0.37	—	—	18	0.08	—	—	(11)	(0.05)	72	0.32
Corporate restructuring expenses[3]	7	0.03	28	0.14	—	—	17	0.08	22	0.10	29	0.13
Impairments and other charges[4]	—	—	—	—	107	0.52	—	—	—	—	—	—
Gain on disposal of interests in associates and other investments	—	—	—	—	—	—	—	—	—	—	(7)	(0.03)
Income/loss/impairment of equity method investments	—	—	—	—	—	—	—	—	—	—	22	0.10
Amortization of acquired intangibles	156	0.78	144	0.71	133	0.64	114	0.52	131	0.58	114	0.50
Discrete tax adjustments[5]	(52)	(0.26)	101	0.49	(36)	(0.17)	(72)	(0.33)	(203)	(0.90)	(3)	(0.01)
Tax impact-non-GAAP adjustments[6]	(59)	(0.30)	(36)	(0.18)	(73)	(0.35)	(21)	(0.10)	(51)	(0.23)	(56)	(0.26)
Adjusted net income	$1,981	$9.94	$1,972	$9.69	$2,038	$9.84	$2,137	$9.76	$1,518	$6.75	$1,144	$5.04
Diluted weighted-average shares outstanding		199.2		203.5		207.2		218.9		224.8		226.8

1. Per share on a dilutive basis.

2. For fiscal 2025, business restructuring expenses related to the Company's implementation of targeted actions to streamline operations, enhancing speed and efficiency to better serve customers and drive further profitable growth. In fiscal 2023, the Company recorded charges related to the closure of certain smaller, underperforming branches in the United States, primarily related to impairment of lease assets and related fixed assets. For fiscal 2021, business restructuring expenses reflects the release of provisions in connection with previously anticipated COVID-19 cost actions recorded in fiscal 2020. For fiscal 2020, business restructuring principally comprised costs incurred in the United States and Canada in respect of cost actions taken to ensure the business was appropriately sized for the post-COVID-19 operating environment.

3. For fiscal 2025, corporate restructuring expenses primarily related to incremental costs in connection with transition activities following the establishment of our ultimate parent company's domicile in the United States. For fiscal 2024, corporate restructuring expenses related to incremental costs in connection with establishing the new corporate structure to domicile our ultimate parent company in the United States. For fiscal 2022, 2021 and 2020, corporate restructuring expenses primarily related to the incremental costs of the Company's listing in the United States.

4. For fiscal 2023, impairments expenses related to the $107 million in software impairment charges.

5. For fiscal 2025, discrete tax adjustments primarily related to the release of uncertain tax positions following the lapse of statute of limitations, as well as adjustments in connection with amended returns. For fiscal 2024, discrete tax adjustments primarily related to non-recurring, non-cash deferred tax charges of $137 million, resulting from the elimination of certain pre-existing U.K. tax attributes as part of the establishment of our parent company's domicile in the United States, partially offset by the release of uncertain tax positions, as well as the tax treatment of certain compensation items that were not individually significant. For fiscal 2023, discrete tax adjustments primarily related to the release of uncertain tax positions following the lapse of statute of limitations, as well as adjustments in connection with amended returns. For fiscal 2022, the discrete tax adjustments primarily related to the release of uncertain tax positions following the closure of tax audits and prior year adjustments, including amended tax return items. For fiscal 2021, the discrete tax adjustments primarily related to the release of uncertain tax positions following the closure of tax audits, as well as the impact of changes in tax rates. For fiscal 2020, the discrete tax adjustments primarily related to changes in tax rates.

6. For fiscal 2025, the tax impact on non-GAAP adjustments related to the restructuring expenses and the amortization of acquired intangibles. For fiscal 2024, 2022, 2021 and 2020, the tax impact of non-GAAP adjustments primarily related to the amortization of acquired intangibles. For fiscal 2023, the tax impact on non-GAAP adjustments primarily related to the software impairments, business restructuring expenses and amortization of acquired intangibles.

FERGUSON

($ millions, except per share amounts)	2025	2024	2023	2022	2021	2020
Net income	$1,856	$1,735	$1,889	$2,122	$1,472	$961
(Loss) income from discontinued operations (net of tax)	—	—	—	(23)	158	12
Income from continuing operations	1,856	1,735	1,889	2,099	1,630	973
Provision for income taxes	567	729	575	609	232	299
Interest expense, net	190	179	184	111	98	93
Other expense (income), net	(7)	9	11	1	(10)	7
Operating profit	2,606	2,652	2,659	2,820	1,950	1,372
Business restructuring expenses[1]	73	—	18	—	(11)	72
Corporate restructuring expenses[2]	7	28	—	17	22	29
Impairments and other charges[3]	—	—	107	—	—	—
Adjusted EBIT[4]	2,686	2,680	2,784	2,837	1,961	1,473
Amortization of acquired intangibles	156	144	133	114	131	114
Adjusted operating profit	2,842	2,824	2,917	2,951	2,092	1,587
Depreciation, amortization & impairment	217	191	188	202	167	168
Adjusted EBITDA	$3,059	$3,015	$3,105	$3,153	$2,259	$1,755
Net debt[5]:						
Long-term debt	$3,752	$3,774	$3,711	$3,679	$2,512	$2,617
Short-term debt	400	150	55	250	—	531
Bank overdrafts[6]	5	1	17	32	36	—
Derivative liabilities	4	8	18	4	(21)	(39)
Cash and cash equivalents	(674)	(571)	(601)	(771)	(1,335)	(2,115)
Net debt	$3,487	$3,362	$3,200	$3,194	$1,192	$994
Net debt / Adjusted EBITDA	1.1x	1.1x	1.0x	1.0x	0.5x	0.6x
Total stockholders' equity	$5,832	$5,616	$5,037	$4,665	$5,003	$4,609
Net assets held for sale – discontinued operations	—	—	—	—	—	433
Average capital employed[7]:						
Average net debt[8]	$3,425	$3,281	$3,197	$2,193	$1,093	$1,073
Average stockholders' equity[8]	5,724	5,327	4,851	4,834	4,806	4,508
Average net assets held for sale[8]	—	—	—	—	(217)	(417)
Average capital employed	$9,149	$8,608	$8,048	$7,027	$5,682	$5,164
Return on capital employed (ROCE)[9]	29.4%	31.1%	34.6%	40.4%	34.5%	28.5%

1. For fiscal 2025, business restructuring expenses related to the Company's implementation of targeted actions to streamline operations, enhancing speed and efficiency to better serve customers and drive further profitable growth. In fiscal 2023, the Company recorded charges related to the closure of certain smaller, underperforming branches in the United States, primarily related to impairment of lease assets and related fixed assets. For fiscal 2021, business restructuring expenses reflects the release of provisions in connection with previously anticipated COVID-19 cost actions recorded in fiscal 2020. For fiscal 2020, business restructuring principally comprised costs incurred in the United States and Canada in respect of cost actions taken to ensure the business was appropriately sized for the post-COVID-19 operating environment.

2. For fiscal 2025, corporate restructuring expenses primarily related to incremental costs in connection with transition activities following the establishment of our ultimate parent company's domicile in the United States. For fiscal 2024, corporate restructuring expenses related to incremental costs in connection with establishing the new corporate structure to domicile our ultimate parent company in the United States. For fiscal 2022, 2021 and 2020, corporate restructuring costs primarily related to the incremental costs of the Company's listing in the United States.

3. For fiscal 2023, impairments expenses related to the $107 million in software impairment charges.

4. Adjusted EBIT is defined as operating profit excluding certain non-recurring items (non-GAAP adjustments) and including the impact of acquisition related intangible amortization.

5. Net debt comprises bank overdrafts, bank and other loans and derivative financial instruments, excluding lease liabilities, less cash and cash equivalents. Long-term debt is presented net of debt issuance costs.

6. Bank overdrafts are included in other current liabilities in the Company's Condensed Consolidated Balance Sheet.

7. Management employs the following averaging method: beginning balance plus ending balance divided by two.

8. Net debt, stockholders' equity and net assets held for sale in fiscal 2019 were $1,152 million, $4,407 million and $400 million, respectively.

9. ROCE is calculated as adjusted EBIT divided by average capital employed.

Leading
Ferguson together

Board of Directors

 **C** **N**

Geoff Drabble
Independent
Board Chair



Kevin Murphy
President & Chief Executive
Officer and Director



Bill Brundage
Chief Financial Officer
and Director

 **N**

Rekha Agrawal
Independent Director

 **C**

Kelly Baker
Independent Director

 **C**

Rick Beckwitt
Independent Director

 **A** **C**

Cathy Halligan
Independent Director

 **A** **N**

Brian May
Independent Director

 **C** **N**

James S. Metcalf
Independent Director

 **A** **N**

Alan Murray
Independent Director

 **A**

Suzanne Wood
Independent Director

Key to Board Committee Membership

● Committee Chair

A Audit Committee

C Compensation Committee

N Nominations & Governance Committee

⚡ FERGUSON

Executive Officers



Kevin Murphy
President & Chief Executive
Officer



Bill Brundage
Chief Financial Officer



Ian Graham
Chief Legal Officer &
Corporate Secretary



Andy Paisley
Chief Digital &
Information Officer



Jake Schlicher
Chief Strategy Officer



Allison Stirrup
Chief Human Resources
Officer



Bill Thees
Chief Operating Officer



Bo Camposano
Senior Vice President –
Waterworks

→ Learn more about our leadership on our website:
   corporate.ferguson.com



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Forward-looking statements

Certain information included in this Annual Report is forward-looking, including within the meaning of the Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, plans and objectives for the future including our capabilities and priorities, proposed new products or services, ability to manage the impact of product price fluctuations and changes in demand for our products and services, the overall performance of the markets in which we operate, our commitments to climate and sustainability initiatives, our associates, capital deployment, including the amount and timing of our dividends, our capital allocation strategy, including acquisitions and capital expenditures, our available liquidity, our share repurchase program, including the amount of shares to be repurchased and the timing of such repurchases and other statements concerning the success of our business and strategies. Forward-looking statements can be identified by the use of forward-looking terminology, including terms such as "believes," "estimates,""anticipates," "expects," "forecasts," "intends," "continues," "plans," "projects," "positions," "goal," "target," "aim," "may," "will," "would," "could," "should" or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. See "Forward-Looking Statements and Risk Factor Summary" and "Part I – Item 1A. Risk Factors" of the Form 10-K included within this Annual Report for a description of the various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements in this Annual Report. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Website

Website references in this annual report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, the websites.

United Kingdom regulatory required disclosures

As a company with a listing on the equity shares (International commercial companies secondary listing) segment on the London Stock Exchange, Ferguson Enterprises Inc. is required to make certain disclosures under the U.K. Listing Rules (LR) and Disclosure, Guidance and Transparency Rules (DTR). Set out below are details of where such disclosures can be found:

- As required under DTR 7.2, our Corporate Governance Statement is available on our website at corporate.ferguson.com/investor/corporate-governance/governancedocuments/default.aspx

- As required under LR 14.3.30R, our UK Board Diversity Statement and associated numerical data is available in our FY2025 Sustainability Report on page 42.

- Further to LR 14.3.24R, the Company has included in its FY2025 Sustainability Report climate related disclosures consistent with the four recommendations and the eleven recommended disclosures set out in the June 2017 report of the Task Force on Climate-related Financial Disclosures entitled "Recommendations of the Task Force on Climate-related Financial Disclosures." For ease of review and given the detailed and technical content of these disclosures, we considered the FY2025 Sustainability Report to be the most appropriate location for the disclosures.

- The FY2025 Sustainability Report provides an overview of our commitments to responsible conduct and sustainable business practices, as well as our Sustainability priorities. It is available on our website at corporate.ferguson.com/sustainability/#sustainability_report

Transfer agent, registrar and dividend disbursing agent

Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940-3078
United States

Telephone (Inside U.S. and Canada)
+1 866 742 1064

Telephone (U.K.)
+44 (0) 370 703 6203

Telephone (Outside U.K., U.S. and Canada)
+1 781 575 3023

Annual Meeting

The Annual Meeting of the Company will take place on December 3, 2025.

For details please visit: corporate.ferguson.com

Investor relations

investor@ferguson.com



⚡ FERGUSON

751 Lakefront Commons
Newport News, VA 23606
Tel: +1 757-874-7795

About Ferguson

Ferguson (NYSE: FERG; LSE: FERG) is the largest value-added distributor serving the water and air specialized professional in our $340B residential and non-residential North American construction market. We help make our customers' complex projects simple, successful and sustainable by providing expertise and a wide range of products and services from plumbing, HVAC, appliances, and lighting to PVF, water and wastewater solutions, and more. Headquartered in Newport News, VA, Ferguson has sales of $30.8 billion (FY'25) and approximately 35,000 associates in over 1,700 locations.

For more information, please visit:
corporate.ferguson.com